U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012

Commission File No.: 001-04192

MFC Industrial Ltd.
(Translation of Registrant’s name into English)

Suite #1620 - 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6
(Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes	☒ No

     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ☐

Quarterly Report for the Three and Nine Months Ended September 30, 2012

(November 14, 2012)

     The following report and the discussion and analysis of our financial condition and results of operations for the three- and nine-month periods ended September 30, 2012 should be read in conjunction with our unaudited interim financial statements and notes for the three and nine months ended September 30, 2012, our 2011 annual audited financial statements and the notes thereto and 2011 annual report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) and Canadian securities regulators. Our financial statements for the three and nine months ended September 30, 2012 have been prepared in accordance with the English version of International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and may not be comparable to financial statements prepared in accordance with United States generally accepted accounting principles. Unless otherwise stated, all references to dollar amounts herein are to United States dollars and all references to “C$” herein are to Canadian dollars. As used in this document, the terms “we”, “us” and “our” mean MFC Industrial Ltd. and our subsidiaries, unless otherwise indicated. Due to rounding, numbers presented throughout this document may not add up precisely to totals we provide and percentages may not precisely reflect the absolute figures.

     As a reporting issuer in Canada, we are required by Canadian law to provide disclosure respecting our mineral interests in accordance with National Instrument 43-101 (“NI 43-101”). Accordingly, investors are cautioned that the information contained in this quarterly report may not be comparable to similar information made public by U.S. companies under the United States federal securities laws and the rules and regulations thereunder. In particular, the terms “measured resource”, “indicated resource” and “inferred resource” as may be used herein are not defined in SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into mineral reserves with demonstrated economic viability. In addition, the estimation of inferred resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

Disclaimer for Forward-Looking Information

     Certain statements in this document are forward-looking statements, which reflect our expectations regarding our future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits we will obtain from them. These forward-looking statements reflect our current views and are based on certain assumptions and speak only as of the date hereof. These assumptions, which include our current expectations, estimates and assumptions about our business and the markets we operate in, the global economic environment, interest rates, commodities prices, exchange rates, our ability to identify, complete and finance additional acquisitions and sources of supply for our global commodity supply chain business and our ability to manage our assets and operating costs, may prove to be incorrect. No forward-looking statement is a guarantee of future results. A number of risks and uncertainties could cause our actual results to differ materially from those expressed or implied by the forward-looking statements, including those described herein and in our 2011 annual report on Form 20-F. Such forward-looking statements should therefore be construed in light of such factors. Investors are cautioned not to place undue reliance on these forward-looking statements. Other than in accordance with our legal or regulatory obligations, we are not under any obligation and we expressly disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additional information about these and other assumptions, risks and uncertainties are set out in the “Risk Factors” section of this report and in our annual report on Form 20-F for the year ended December 31, 2011 filed with the SEC and Canadian securities regulators.

MFC INDUSTRIAL LTD.

WE ARE A GLOBAL COMMODITY SUPPLY CHAIN COMPANY

Our primary business is our commodity supply chain business that is globally focused, and includes our integrated commodities operations which source and deliver minerals, metals, energy, chemicals, plastics and wood products.

We also provide logistics and financial and risk management services to producers and consumers of commodities.

Our global business activities are supported by our captive commodities through strategic direct and indirect investments as well as other commodities sources secured by us from third parties.

SEPTEMBER 30, 2012

DEAR FELLOW SHAREHOLDERS

We are pleased to present the results of MFC Industrial Ltd. (“MFC” or the “Company”) for the nine- and three-month periods ended September 30, 2012 and to provide you with an update on our recent corporate developments. (All references to dollar amounts are in United States dollars unless otherwise stated.)

The first nine months of 2012 were a time of turning challenges into opportunities. These opportunities have allowed us to expand and diversify our commodities platform, which offers opportunities for growth and the potential for significant contributions to the economics of the Company in a recovering economy.

Thus far in 2012, we have focused on increasing our efforts in acquiring undervalued captive resource assets and operating businesses in the Americas and Asia, as well as streamlining our existing operations. Our most important overall strategy has been to expand into higher-margin commodities projects.

We completed the previously announced take-over bid of Compton Petroleum Corporation (“CPC”), a company that is active in the production and processing of natural gas, natural gas liquids, and to a much lesser degree crude oil. This transaction, which was completed on September 6, 2012, reflects our strategy to increase our captive commodities sources and meets our stated investment objectives. With this acquisition we recognized a gain of $230.1 million on negative goodwill. The gain on negative goodwill arose as the fair value of the net assets acquired exceeded the consideration we paid under the transaction. Our total assets as of September 30, 2012 increased by 58% to over $1.3 billion and our shareholders’ equity increased by 46% to $800.3 million from December 31, 2011.

We are pleased with the expansion of our commodities platform into energy, but now we must execute our plans to derive more than just a basic commodity value from natural gas. We will be proceeding to add value by utilizing our natural gas processing plants to facilitate the production of energy and enhance and create more value-added commodities. We are also working to expand our global commodities business through further acquisitions, but will continue to be responsible with our capital.

HIGHLIGHTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012
■	Book value per share increased to $12.79 as at September 30, 2012 from $8.74 at the end of 2011.
■	We recognized a gain of $230.1 million on negative goodwill from the acquisition. Total assets now exceed $1.3 billion.
■	We expanded our commodities platform to include energy with the completion of the acquisition of CPC on September 6, 2012.
■	Our net earnings for the nine months ended September 30, 2012 increased to $28.8 million, or $0.46 per share.*

*Note:	Excluding a gain of $230.1 million on negative goodwill, or $3.68 per share recognized on the CPC acquisition.

RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

Total revenues for the nine-month period ended September 30, 2012 decreased to $373.9 million, compared to $391.3 million in the first nine months of 2011. Our income for the first nine months of 2012, including a negative goodwill gain of $230.1 million, increased to $258.9 million, or $4.14 per share on a diluted basis, from $21.6 million, or $0.35 per share on a diluted basis in the same period last year. Excluding the negative goodwill gain, our income for the first nine months of 2012 was $28.8 million, or $0.46 per share.

LETTER TO SHAREHOLDERS

We believe that net book value is key in valuing MFC and our net book value is set forth in the table below:

NET BOOK VALUE
	September 30, 2012	December 31, 2011
Net book value per share	$12.79	$8.74
Shares outstanding	62,552,126	62,561,421

Revenues were slightly down in the first nine months of 2012 because of several factors. During the period, the Euro depreciated versus the United States dollar by 9%. We also had lower volumes and substantial price reductions on certain commodities, particularly in plastics. However, we were able to offset some of the revenue reduction with new products.

Revenues for our commodities and resources business were $345.8 million for the nine months ended September 30, 2012, compared to $358.9 million for the same period in 2011. Included in our commodities and resources business are the gross revenues generated by our iron ore royalty interest which, for the nine months ended September 30, 2012, were approximately $19.7 million, compared to $24.5 million in the same period in 2011. A total of 2,295,819 tons of iron ore pellets and 42,484 tons of chips were shipped during the nine months ended September 30, 2012, compared to 2,687,933 tons of iron ore pellets and 138,359 tons of concentrate shipped in the same period in 2011. The reductions in pellet shipments experienced during the nine months ended September 30, 2012, primarily resulted from equipment failures at the concentrator plant. In light of this, the mine owner, Cliffs Natural Resources, is now decreasing its expected production volumes for 2012. Our revenues were also affected by lower royalty rates due to the current pricing environment for iron ore.

Revenues for our merchant banking business were $14.3 million for the nine months ended September 30, 2012, compared to $19.5 million for the same period in 2011.

Other revenues, which encompass our corporate and other investments, were $13.8 million for the nine months ended September 30, 2012, compared to $12.9 million for the same period in 2011.

Costs of sales decreased to $302.9 million during the nine months ended September 30, 2012 from $319.2 million for the same period in 2011. Selling, general and administrative expenses increased slightly to $32.4 million for the nine months ended September 30, 2012 from $31.4 million for the same period in 2011.

OVERVIEW OF OUR RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

Our total revenues by operating segment for the nine months ended September 30, 2012 and 2011 are broken out in the table below:

REVENUES
All amounts in thousands
	September 30, 2012	September 30, 2011
	nine months	nine months
Commodities and resources	$345,822	$358,876
Merchant banking	14,290	19,468
Other	13,784	12,906

Total revenues	$373,896	$391,250

LETTER TO SHAREHOLDERS

Our income from operations for each of the nine months ended September 30, 2012 and 2011 are broken out in the table below:

INCOME FROM OPERATIONS
All amounts in thousands, except per share amounts
	September 30, 2012	September 30, 2011
	nine months	nine months
Commodities and resources	$22,830	$25,156
Merchant banking	246,691 (1)	14,062
Other	(5,095)	(13,868)

Income before income taxes	264,426	25,350
Income tax expenses	(417)	(1,089)
Resource property revenue tax expenses	(4,010)	(3,215)
Net (income) loss attributable to non-controlling interests	(1,103)	557

Net income attributable to our shareholders	$258,896 (1)	$21,603

Earnings per share	$4.14	$0.35 (2)

Note:	(1) Including a negative goodwill gain of $230.1 million.
(2) The first half of 2011 included a one-time expense of $0.14 per share.

REVENUE BREAKDOWN BY REGION

The following chart shows our revenue by region for the nine months ended September 30, 2012.

REVENUE BY REGION

LETTER TO SHAREHOLDERS

INTERNATIONAL JUST-IN-TIME DELIVERIES ■ STRATEGIC INVESTMENTS IN RESOURCE ASSETS ■ OFFTAKE AGREEMENTS

COMMODITIES FOR SPECIFIC, COMMITTED BUYERS

     ■

PURCHASING, SELLING, PROCESSING AND DELIVERING

     ■

USING OUR FINANCIAL RESOURCES AS LEVERAGE TO HELP FINANCE
ONE OR BOTH SIDES OF A COMMODITY TRANSACTION

v
LETTER TO SHAREHOLDERS

FINANCIAL

The following table highlights certain selected key numbers and ratios in order for our shareholders to better understand our financial position as at September 30, 2012.

FINANCIAL HIGHLIGHTS
All amounts in thousands, except per share amount and ratios
September 30, 2012
Cash and cash equivalents	$270,778
Short-term securities	7,943
Trade receivables	38,247
Current assets	608,605
Total assets	1,361,123
Current liabilities	317,578
Working capital	291,027
Current ratio*	1.92
Acid test ratio*	1.05
Total liabilities	557,854
Shareholders’ equity	800,266
Equity per common share	12.79

*Note:

The current ratio is calculated as current assets divided by current liabilities. The acid test ratio is calculated as cash and cash equivalents plus short-term cash deposits, short-term securities and receivables less inventories divided by total current liabilities.

LIQUIDITY

As at September 30, 2012, we had cash, short-term deposits and securities of $278.9 million. We monitor our capital on the basis of our debt-to-adjusted capital ratio and long-term debt-to-equity ratio.

LIQUIDITY
All amounts in thousands
	September 30, 2012	December 31, 2011
Total debt	$47,281	$47,127
Less: cash and cash equivalents	(270,778)	(387,052)

Net debt (net cash & cash equivalents)	(223,497)	(339,925)
Shareholders’ equity	800,266	546,623

LETTER TO SHAREHOLDERS

LONG-TERM DEBT

The following table highlights certain selected key numbers and ratios as of September 30, 2012 and December 31, 2011.

LONG-TERM DEBT
All amounts in thousands, except ratio
	September 30, 2012	December 31, 2011
Long-term debt, less current portion	$30,312	$20,150
Shareholders’ equity	800,266	546,623
Long-term debt-to-equity ratio*	0.04	0.04

*Note:	The long-term debt-to-equity ratio is calculated as long-term debt divided by shareholders’ equity.

CREDIT FACILITIES

We maintain various types of credit lines and facilities with various banks, and most of these are short-term. These facilities are used for day-to-day business, structured solutions and various other activities in both the commodities and finance areas.

As at September 30, 2012, we had credit facilities aggregating $418.5 million as follows: (i) unsecured revolving credit facilities aggregating $158.2 million from banks; (ii) revolving credit facilities aggregating $84.1 million from banks for structured solutions, a special type of financing. The margin is negotiable when the facility is used; (iii) a structured factoring arrangement with a bank for up to a credit limit of $119.6 million for our commodities activities. Generally, we may factor our commodity receivables upon invoicing at the inter-bank rate plus a margin; and (iv) a foreign exchange credit facility of $56.6 million with a bank. All of these facilities are renewable on a yearly basis.

CAPTIVE SOURCE OF FERROUS METALS UPDATE

During the nine months ended September 30, 2012, we and our partner Alberici Group, Inc. continued to study the re-opening of the Pea Ridge Mine located in Sullivan, Missouri (the “Mine”), in which we own a 50% interest. As previously announced, we completed an updated independent Canadian National Instrument 43-101 compliant technical report (the “Technical Report”) upgrading previously disclosed historic resources estimates to current resource estimates. Behre Dolbear and Company (USA), Inc. (“Behre Dolbear”), our independent technical consultants, completed the Technical Report. The estimates include an in situ (originally present) measured and indicated resource of 248.7 million short tons at 52.87% magnetic iron and 57.82% total iron and an inferred resource of 15.8 million short tons at 53.67% magnetic iron and 57.64% total iron based on a cut-off grade of 40% magnetic iron.

In completing the Technical Report, Behre Dolbear conducted, among other things, an audit of historic drill hole data, a confirmatory re-sampling and analysis program on the extensive library of drill core maintained at the Pea Ridge Mine site and core kept at the Missouri Department of Natural Resources and block modeling of the deposit. Readers should refer to the full text of the Technical Report for further information regarding the above resource estimates and the Mine, a copy of which is available under the Company’s profile at www.SEDAR.com.

In addition to completion of the Technical Report, as part of the work necessary to evaluate the Pea Ridge Mine for re-opening, we engaged the consulting firm Geotechnology, Inc. to investigate the depth and shape of the top and bottom of the subsidence cave zone which is present above the Pea Ridge Mine deposit. This work included direct measurements of the size and extent of the cave zone within existing vertical drill holes. Having received the results, we are, together with our consultants, considering additional steps in the evaluation of the cave zone, including

LETTER TO SHAREHOLDERS

re-drilling several existing holes above the mineralized zone, and conducting a three-dimensional detailed seismic survey over the Pea Ridge Mine site. We believe that the results of this work will be useful in determining the best way to develop and mine the iron deposit.

A necessary step in completing further analysis, including feasibility studies and reopening the Pea Ridge Mine is dewatering the existing underground mine workings. Dewatering activities have been delayed, while we complete further preliminary analysis and investigations regarding the re-opening of the Mine.

EXPANDING OUR COMMODITIES PLATFORM INTO ENERGY

As a result of our acquisition of CPC on September 6, 2012, our commodities activities have expanded to include energy through the development, production and processing of natural gas and other hydrocarbons in Western Canada. The majority of such operations are located in the Deep Basin fairway of the Western Canada Sedimentary Basin.

TRANSACTION HIGHLIGHTS

This acquisition expands MFC’s global commodities platform to include energy.
Proved and probable natural gas and natural gas liquids reserves.
Future tax benefits.
In addition to developed properties, we have a substantial undeveloped land bank.
We recognized $230.1 million of negative goodwill for the nine months ended September 30, 2012 in connection with this acquisition.

LAND POSITION

CPC’s properties are principally located in the Deep Basin fairway of the Western Canada Sedimentary Basin in Alberta and provide multi-zone potential for future development and exploration.

LAND POSITION (SELECTED HIGHLIGHTS)
As of September 30, 2012
Southern Plains, Alberta, Canada:
448,000 gross acres with 87% working interest
270 + developed drilling locations
Niton, Alberta, Canada:
89,600 gross acres with greater than 70% working interest
250 + developed drilling locations
An additional 354,993 net undeveloped acres

LETTER TO SHAREHOLDERS

We have interests in substantial established infrastructure, which allows flexibility to effectively manage area development and adjust operations accordingly. Overall, we operate over 50,000 horsepower of compression totaling 200 million cubic feet per day (“MMcf/d”) of available field compression capacity, having over 85 MMcf/d of operated processing capacity with no mid-stream requirements (not including the Mazeppa Gas Processing Plant), and over 2,000 km of pipeline infrastructure in place. Key facilities are as follows:

PROCESSING FACILITIES AND INFRASTRUCTURE

Mazeppa Gas Processing Plant

The Mazeppa Gas Processing Plant is located in High River, Alberta, Canada and processes both sweet and sour gas. It has a production capacity of 90 MMcf/d of sour natural gas and 45 MMcf/d of sweet natural gas. In the High River area, there is approximately 270 km of pipeline infrastructure in place and gas compression capacity of 42.5 MMcf/d.

Southern Alberta Foothills

The Callum and Cowley Gas Processing Plants with 100% plant ownership are currently capable of compressing 19 MMcf/d and ultimately processing 50 MMcf/d through the two existing facilities with the addition of field and/or plant compression. There is currently over 60 km of pipeline infrastructure in the operating area with minimal third party infrastructure in place.

High River

In the High River area there is 9,150 horsepower installed with a gas compression capacity of 42.5 MMcf/d and 270 km of pipeline infrastructure in place. Volumes are all produced through the Mazeppa gas gathering system and sour gas processing plant.

Edson, Niton and McLeod Gas Processing Plants

This foothills area property has compression capacity of 23 MMcf/d utilizing over 6,400 horsepower, including the CPC McLeod River Gas Processing Plant with 23 MMcf/d of capacity with 100% plant ownership. Additionally, there is over 185 km of pipeline infrastructure in the area.

Shallow Gas Property

Our shallow gas infrastructure consists of over 110 MMcf/d of compression capacity utilizing 30,000 horsepower with over 1,200 km of pipeline infrastructure in place. Final processing gas volumes are through a third party in some cases, but in many cases directly linked into the ATCO and Nova/TransCanada pipeline systems at multiple sales locations.

As at September 30, 2012, these interests included 909 producing natural gas wells, 36 producing oil wells and a land position that includes approximately 355,000 net working interest undeveloped acres. Our operations include four Deep Basin development gas plays: (i) the Rock Creek sands and other zones at Niton in central Alberta; (ii) the shallower Southern Plains sand play in southern Alberta; (iii) the Basal Quartz sands at High River in southern Alberta; and (iv) an exploratory play at Callum/Cowley/Todd Creek in the Foothills area of southern Alberta.

The Niton area includes multi-zone, liquids-rich, tight gas plays with production to date primarily coming from Rock Creek and Ellerslie sandstones. We have a large number of mineral agreements that cover specific zonal rights in this area. We have an average 70% working interest in 89,600 gross acres of land to the base of the Rock Creek Member of the Fernie Group. The Niton area has other productive zones that provide opportunities to expand our development base by moving into other geological horizons. These zones lie above the Rock Creek and include the Wilrich and Notikewin sandstones of the Upper Mannville and Spirit River Group.

LETTER TO SHAREHOLDERS

BROAD SPECTRUM OF COMMODITIES
■
PROVEN RELIABILITY
■
CONSISTENT QUALITY

The Southern Plains and overlying Edmonton Horseshoe Canyon shallow gas zones consist of under-pressured, essentially water-free, multi-sand zones that averages 450 metres in thickness per zone, totalling over 900 metres in thickness. The entire section is comprised of multiple Belly River sands, silts, shales, and coals, overlain by the Edmonton/Horseshoe Canyon coals that similarly include sands, silts, and shales. With control of 448,000 gross acres of land at an average 87% working interest, this land base provides a significant multi-year, low risk natural gas drilling inventory at two to four wells per section. Ample infrastructure is in place in the area for future production increases.

Our High River asset is a low to medium permeability Basal Quartz channel sandstone pool, which is the southern Alberta extension of the Lower Cretaceous Deep Basin gas trend.

TAX BENEFITS

In addition to its processing and natural gas assets, CPC has tax benefit pools that we may be able to utilize. The following table sets forth summary information regarding future tax benefit pools as of December 31, 2011, along with corresponding annual allowable utilization rates.

x
LETTER TO SHAREHOLDERS

TAX BENEFIT POOLS As of December 31, 2011, all Canadian dollar amounts in millions
Pools	Amounts	Utilization rate per year
Canadian development expense	$16.8	30%
Canadian exploration expense	331.8	100%
Capital cost allowance	122.9	25%
Share / debt issuance costs	23.1	20%
Total Pools	$494.6

The following table summarizes our natural gas and crude oil wells as of September 30, 2012:

GAS AND OIL WELLS As of September 30, 2012
Net interest
Natural Gas (producing)	909
Natural Gas (non-producing)	22
Crude Oil (producing)	36
Crude Oil (non-producing)	9
Total Wells	976

We have over 500 potential well locations and future drilling may consist primarily of infill drilling. Due to the known performance of neighbouring wells, the per well development costs, operating costs and production volumes can be estimated with reasonable confidence. As such, gas production from new drilling can be planned in a targeted manner and in light of market conditions.

We also have the ability to shut-in producing wells during periods of low market prices, and to re-open such wells during more favourable market conditions.

We may undertake a program of rationalization of wells, including potential acquisitions of other distressed companies or assets by selling or trading individual well interests with other operators to maximize operating efficiencies in the field.

LETTER TO SHAREHOLDERS

Since completing the acquisition, we have commenced the integration of CPC into our global commodities supply chain business. Our initial goals with this acquisition are, among other things:

INITIAL GOALS FOR CPC

Utilizing our natural gas reserves to produce energy.
Refinance bank debt to coincide with the actual economic life of the acquired assets.
Sell non-core assets and reduce general and administrative costs, to bring them into line with our future plans.
Hedge the acquisition price risk to reduce the exposure to volatility of natural gas prices.

Rationalize capital expenditures, well operations, and processing facilities to maximize the long-term value of the assets. Increase volume and reduce costs by optimizing infrastructure and adding third party volumes.

Implement an opportunity fund, which will allow strategic investors from Asia to participate in the development of long-term projects.

UPDATE ON OUR CAPTIVE SOURCES OF FERROUS METALS IN INDIA

A court in India issued an interim order on October 5, 2012 prohibiting mining activities in the State of Goa, India. The Order was passed based on a petition filed by a non-governmental organization, Goa foundation, in light of a report which was tabled in Parliament on September 7, 2012, alleging that billions of dollars were expropriated by illegal mining companies in the region.

Our Indian subsidiary previously entered into agreements with third party leaseholders of iron ore mines in Goa, India pursuant to which our subsidiary is the sole contractor, and the leaseholders agreed to sell iron ore to our subsidiary at a fixed price per ton based on the extraction costs. Our subsidiary has provided materials on our activities and environmental policies to the government and we are optimistic that such activities are in full compliance.

The Government of Goa is under strong pressure to expedite reopening all of mines as 75% of Goa’s economy depends on mining revenue. The mining industry is the largest employer in the state employing: 52,000 general truckers, 26,000 mining trucks, 7,000 bargemen and another 75,000 people directly employed in the mining industry.

From a financial point of view, MFC has no debt and no cash flow obligations associated with its iron sources in Goa. While there can be no assurance as to the outcome of the proceedings, we view the suspension to be temporary and are reasonably optimistic that iron deliveries will be resumed before the mining season ends.

We are continuing the process of obtaining all the necessary permits respecting the purchase and sale of iron ore from a new mine owner that has a property located in Goa, India. We have entered into an agreement with the mine owner. The new property is in very close proximity to our existing iron ore sources in Goa.

CORPORATE TAXATION

We are a company that strives to be fiscally responsible. Corporate income taxes paid in cash were approximately $2.6 million for the nine months ended September 30, 2012.

LETTER TO SHAREHOLDERS

ANNUAL CASH DIVIDEND

To date, we have completed the payment of our 2012 cash dividend, having made the following divided payments to our shareholders: (i) $0.05 per share on February 10, 2012 to shareholders of record on January 27, 2012; (ii) $0.05 per share on April 10, 2012 to shareholders of record on March 30, 2012; (iii) $0.06 per share on July 13, 2012 to shareholders of record on July 2, 2012; and (iv) $0.06 per share on October 26, 2012 to shareholders of record on October 15, 2012. This represents a 10% increase over our 2011 dividend.

Respectfully Submitted,

Michael J. Smith
Chairman of the Board

LETTER TO SHAREHOLDERS

CORPORATE INFORMATION

BOARD OF DIRECTORS	OFFICES AND SUBSIDIARIES	CORPORATE CONTACT
R. Randall
Michael J. Smith	AUSTRIA	MFC Industrial Ltd.
Director since 1967	Millennium Tower, 21st Floor	Telephone: 1 (604) 683 8286 ex 224
	Handelskai 94-96	Email: rrandall@bmgmt.com
Dr. Shuming Zhao*	1200 Vienna, Austria
Director since 2004	Telephone: (43) 1 24025 0	INVESTOR RELATIONS
	Email: office@mfc-commodities.com	Cameron Associates Inc.
Robert Ian Rigg*		535 Fifth Ave, 24th Floor
Director since 2010	HONG KONG	New York, NY 10017, USA
	8th Floor, Dina House	Telephone: 1 (212) 245 4577
Indrajit Chatterjee*	Ruttonjee Centre, 11 Duddell Street	Email: Kevin@cameronassoc.com
Director since 2005	Hong Kong SAR, China
	Telephone: (852) 2840 1230	TRANSFER AGENT
Ravindra Prakash	Email: mfc@mfinancialcorp.hk	Computershare
Director since 2011		480 Washington Blvd, 27th Floor
	CANADA	Newport Office Center VII
* Member of the Audit Committee	1620 - 400 Burrard Street	Jersey City, NJ 07310, USA
	Vancouver, BC Canada V6C 3A6	Telephone: 1 (888) 478 2338
STOCK LISTING	Telephone: 1 (604) 683 8286	www.computershare.com
Email: rrandall@bmgmt.com
New York Stock Exchange		AUDITORS
11 Wall Street	CHINA	Deloitte & Touche LLP
New York, NY 10005	Room 2409, Shanghai Mart Tower	PO Box 49279
Telephone: 1 (212) 656 3000	2299 West Yan An Road	2800 - 1055 Dunsmuir Street
Email: nyselistings@nyse.com	Changning District	Vancouver, BC V7X 1P4, Canada
Trading Symbol: MIL	200336 Shanghai China	Telephone: 1 (604) 669 4466
	Telephone: (86) 21 5155 6688	www.deloitte.ca
Email: office@mfc-china.com
WEBSITE
	INDIA	www.mfcindustrial.com
B-204, Landscape Shire
Caranzalem, Goa 403 002, India
Telephone: (91) 832 246 3390
Email: office@mfc-india.com

xiv LETTER TO SHAREHOLDERS

Nature of Business

     We are a global commodities supply chain company, which sources and delivers commodities and materials to clients, with an expertise on the financing and risk management aspects of the business. Our business is divided into three reportable segments: (i) commodities and resources, which includes our commodities activities and interests in mineral and energy resources; (ii) merchant banking, which includes structured solutions, financial services and proprietary investing activities; and (iii) other, which encompasses our corporate and other investments and business interests, including our medical supplies and servicing business and corporate.

   Commodities and Resources

     Our commodity supply chain business is globally focused and includes our integrated commodities operations and our mineral interests. We conduct such operations primarily through our subsidiaries based in Vienna, Austria and supply various commodities, including minerals and metals, chemicals, plastics and wood products to our customers. As a result of our acquisition of Compton Petroleum Corporation (“Compton”) in the third quarter of 2012, we are now active in the energy sector of the commodities business through our natural gas and other hydrocarbon production and processing activities. Our commodities originate either from our directly or indirectly held interests in resource projects or are secured by us from third parties. We also derive production royalty revenue from a mining sub-lease.

     Through our global commodity supply chain business, we also provide logistics, supply chain management and other services to producers and consumers of commodities. These activities are supported by strategic direct or indirect investments in natural resource assets operating in our core commodities, including plastics, non-ferrous metals and minerals.

     Our commodities operations include sourcing and supplying commodities. To a lesser extent, we also act as an agent for our clients. Our commodities operations often utilize innovative trading strategies and structures. We currently engage in purchases and sales with commodity and other producers who are unable to effectively realize sales due to their specific circumstances.

     We often purchase or produce the underlying commodity and sell it to an end buyer or transfer it for another commodity, which will subsequently be sold. Further, commodity producers and end customers often work with us to better manage their internal supply chain, distribution risk and currency and capital requirements. In such commodities operations, we try to capture various commodities, financing and currency spreads. Through our operations, we have been able to develop ongoing relationships with commodity producers, end customers and financiers and integrate them into our financial activities.

     We generally source commodities from Asia, Africa, Europe, North America and the Middle East. Our commodities are sold in global markets.

     Our commodities operations are supported by our logistics and finance activities in order to provide cost effective and efficient transportation, as well as the granting of payment terms for working capital requirements for our customers and partners.

     Our commodities and resources business employs personnel worldwide. Our main marketing office is located in Vienna, Austria. In addition, we establish relationships with and seek to further market our products through agents located worldwide. Our marketing and investment activities in the commodities and resource sector are supported by a global network of agents and relationships. This network provides us with worldwide sourcing and distribution capabilities.

     We have indirectly entered into agreements with third party leaseholders of iron ore mines in India pursuant to which our subsidiary is the sole contractor and the leaseholders agreed to sell iron ore to our subsidiary at a fixed price per ton based on the extraction costs plus a royalty payment to the owner dependent upon the iron content. The agreements are in force and continue until September 4, 2014 and we have been granted the right to unilaterally renew the agreements for three year terms until September 4, 2020.

     In 2012, we indirectly entered into an agreement with a contract-holder that had entered into agreements with a local leaseholder in India for the processing and purchase of iron ore. The mine area under such agreement is in close proximity to our existing iron ore operations in the region and, upon becoming operational, will enable us to achieve better economies of scale and optimize resources by utilizing common facilities, laboratory, engineering staff and other equipment when the mine becomes operational. We are now in the process of obtaining the necessary permits.

     We indirectly derive production royalty revenue from a mining sub-lease of the lands upon which the Wabush iron ore mine is situated in Newfoundland and Labrador, Canada. This sub-lease commenced in 1956 and expires in 2055. The lessor is Knoll Lake Minerals Ltd. (“Knoll Lake Minerals”), which holds a direct mining lease from the province. The mine is owned by Cliffs Natural Resources Inc. (“Cliffs”). In August 2011, we reorganized our royalty asset to hold an indirect 99.44% economic interest therein. Iron ore is shipped from the mine to Québec, Canada, where it is pelletized. In 2011, 2010 and 2009, 3.3 million, 3.8 million and 3.2 million tons of iron pellets, respectively, were shipped. Such shipments are subject to seasonal and cyclical fluctuations. A total of 902,217 tons and 1,172,813 tons of iron ore pellets were shipped during the three months ended September 30, 2012 and 2011, respectively.

     The royalty is paid quarterly and is based on the tonnage of iron ore pellets shipped. Pursuant to the terms of the mining sub-lease, the royalty payment is not to be less than C$3.25 million per annum until its expiry. In 1988, the royalty rate was amended to require a base royalty rate of C$1.685 per ton with escalations as defined in the sub-lease. We are obligated to make royalty payments of C$0.22 per ton on shipments of iron ore pellets from Québec to Knoll Lake Minerals, which holds the direct lease over the mine property. Cliffs applies a portion of the royalty payments under the sub-lease to make such royalty payments to Knoll Lake Minerals.

     Historically, iron-ore benchmark prices were determined in the first quarter of the calendar year through negotiations between the major producers and their most significant customers. These prices were then generally adopted by the other suppliers when published.

     A shift in the marketplace has, among other things, made obsolete certain of the world iron ore pellet pricing methodology for calculating the royalty rate due to us contained in our sub-lease for the Wabush iron mine. As a result of these market changes, and as the sub-lease permits us to renegotiate an increase in the royalty rates when the mine achieves certain profitability thresholds, which we believe have been obtained, we served the mine operator with a notice of arbitration respecting our entitlement to a new base rate for the royalty. We have also provided the mine operator with a notice of arbitration seeking recovery for royalty underpayments in 2010. The outcome of such proceedings cannot be determined at this time.

     Iron ore is typically sold either as a concentrate, whereby the iron ore is in granular form, or as a pellet, where iron ore concentrate has been mixed with a binding agent, formed into a pellet and then fired in a furnace. Iron ore pellets can be charged directly into blast furnaces without further processing and are primarily used to produce pig iron, which is subsequently transformed into steel. The ore resources at the mine contain manganese in quantities that make the resulting iron ore concentrates unattractive to steel plant customers. The operator of the mine has announced that it is addressing this by installing mill components that reduce manganese content, with the final plant reconfiguration requiring four to six independent manganese reduction circuits, two of which were installed in 2011. The operator of the mine has indicated that this manganese reduction program could extend the mine life by six years.

     The iron ore mine is operated by Cliffs. Under the mining sub-lease, Cliffs pays royalties to the holder of the royalty interest based upon the amount of iron ore pellets shipped. One of the major components in the calculation of the royalty rate payable is based on the most recently published price of a particular iron ore pellet. Although there can be no assurance as to future production levels, our management believes that since Cliffs is now also the sole owner of the business enterprise of the iron ore mine, production from the mine may be maintained at relatively consistent levels, subject to market conditions.

     As a result of our acquisition of Compton on September 6, 2012, our commodities activities have expanded to the energy sector through the development, production and processing of natural gas, natural gas liquids and, to a far lesser degree, crude oil in western Canada. The majority of such operations are located in the Deep Basin fairway of the Western Canada Sedimentary Basin. As at September 30, 2012, these interests included 909 producing natural gas wells, 22 non-producing natural gas wells, 36 producing oil wells and 9 non-producing oil wells and a land position that includes approximately 355,000 net working interest undeveloped acres. Our operations include four Deep Basin development gas plays: (i) the Rock Creek sands and other zones at Niton in central Alberta; (ii) the shallower Southern Plains sand play in southern Alberta; (iii) the Basal Quartz sands at High River in southern Alberta; and (iv) an exploratory play at Callum/Cowley/Todd Creek in the Foothills area of southern Alberta.

     The Niton area includes multi-zone, liquids-rich, tight gas plays with production to date primarily coming from Rock Creek and Ellerslie sandstones. We have a large number of mineral agreements that cover specific zonal rights in this area. We have an average 70% working interest in 89,600 gross acres of land to the base of the Rock Creek Member of the Fernie Group. The Niton area has other productive zones that provide opportunities to expand our development base by moving into other geological horizons. These zones lie above the Rock Creek and include the Wilrich and Notikewin sandstones of the Upper Mannville and Spirit River Group.

     The Southern Plains and overlying Edmonton Horseshoe Canyon shallow gas zones consist of under-pressured, essentially water-free, multi-sand zones that averages 450 metres in thickness per zone, totalling over 900 metres in thickness. The entire section is comprised of multiple Belly River sands, silts, shales, and coals, overlain by the Edmonton/Horseshoe Canyon coals that similarly include sands, silts, and shales. With control of 448,000 gross acres of land at an average 87% working interest, this land base provides a significant multi-year, low risk natural gas drilling inventory. Infrastructure is in place in the area for future production increases.

     Our High River asset is a low to medium permeability Basal Quartz channel sandstone pool, which is the southern Alberta extension of the Lower Cretaceous Deep Basin gas trend.

     We also have interests in substantial established infrastructure, which allows flexibility to effectively manage area development and adjust operations accordingly. Overall, we operate over 50,000 horsepower of compression totaling 200 million cubic feet per day (“MMcf/d”) of available field compression capacity, having over 85 MMcf/d of operated processing capacity with no mid-stream requirements (not including the Mazeppa Gas Processing Plant), and over 2,000 km of pipeline infrastructure in place. Key facilities are as follows:

  Mazeppa Gas Processing Plant – Through Compton, we provide the management team and corporate guidance for the Mazeppa Processing Partnership (“MPP”). This sour gas processing plant is located in the High River area and currently has production capacity of 90 MMcf/d (licensed plant capacity) of sour natural gas and 45 MMcf/d of sweet natural gas.

  High River - In the High River area there is 9,150 horsepower installed with a gas compression capacity of 42.5 MMcf/d and 270 km of pipeline infrastructure in place. Volumes are all produced through the Mazeppa gas gathering system and sour gas processing plant.

  Southern Alberta Foothills - The Callum and Cowley Gas Processing Plants with 100% plant ownership are currently capable of compressing 19 MMcf/d and ultimately processing 50 MMcf/d through the two existing facilities with the addition of field and/or plant compression. There is currently over 60 km of pipeline infrastructure in the operating area with minimal third party infrastructure in place.

  Edson, Niton, and McLeod - This foothills area property has compression capacity of 23 MMcf/d utilizing over 6,400 horsepower, including the Compton McLeod River Gas Processing Plant with 23 MMcf/d of capacity with 100% plant ownership. Additionally, there is over 185 km of pipeline infrastructure in the area.

  Shallow Gas Properties - Our shallow gas infrastructure consists of over 110 MMcf/d of compression capacity utilizing 30,000 horsepower with over 1,200 km of pipeline infrastructure in place. Final processing gas volumes are through a third party in some cases, but in many cases directly linked into the ATCO and Nova/TransCanada pipeline systems at multiple sales locations.

     We hold a 50% interest in the Pea Ridge Iron Ore Mine located in Sullivan, Missouri, USA, approximately 70 miles southwest of St. Louis, Missouri, USA. The Pea Ridge Mine operated as an underground mine between 1963 and 2001 and was originally developed as a partnership between Bethlehem Steel Corporation and St. Joe Minerals Corp., operating as the Meramec Mining Company. From 1981 to 1987 the mine was operated by Fluor Corporation and was subsequently acquired by Woodridge Resources Corporation until its closure in 2001. Historic data and records indicate that approximately 58.5 million short tons of iron ore were removed from the mine between 1963 and 2001.

     The Pea Ridge Mine includes the historic mine deposit along with a large tonnage of tailings material. Prior infrastructure remains in place, including access to underground workings, two vertical mine shafts with hoists and headframes, a plant building and tailings and settling ponds. The Pea Ridge Mine’s location is served by highways connecting to the U.S. Interstate highway system and has a presently unused rail spur line connecting to the Union Pacific railway system.

     During the nine months ended September 30, 2012, we and our partner Alberici Group, Inc. continued to study the re-opening of the Pea Ridge Mine. During the second quarter of 2012, we completed an updated independent NI 43-101 compliant technical report (the “Technical Report”), upgrading previously disclosed historic resources estimates to current resource estimates. Behre Dolbear and Company (USA), Inc. (“Behre Dolbear”), our independent technical consultants authored the Technical Report. The estimates include an in situ (originally present) measured and indicated resource of 248.7 million short tons at 52.87% magnetic iron and 57.82% total iron and an inferred resource of 15.8 million short tons at 53.67% magnetic iron and 57.64% total iron based on a cut-off grade of 40% magnetic iron.

     In completing the Technical Report, Behre Dolbear conducted, among other things, an audit of historic drill hole data, a confirmatory re-sampling and analysis program on the extensive library of drill core maintained at the Pea Ridge Mine site and core kept at the Missouri Department of Natural Resources and block modeling of the deposit.

     Readers should refer to the full text of the Technical Report, titled “Technical Report on the PRR Mining (Pea Ridge) Property” dated August 13, 2012, for further information regarding the Pea Ridge Mine, a copy of which is available under our profile at www.sedar.com.

     In addition to completion of the Technical Report, as part of the work necessary to evaluate the Pea Ridge Mine for re-opening, we engaged the consulting firm Geotechnology, Inc. to investigate the depth and shape of the top and bottom of the subsidence cave zone which is present above the Pea Ridge Mine deposit. This work included direct measurements of the size and extent of the cave zone within existing vertical drill holes above a portion of the Pea Ridge Mine deposit. Having received the results of such investigation, we are, together with our consultants, considering additional steps in the evaluation of the cave zone, including re-drilling several existing holes above the mineralized zone, and conducting a three-dimensional detailed seismic survey over the Pea Ridge Mine site. We believe that the results of this work will be useful in determining the best way to develop and mine the iron deposit.

     A necessary step in completing further analysis, including feasibility studies, and re-opening the Pea Ridge Mine is dewatering the existing underground mine workings. De-watering activities have been delayed, while we complete further preliminary analysis and investigations regarding the re-opening of the Mine.

   Merchant Banking

     Our merchant banking operations include merchant banking and financial services, third-party financing and other services, proprietary investing and our real property. We seek to invest in many industries, emphasizing those business opportunities where the perceived intrinsic value is not properly recognized.

     We use our financial and management expertise to add or unlock value within a relatively short time period. Our merchant banking activity is generally not passive and we seek investments where our financial expertise and management can add or unlock value. Proprietary investments are generated and made as part of our overall merchant banking activities and are realized upon over time, sometimes taking more than one year. In addition, we often seek to acquire interests or establish relationships with commodity producers to realize upon potential synergies. Such interests can be acquired through purchases of, or investments in, commodity producers, or through contractual arrangements with them, including off-take agreements. The investments we make in commodity producers are part of our merchant banking strategy. To a degree, our merchant banking and commodities and resources businesses supplement each other, which results in synergies in our overall business activities.

     Our activities include making proprietary investments through investing our own capital and utilizing our expertise to capture investment opportunities. We seek to invest in businesses or assets whose intrinsic value is not properly reflected in their share or other price. Often such investments are in companies or assets that are under financial, legal or regulatory distress and our services include resolving such distress. Our investing takes many forms and can include acquiring entire businesses or portions thereof, investing in equity, investing in the existing indebtedness (secured and unsecured) of a business or in new equity or debt issues. Our investing is generally not passive and we invest where we believe our expertise in financial restructuring and management and complementary trading and corporate finance capabilities can add or unlock value. Our investing in distressed businesses and/or assets can result in complex and intricate legal issues relating to priorities, claims and other rights of stakeholders. Such issues can result in our being involved in legal and other claims as a result of our overall proprietary investment strategy. Our proprietary investments are often made as a part of, or complementary to, our commodities and resources activities.

     We consider investment opportunities where: (i) our existing participation in the marketing and production of commodities provides expert insight; (ii) we can obtain a satisfactory return of future capital investment; and (iii) such investment integrates with our business. Our philosophy is to utilize our financial strength to realize the commercial potential of assets in markets where we have a comprehensive understanding of the drivers of value.

     Our merchant banking operations provide innovative finance services for corporate and trade finance transactions. We focus on meeting the financial needs of small to mid-sized companies and other business enterprises primarily in Europe and Asia. We believe that many of these clients are underserviced by the large global investment banks and financial service providers. We specialize in advising and structuring business enterprises involved in unstructured and novel situations where a strong financial partner is needed and traditional, off-the-shelf solutions are not workable.

     In addition, we utilize our established relationships with international financial institutions and factoring companies to provide flexible customized financial tools, extensive credit and risk management and structured solutions for our customers. Working closely with our customers, our professional staff arrange support of hedging and trading of materials, financing and risk management solutions.

     Our merchant banking activities also include leveraging our trading and financial experience and relationships to provide trading services and trade finance services to our customers.

     Our merchant banking business generates revenues in the form of corporate and trade finance service fees and interest income. We also realize gains from time to time on our proprietary investments, upon their sale, the execution of an equity or debt restructuring, or the completion of other forms of divestment.

   Other

     Our other segment includes our corporate and other operating segments and investments, which include financing joint ventures through our Shanghai, China-based subsidiary which provides medical services, equipment and supplies.

Cash Dividend

     On January 10, 2011, we announced that our board of directors had adopted an annual dividend policy, providing for an annual dividend based on the annual dividend yield of the New York Stock Exchange (the “NYSE”) Composite Index (the “NYSE Composite Index”) for the preceding year plus 25 basis points. In 2011, we declared and paid a cash dividend of $0.20 per common share, which was paid in four quarterly installments. On January 17, 2012, we announced that our board of directors had declared an annual cash dividend for 2012 of $0.22 per common share, payable in four quarterly installments. The 2012 dividend is 10% higher than the dividend paid in 2011, and, based on the closing price of $7.01 for our common shares on December 31, 2011, represents a dividend yield of approximately 3.13%, compared to an annual dividend yield of approximately 2.51% for the NYSE Composite Index in 2011.

     To date, we have completed the payment of our 2012 cash dividend, having made the following dividend payments to our shareholders: (i) $0.05 per share on February 10, 2012 to shareholders of record on January 27, 2012; (ii) $0.05 per share on April 10, 2012 to shareholders of record on March 30, 2012; (iii) $0.06 per share on July 13, 2012 to shareholders of record on July 2, 2012; and (iv) $0.06 per share on October 26, 2012 to shareholders of record on October 15, 2012.

Odd-Lot Share Repurchase Program

     On July 2, 2012, we completed an odd-lot share repurchase program, pursuant to which we offered to buy back common shares from registered and beneficial shareholders who owned 99 or fewer common shares. Pursuant to the program, we repurchased and cancelled a total of 6,028 of our common shares from 455 registered and beneficial shareholders, representing a 48.6% participation rate amongst registered eligible shareholders. Shareholders who elected to participate in the repurchase program received an amount equal to the weighted average of the closing prices of our common shares on the NYSE during each of the initial six-week period of the program and the six-week extension thereto for each common share tendered.

Acquisition of Kasese Cobalt Company Limited

     Pursuant to an asset purchase agreement with a vendor, in March 2012, we acquired a shareholder loan held by the vendor and a 75% equity interest in Kasese Cobalt Company Limited (“KCCL”) for cash consideration of $28.0 million. As a result of the acquisition, we hold a mineral refinery plant and power plant in Uganda. KCCL’s operations comprised the recovery of cobalt metal from pyrite tailings located near its refinery. KCCL has approximately a one-year supply of tailings.

Acquisition of Compton Petroleum Corporation

     On September 6, 2012, we completed our previously announced take-over bid (the “Offer”) for all of the issued and outstanding common shares of Compton (the “Compton Shares”). The Offer was made pursuant to a support agreement (the “Support Agreement”) between Compton and us dated July 6, 2012. Pursuant to the Offer, on September 6, 2012, our indirect wholly-owned subsidiary acquired approximately 93.8% of the outstanding Compton Shares. On September 11, 2012, we completed a compulsory acquisition under the Alberta Business Corporations Act, whereby our indirect wholly-owned subsidiary acquired all the remaining outstanding Compton

Shares not already owned by us or our affiliates. As a result of such compulsory acquisition, our indirect wholly-owned subsidiary acquired 100% ownership of Compton. Total consideration paid to holders of Compton Shares under the Offer and compulsory acquisition was C$32.9 million.

     In connection with the Support Agreement, on July 16, 2012, our indirect wholly-owned subsidiary acquired 6,548,498 special warrants (the “Warrants”) in the capital of Compton, at a price of C$1.25 per Warrant. On September 6, 2012, as a result of the conversion of the Warrants, our indirect wholly-owned subsidiary, acquired an additional 6,548,498 Compton Shares. No additional consideration was paid in connection with the conversion of the Warrants.

     The following diagram describes the ownership of Compton:

MFC Industrial Ltd. (British Columbia)
100%
Global Bulk Transport GmbH (Austria)
100%
MFC Acquisition Inc. (British Columbia)
100%
Compton Petroleum Corporation (Alberta)

     As a result of the successful completion of the Offer and related transactions, we have consolidated Compton’s operations since September 7, 2012.

Discussion of Operations

     The following discussion and analysis of our financial condition and results of operations for the three and nine months ended September 30, 2012 and 2011 should be read in conjunction with our unaudited condensed consolidated financial statements and related notes.

   General

     We are a global commodities supply-chain company, which sources and delivers commodities and materials to clients internationally, with a special expertise on the financing and risk management aspects of the business. We also commit our own capital to promising enterprises and invest and otherwise capture investment opportunities for our own account. We seek to invest in businesses or assets whose intrinsic value is not properly reflected in their share price or value. Our investing is generally not passive. We actively seek investments where our financial expertise and management can add or unlock value.

     During the third quarter of 2012, we completed the acquisition of Compton and we commenced consolidating Compton’s operations since September 7, 2012. Please refer to Note 4 of our unaudited financial statements for the three and nine months ended September 30, 2012 for further information regarding the consolidation of Compton in the third quarter of 2012.

     Our results of operations have been and may continue to be affected by many factors of a global nature, including economic and market conditions, the availability of capital, the level and volatility of equity prices and interest rates, currency values, commodity prices and other market indices, technological changes, the availability of credit, inflation and legislative and regulatory developments. Our results of operations may also be materially affected by competitive factors. Our competitors include natural resource companies, commodities trading companies and firms traditionally engaged in merchant banking and financial services such as merchant and investment banks, along with other capital sources such as hedge funds, private equity firms and insurance companies.

     Our results of operations for any particular period may also be materially affected by our realization on proprietary investments. These investments are made to maximize total return through long-term appreciation and recognized gains on divestment. We realize on our proprietary investments through a variety of methods including sales, capital restructuring or other forms of divestment.

     A majority of our revenues is derived from our global commodity and resource operations. The remaining portions are generally derived from merchant banking, financial services, sales of properties and gains on securities.

     Our net book value as at September 30, 2012 and December 31, 2011 is set forth below:

	September 30,	December 31,
	2012	2011
	(United States dollars in thousands,
	except per share amounts)
Net book value	$800,266	$546,623
Net book value per share	12.79	8.74

   Business Environment

     Our financial performance is, and our consolidated results in any period can be, materially affected by global economic conditions and financial markets generally.

     Our favourable business environment is characterized by many factors, including a stable geopolitical climate, transparent financial markets, low inflation, low interest rates, availability of credit, low unemployment, strong business profitability and high business and investor confidence. Unfavourable or uncertain economic and market conditions can be caused by declines in economic growth, business activity or investor or business confidence, limitations on the availability or increase in the cost of credit and capital, increases in inflation, interest rates, exchange rate volatility, outbreaks of hostilities or other geopolitical instability, corporate, political or other scandals that reduce investor confidence in the capital markets, or a combination of these or other factors.

     In the nine months ended September 30, 2012, concerns about European sovereign debt risk and its impact on the European banking system intensified, while ongoing global economic uncertainty contributed to, among other things, higher volatility levels and wider corporate credit spreads. These ongoing global economic conditions continued to impact the liquidity in financial and capital markets, restricting access to financing and causing significant volatility in commodities prices in the third quarter of 2012. The global operating environment created by such uncertainty has led our customers and clients to be more risk averse.

Results of Operations

   Summary of Quarterly Results

     The following tables provide selected unaudited financial information for the most recent eight quarters:

	September 30,		June 30,	March 31,	December 30,	September 30,
	2012(1)		2012	2012	2011	2011
	(United States dollars in thousands,
	except per share amounts)
Net sales	$118,597		$104,445	$146,049	$128,076	$112,107
Equity income	1,515		1,706	1,584	1,383	1,621
Total revenues	120,112		106,151	147,633	129,459	113,728
Net income (loss)(2)	233,250	(3)	11,061	14,585	(9,410)	6,686
Basic earnings (loss), per share	3.73	(3)	0.18	0.23	(0.15)	0.11
Diluted earnings (loss), per share	3.73	(3)	0.18	0.23	(0.15)	0.11
____________________

Notes:
(1)	We completed our acquisition of Compton on September 6, 2012. As a result of the successful acquisition, we commenced consolidating Compton’s operations from September 7, 2012.

(2)	Net income attributable to our shareholders.

(3)	Includes a gain of $230.1 million, or $3.68 per share on a basic and diluted basis, on negative goodwill.

	June 30,	March 31,	December 30,
	2011	2011	2010(1)
	(United States dollars in thousands,
	except per share amounts)
Net sales	$142,032	$132,582	$57,006
Equity income	1,653	1,255	954
Total revenues	143,685	133,837	57,960
Net income from continuing operations(2)	11,997	2,920	46,565
Basic earnings from continuing
operations, per share	0.19	0.05	0.92
Diluted earnings from continuing
operations, per share	0.19	0.05	0.92
Net income(2)	11,997	2,920	46,374
Basic earnings, per share	0.19	0.05	0.92
Diluted earnings, per share	0.19	0.05	0.92
____________________

Notes:
(1)	We completed our acquisition of Mass Financial Corp. (“Mass”) and caused the amalgamation of Mass and our wholly-owned subsidiary in December 2010. As a result of the successful acquisition, we commenced consolidating Mass’s operations, including its commodities and merchant banking activities, from November 16, 2010.

(2)	Net income attributable to our shareholders.

   Three Months Ended September 30, 2012 Compared to the Three Months Ended September 30, 2011

     The following table sets forth our selected operating results and other financial information for the periods indicated:

	Three Months Ended September 30
	2012(1)		2011
	(United States dollars in thousands,
	except per share amounts)
Net sales	$118,597		$112,107
Gross revenues	120,112		113,728
Costs and expenses	112,816		104,134
Costs of sales	100,449		92,282
Selling, general and administrative expense	11,620		9,637
Finance costs	2,784		2,215
Income from operations	7,296		9,594
Negative goodwill	230,098	(2)	—
Net income(3)	233,250		6,686
Earnings per share:
Basic	3.73		0.11
Diluted	3.73		0.11
____________________

Notes:
(1)	We completed our acquisition of Compton on September 6, 2012. As a result of the successful acquisition, we commenced consolidating Compton’s operations from September 7, 2012.

(2)	Recognized in connection with the acquisition of Compton. The negative goodwill arose as the consideration under the transaction was less than the fair value of the net identifiable assets acquired.

(3)	Net income attributable to our shareholders.

     The following is a breakdown of our total revenues by activity for each of the periods indicated:

	Three Months Ended September 30
	2012	2011
	(United States dollars in thousands)
Gross Revenues
Commodities and resources	$107,797	$101,921
Merchant banking	7,440	6,957
Other	4,875	4,850
	$120,112	$113,728

     The following charts illustrate our revenues by business segment and geographic distribution in the three months ended September 30, 2012:

Revenues by Business Segment	Revenues by Region

     Based upon the average exchange rates for the three months ended September 30, 2012, the United States dollar increased by approximately 12.8% in value against the Euro and approximately 1.5% in value against the Canadian dollar, compared to the average exchange rates for the same period in 2011. As at September 30, 2012, the United States dollar had increased by approximately 0.9% against the Euro and decreased by approximately 3.3% against the Canadian dollar since December 31, 2011.

     Revenues for the three months ended September 30, 2012 increased by 5.6% to $120.1 million (consisting of net sales of $118.6 million and equity income of $1.5 million) from $113.7 million (consisting of net sales of $112.1 million and equity income from medical joint ventures of $1.6 million) in the same period of 2011, primarily as a result of increased commodities sales during the three months ended September 30, 2012 and the consolidation of Compton since September 7, 2012. A weaker Euro resulted in lower reported revenues when Euro-denominated revenues were translated into U.S. dollars.

     Revenues for our commodities and resources business increased to $107.8 million for the three months ended September 30, 2012, from $101.9 million for the same period in 2011, primarily as a result of increased sales of commodities due to increases in both volumes and prices on some commodities during the three months ended September 30, 2012 and the consolidation of Compton since September 7, 2012. A weaker Euro had an adverse impact on our revenues when Euro-denominated revenues were translated into U.S. dollars. During the three months ended September 30, 2012, gross revenues generated by the royalty decreased to approximately $7.1 million from approximately $12.2 million in the same period of 2011. This decrease in gross royalty revenue was attributable to a lower tonnage of shipments and prices for iron ore pellets. A total of 902,217 tons and 1,172,813 tons of iron ore pellets were shipped during the three months ended September 30, 2012 and 2011, respectively.

     Revenues for our merchant banking business were $7.4 million for the three months ended September 30, 2012, compared to $7.0 million for the same period in 2011.

     Revenues for our other segment were $4.9 million for each of the three months ended September 30, 2012 and 2011.

     Costs of sales increased to $100.4 million during the three months ended September 30, 2012, from $92.3 million for the same period in 2011, primarily as a result of increased commodities and resource activities, including as a result of the consolidation of Compton since September 7, 2012. The following is a breakdown of our costs of sales for each of the three-month periods ended September 30, 2012 and 2011:

	Three Months Ended September 30,
	2012	2011
	(United States dollars in thousands)
Costs of Sales:
Commodities and resources	$98,718	$87,221
Loss on trading securities	—	2,587
(Recovery of) credit losses on loans and receivables	(4)	5
Market value increase on commodities	(454)	—
Other	2,189	2,469
	$100,449	$92,282

     Selling, general and administrative expenses increased to $11.6 million for the three months ended September 30, 2012 from $9.6 million for the same period of 2011, primarily as a result of expenses incurred in connection with the acquisition of Compton during the period and its consolidation since September 7, 2012.

     During the three months ended September 30, 2012, we incurred finance costs of $2.8 million primarily related to our commodities business, compared to $2.2 million for the three months ended September 30, 2011.

     During the three months ended September 30, 2012, we recognized $2.0 million in connection with the reversal of decommissioning provisions, compared to $nil in the same period of 2011.

     For the three months ended September 30, 2012, we incurred a net foreign currency transaction exchange loss of $0.2 million, compared to $0.4 million in the three months ended September 30, 2011.

     We recognized a gain of $230.1 million, or $3.68 per share on a basic and diluted basis, on negative goodwill during the three months ended September 30, 2012 in connection with the acquisition of Compton. The negative goodwill arose as the consideration under the transaction was less than the fair value of the net identifiable assets acquired.

     We recognized a provision for income taxes (other than resource property revenue taxes) of $2.0 million during the three months ended September 30, 2012, compared to a recovery of income taxes (other than resource property revenue taxes) of $0.9 million during the same period of 2011. Our statutory tax rate was 25.0% during the three months ended September 30, 2012, compared to 26.5% for the same period in 2011. The income tax paid in cash during the three months ended September 30, 2012 was $1.1 million.

     We incurred resource property revenue taxes of $1.4 million during the three months ended September 30, 2012, compared to $2.5 million during the same period of 2011. The resource property revenues tax rate was 20% on the gross royalty revenue from our royalty interest, deducted at source, which is reduced by 20% of deductible expenses. The decrease in resource property taxes was primarily as a result of a decrease in gross royalty revenues in the current quarter.

     Overall, we recognized an income tax expense of $3.5 million (provision for income taxes of $2.0 million and provision for resource property revenue taxes of $1.4 million) during the three months ended September 30, 2012, compared to $1.7 million (recovery of income taxes of $0.9 million and provision for resource property revenue taxes of $2.5 million) during the same period of 2011.

     For the three months ended September 30, 2012, our net income attributable to shareholders was $233.3 million, or $3.73 per share on a basic and diluted basis, compared to $6.7 million, or $0.11 per share on a basic and diluted basis, for the same period in 2011.

   Nine Months Ended September 30, 2012 Compared to the Nine Months Ended September 30, 2011

     The following table sets forth our selected operating results and other financial information for the periods indicated:

	Nine Months Ended September 30
	2012(1)		2011
	(United States dollars in thousands,
	except per share amounts)
Net sales	$369,091		$386,721
Gross revenues	373,896		391,250
Costs and expenses	340,342		364,208
Costs of sales	302,861		319,186
Selling, general and administrative expense	32,394		31,435
Share-based compensation expense	9		7,219
Finance costs	7,115		6,368
Income from operations	33,554		27,042
Negative goodwill	230,098	(2)	—
Net income(3)	258,896		21,603
Earnings per share:
Basic	4.14		0.35
Diluted	4.14		0.35
____________________

Notes:
(1)	We completed our acquisition of Compton on September 6, 2012. As a result of the successful acquisition, we commenced consolidating Compton’s operations from September 7, 2012.

(2)	Recognized in connection with the acquisition of Compton. The negative goodwill arose as the consideration under the transaction was less than the fair value of the net identifiable assets acquired.

(3)	Net income attributable to our shareholders.

The following is a breakdown of our total revenues by activity for each of the periods indicated:

	Nine Months Ended September 30
	2012	2011
	(United States dollars in thousands)
Gross Revenues
Commodities and resources	$345,822	$358,876
Merchant banking	14,290	19,468
Other	13,784	12,906
	$373,896	$391,250

     The following charts illustrate our revenues by business segment and geographic distribution in the nine months ended September 30, 2012:

Revenues by Business Segment	Revenues by Region

     Based upon the average exchange rates for the nine months ended September 30, 2012, the United States dollar increased by approximately 9.7% in value against the Euro and approximately 2.5% in value against the Canadian dollar, compared to the average exchange rates for the same period in 2011. As at September 30, 2012, the United States dollar had increased by approximately 0.9% against the Euro and decreased by approximately 3.3% against the Canadian dollar since December 31, 2011.

     Revenues for the nine months ended September 30, 2012 decreased by 4.4% to $373.9 million (consisting of net sales of $369.1 million and equity income of $4.8 million) from $391.3 million (consisting of net sales of $386.7 million and equity income from medical joint ventures of $4.5 million) in the same period of 2011, primarily as a result of decreased sales of commodities due to reductions in both volumes and prices on some commodities in the first nine months of 2012, partially offset by new products and the consolidation of Compton since September 7, 2012. A weaker Euro also had an adverse impact on our revenues when Euro-denominated revenues were translated into U.S. dollars.

     Revenues for our commodities and resources business were $345.8 million for the nine months ended September 30, 2012, compared to $358.9 million for the same period in 2011, primarily as a result of decreased sales of commodities due to reductions in both volumes and prices on some commodities in the second quarter of 2012, partially offset by new products and the consolidation of Compton since September 7, 2012. A weaker Euro resulted in lower reported revenues when Euro-denominated revenues were translated into U.S. dollars. During the nine months ended September 30, 2012 and 2011, gross revenues generated by the royalty were approximately $19.7 million and $24.5 million, respectively. A total of 2,295,819 tons and 2,687,933 tons of iron ore pellets were shipped during the nine months ended September 30, 2012 and 2011, respectively.

     Revenues for our merchant banking business were $14.3 million for the nine months ended September 30, 2012, compared to $19.5 million for the same period in 2011, primarily as a result of lower activities.

     Revenues for our other segment were $13.8 million for the nine months ended September 30, 2012, compared to $12.9 million for the same period in 2011.

     Costs of sales decreased to $302.9 million during the nine months ended September 30, 2012, from $319.2 million for the same period in 2011, primarily as a result of a decrease in commodities and resource activities. The following is a breakdown of our costs of sales for each of the nine-month periods ended September 30, 2012 and 2011:

	Nine Months Ended September 30,
	2012	2011
	(United States dollars in thousands)
Costs of Sales:
Commodities and resources	$300,419	$308,600
Loss on securities, net	—	2,587
Credit losses recovery on loans and receivables	(608)	(622)
Market value decrease on commodities	1,092	—
Other	1,958	8,621
	$302,861	$319,186

     Selling, general and administrative expenses, excluding share-based compensation, increased to $32.4 million for the nine months ended September 30, 2012 from $31.4 million for the same period of 2011. The increase is primarily related to expenses incurred in connection with the acquisition of Compton during the period and its consolidation since September 7, 2012, partially offset by savings associated with streamlining our business activities.

     During the nine months ended September 30, 2012, non-cash and discretionary share-based compensation expense decreased to $9,000 from $7.2 million for the same period in 2011. Non-cash and discretionary compensation expenses of $9,000 incurred in 2012 were the result of stock option grants made by a non-wholly owned Canadian entity to its directors. Non-cash and discretionary compensation expenses incurred in 2011 were primarily a result of our grant of 2,635,000 options to our directors and employees in January 2011.

     During the nine months ended September 30, 2012, we incurred finance costs of $7.1 million primarily related to our commodities business, compared to $6.4 million for the nine months ended September 30, 2011.

     During the nine months ended September 30, 2012, we recognized $2.0 million in connection with the reversal of decommissioning provisions, compared to $nil in the same period of 2011.

     For the nine months ended September 30, 2012, we incurred a net foreign currency transaction exchange gain of $0.8 million, compared to a loss of $1.7 million in the nine months ended September 30, 2011.

     We recognized a gain of $230.1 million, or $3.68 per share on a basic and diluted basis, on negative goodwill during the nine months ended September 30, 2012 in connection with the acquisition of Compton. The negative goodwill arose as the consideration under the transaction was less than the fair value of the net identifiable assets acquired.

     We recognized a provision for income taxes (other than resource property revenue taxes) of $0.4 million during the nine months ended September 30, 2012, compared to $1.1 million during the same period of 2011. Our statutory tax rate was 25.0% during the nine months ended September 30, 2012, compared to 26.5% for the same period in 2011. The effective tax rate in the nine months ended September 30, 2012 was lower than our statutory tax rate. The income tax paid in cash during the nine months ended September 30, 2012 was $2.6 million.

     We incurred resource property revenue taxes of $4.0 million during the nine months ended September 30, 2012, compared to $3.2 million during the same period of 2011. The resource property revenues tax rate was 20% on the gross royalty revenue from our royalty interest, deducted at source, which is reduced by 20% of deductible expenses. The increase in resource property taxes was primarily as a result of a claim in the nine months ended September 30, 2011.

     Overall, we recognized an income tax expense of $4.4 million (provision for income taxes of $0.4 million and provision for resource property revenue taxes of $4.0 million) during the nine months ended September 30, 2012, compared to $4.3 million (provision for income taxes of $1.1 million and resource property revenue taxes of $3.2 million) during the same period of 2011.

     For the nine months ended September 30, 2012, our net income attributable to shareholders was $258.9 million, or $4.14 per share on a basic and diluted basis, compared to $21.6 million, or $0.35 per share on a basic and diluted basis, for the same period in 2011.

Liquidity and Capital Resources

   General

     Liquidity is of importance to companies in our businesses. Insufficient liquidity often results in underperformance.

     Our objectives when managing capital are: (i) to safeguard our ability to continue as a going concern so that we can continue to provide returns for shareholders and benefits for other stakeholders, (ii) to provide an adequate return to our shareholders by pricing products and services commensurately with the level of risk, and (iii) to maintain a flexible capital structure which optimizes the cost of capital at acceptable risk. We set the amount of capital in proportion to risk. We manage our capital structure and make adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust this capital structure, we may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

     Consistently with others in our industry, we monitor capital on the basis of our debt-to-adjusted capital ratio and long-term debt-to-equity ratio. The debt-to-adjusted capital ratio is calculated as net debt divided by adjusted capital. Net debt is calculated as total debt less cash and cash equivalents. Adjusted capital comprises all components of equity and some forms of subordinated debt, if any. The long-term debt-to-equity ratio is calculated as long-term debt divided by shareholders’ equity. The computations are based on continuing operations. The following table sets forth the calculation of our debt-to-adjusted capital ratio as at each of the periods indicated:

	September 30,	December 31,
	2012(1)	2011
	(United States dollars in thousands)
Total debt	$47,281	$47,127
Less: cash and cash equivalents	270,778	387,052
Net debt (net cash and cash equivalents)	(223,497)	(339,925)
Shareholders’ equity	800,266	546,623
Debt-to-adjusted capital ratio	Not applicable	Not applicable
____________________

Note:
(1)	This table does not include the MPP term financing as it involves a purchase option and future processing fees. See “MPP Term Financing”.

     There were no amounts in accumulated other comprehensive income relating to cash flow hedges, nor were there any subordinated debt instruments as at September 30, 2012 and December 31, 2011. The debt-to-adjusted capital ratio as at September 30, 2012 and December 31, 2011 were not applicable as we had a net cash and cash equivalents balance.

     The following table sets forth the calculation of our long-term debt-to-equity ratio as at each of the periods indicated:

	September 30,	December 31,
	2012	2011
	(United States dollars in thousands)
Long-term debt	$30,312	$20,150
Shareholders’ equity	800,266	546,623
Long-term debt-to-equity ratio	0.04	0.04

     During the nine months ended September 30, 2012, our strategy, which was unchanged from 2011, was to maintain the debt-to-adjusted capital ratio and the long-term debt-to-equity ratio at a low level. We had a net cash and cash equivalent balance after deduction of the total debt. Our long-term debt-to-equity ratio was 0.04 as at September 30, 2012 and December 31, 2011, respectively.

   Financial Position

     The following table sets out our selected financial information as at the dates indicated:

	September 30,	December 31,
	2012	2011
	(United States dollars
	in thousands)
Cash and cash equivalents	$270,778	$387,052
Short-term securities	7,943	13,062
Trade receivables	38,247	21,154
Other receivables	17,482	9,144
Inventories	112,805	81,223
Assets held for sale	126,671	—
Total assets	1,361,123	858,957
Working capital	291,027	361,223
Long-term debt, less current portion(1)	30,312	20,150
Short-term bank borrowings	190,130	114,239
Shareholders’ equity	800,266	546,623
____________________

Note:
(1)	This amount does not include the MPP term financing as it involves a purchase option and future processing fees. See “MPP Term Financing”.

     We maintain an adequate level of liquidity, with a portion of our assets held in cash and cash equivalents and securities. The liquid nature of these assets provides us with flexibility in managing and financing our business and the ability to realize upon investment or business opportunities as they arise. We also use this liquidity in client-related services by acting as a financial intermediary for third parties (e.g. by acquiring a position or assets and reselling such position or assets) and for our own proprietary trading and investing activities.

     As at September 30, 2012, cash and cash equivalents were $270.8 million, compared to $387.1 million as at December 31, 2011. The decrease in cash was primarily a result of cash utilized to fund the acquisition of Compton and related transactions and cash flows used in operating activities. Cash of $16.7 million was used in operating activities during the nine months ended September 30, 2012. We had assets held for sale of $126.7 million as at September 30, 2012, representing certain non-core assets held by Compton, compared to $nil as at December 31, 2011. As at September 30, 2012, short-term securities decreased to $7.9 million from $13.1 million as at December 31, 2011 primarily as a result of dispositions. As at September 30, 2012, our loan receivable decreased to $nil from $19.9 million as at December 31, 2011, as a result of the collection of a credit facility. As at September 30, 2012, we had bills of exchange of $nil, compared to $10.5 million as at December 31, 2011. The decrease in bills of exchange in 2012 was as a result of collections in cash. Trade receivables were $38.2 million and $21.2 million, respectively, as at September 30, 2012 and December 31, 2011. The increase in trade receivables was primarily a result of the consolidation of Compton. We had other receivables of $17.5 million as at September 30, 2012, compared to $9.1 million as at December 31, 2011. The increase in other receivables was primarily a result of holding gains on derivative financial instruments. The value of our inventories increased to $112.8 million as at September 30, 2012, compared to $81.2 million as at December 31, 2011. The increased inventories were partially due to the acquisition of a new subsidiary in the first quarter of 2012 and new business development. The value of real estate held for sale was $11.9 million as at September 30, 2012, compared to $12.0 million as at December 31, 2011. The value of deposits, prepaid and other assets was $21.9 million as at September 30, 2012, compared to $9.3 million as at December 31, 2011. The increase in deposits, prepaid and other assets was primarily a result of prepayments and deposits for inventories and the consolidation of Compton since September 7, 2012. The purchase of KCCL did not have a material impact on our current assets. As described herein and in the notes to our unaudited financial statements for the three and nine months ended September 30, 2012, the acquisition of Compton had a material impact on our current assets.

   Short-Term Bank Loans and Facilities

     As part of our operations, we establish, utilize and maintain various kinds of credit lines and facilities with banks and insurers. Most of these facilities are short-term. These facilities are used for day-to-day business and structured financing activities in commodities. The amounts drawn under such facilities fluctuate with the kind and level of transactions being undertaken.

     As at September 30, 2012, we had credit facilities aggregating $418.5 million as follows: (i) we had unsecured revolving credit facilities aggregating $158.2 million from banks; (ii) we had revolving credit facilities aggregating $84.1 million from banks for structured trade finance, a special trade financing. The margin is negotiable when the facility is used; (iii) we had a non-recourse factoring arrangement with a bank for up to a credit limit of $119.6 million for our commodities activities. Generally, we may factor our commodity receivable accounts upon invoicing at the inter-bank rate plus a margin; and (iv) we had a foreign exchange credit facility of $56.6 million with a bank. All of these facilities are renewable on a yearly basis. As a result of our acquisition of Compton, we also have C$80.0 million of non-revolving facilities held by Compton, maturing in February 2013, which are non-recourse.

   Long-Term Debt

     Other than lines of credit drawn and as may be outstanding for trade financing and commodities and structured solutions activities, as of September 30, 2012, the maturities of long-term debt were as follows:

Maturity	Principal	Interest(1)
	(United States dollars
	in thousands)
12 months	$16,969	$1,726
12 to 36 months	10,312	1,778
36 to 60 months	7,998	1,019
After 60 months	12,002	1,553
	$47,281	$6,076
____________________

Note:
(1)	Undiscounted.

     During the nine months ended September 30, 2012, we paid off $28.6 million of debt. We incurred additional borrowings, consisting of $28.0 million of new long-term debt, in connection with our acquisition of KCCL.

     We expect our maturing debt to be satisfied primarily through the settlement of underlying commodities transactions, trade financing transactions, including structured solutions transactions, cash on hand and cash flow from operations. Much of our maturing debt may either subsequently be made re-available to us by the applicable financial institution or we may replace such facilities with new facilities depending upon particular capital requirements.

   MPP Term Financing

     As at September 30, 2012, we had liabilities under the MPP term financing totaling $23.8 million as a result of our consolidation of Compton in the third quarter of 2012, which is non-recourse and is comprised of the present value of monthly base processing fees, the outstanding purchase option and unamortized financing fees. MPP is a limited partnership organized under the laws of the Province of Alberta and owns certain midstream facilities, including natural gas plants and pipelines in southern Alberta, through which Compton processes a significant portion of its production from the surrounding area. The arrangements with MPP are governed by agreements which provide for:

a.	Compton’s management of the midstream facility;

b.	the payment to MPP of a base processing fee and the reimbursement of MPP’s net out-of-pocket costs;

c.	the dedication through April 30, 2024 of production and reserves from the defined area through the facilities; and

d.	an option to purchase the MPP partnership at a predetermined amount on April 30, 2014.

     Notice of exercise of the above purchase option has been provided to the respective counterparties.

   Cash Flows

     Due to the type of businesses we engage in, our cash flows are not necessarily reflective of net earnings and net assets for any reporting period. As a result, instead of using a traditional cash flow analysis solely based on cash flow statements, our management believes it is more useful and meaningful to analyze our cash flows by the overall liquidity and credit availability. Please see the discussion on our financial position, short-term bank loans, facilities and long-term debt earlier in this section.

     The global commodity supply chain business can be cyclical and our cash flows vary accordingly. Our principal operating cash expenditures are for financing trading of securities, commodities financing and general and administrative expenses.

     Working capital levels fluctuate throughout the year and are affected by the level of our commodities operations, the markets and prices for commodities and the timing of receivables and the payment of payables and expenses. Changes in the volume of commodities transactions can affect the level of receivables and influence overall working capital levels. We have a sufficient level of cash on hand and credit facility amounts. We believe that we have sufficient cash flows from operations, cash on hand and credit availability to meet our working capital and other requirements and to meet unexpected cash demands.

   Cash Flows from Operating Activities

     Operating activities used cash of $16.7 million for the nine months ended September 30, 2012, compared to providing cash of $23.6 million for the same period in 2011. An increase of inventories used cash of $41.1 million in the nine months ended September 30, 2012, compared to $14.1 million in the same period of 2011. A decrease in bills of exchange, as a result of collections in cash, provided cash of $10.5 million in the nine months ended September 30, 2012, compared to $nil for the same period in 2011. A decrease in deferred sale liabilities in the normal course of business used cash of $13.8 million for the nine months ended September 30, 2012, compared to $1.1 million for the same period in 2011. An increase in receivables used cash of $11.8 million in the nine months ended September 30, 2012, versus $16.3 million in the same period of 2011. An increase in deposits, prepaid and other, primarily as a result of increases in the prepayment and deposits for inventories, used cash of $6.6 million in the nine months ended September 30, 2012, compared to a decrease in contract deposits, prepaid and other providing $1.0 million for the same period in 2011. Changes in short-term securities provided cash of $5.8 million during the nine months ended September 30, 2012, compared to $4.4 million for the same period in 2011. An increase in accounts payable and accrued expenses provided cash of $5.6 million in the nine months ended September 30, 2012, compared to a decrease in accounts payable and accrued expenses using cash of $4.7 million in the same period of 2011. In the nine months ended September 30, 2012, a decrease in short-term bank borrowings used cash of $2.2 million, compared to an increase in short-term bank borrowings providing cash of $16.9 million in the same period in 2011. A decrease in income tax liabilities used cash of $0.9 million in the nine months ended September 30, 2012, compared to an increase in income tax liabilities providing $0.2 million for the same period in 2011. A decrease in provisions, primarily relating to decommissioning obligations, used cash of $0.9 million in the nine months ended September 30, 2012, compared to $0.2 million in the same period of 2011. An increase in restricted cash used $35,000 for the nine months ended September 30, 2012, compared to a decrease in restricted cash providing $2.7 million in the same period of 2011.

   Cash Flows from Investing Activities

     Investing activities used cash of $53.2 million in the nine months ended September 30, 2012, compared to $31.3 million in the same period of 2011, primarily as a result of the acquisition of subsidiaries and purchases of property, plant and equipment and long-term investments, partially offset by a decrease in a loan receivable. The acquisition of subsidiaries, net of cash acquired, used cash of $69.8 million in the nine months ended September 30, 2012, compared to $95,000 in the same period of 2011. Purchases of property, plant and equipment (net) used cash of $5.5 million in the nine months ended September 30, 2012, compared to $0.9 million in the same period of 2011. The increase in purchases of property, plant and equipment (net) was primarily a result of our acquisition of Compton. Purchases of long-term securities (including equity method investments) used cash of $4.6 million in the nine months ended September 30, 2012, compared to $31.7 million in the same period in 2011. Proceeds from sales of long-term investments provided cash of $1.2 million in the nine months ended September 30, 2012, compared to $7.4 million in the same period of 2011. During the nine months ended September 30, 2012, a decrease in a loan receivable provided cash of $20.0 million, compared to $7.3 million in the same period of 2011. During the nine months ended September 30, 2012, an increase in a loan receivable used cash of $81,000, compared to $18.5 million in the same period of 2011. Other items provided cash of $5.7 million (primarily consisting of net distributions of $5.7 million from our joint ventures) in the nine months ended September 30, 2012, compared to $5.1 million in the same period of 2011.

   Cash Flows from Financing Activities

     Net cash used by financing activities was $47.1 million for the nine months ended September 30, 2012, compared to $12.9 million for the same period in 2011. Cash used by financing activities during the nine months ended September 30, 2012 consisted of changes to a credit facility, debt repayments, dividends paid to our shareholders, dividends paid to non-controlling interests and share repurchases pursuant to our odd-lot repurchase program, which used cash of $35.8 million, $28.6 million, $10.0 million, $0.7 million and $44,000, respectively, compared to $nil, $3.5 million, $9.4 million, $nil and $nil, respectively, in the same period of 2011. During the nine months ended September 30, 2012, increased borrowings provided cash of $28.0 million, compared to $nil for the same period of 2011.

   Future Liquidity

     We had no material commitments to acquire assets or operating businesses as at September 30, 2012. We expect that there will be acquisitions of businesses or commitments to projects in the future. To achieve the long-term goals of expanding our assets and earnings, including through acquisitions, capital resources will be required. Depending on the size of a transaction, the capital resources that will be required can be substantial. The necessary resources will be generated from cash flows from operations, cash on hand, borrowings against our assets, sales of proprietary investments or the issuance of securities.

   Foreign Currency

     Substantially all of our operations are conducted in international markets and our consolidated financial results are subject to foreign currency exchange rate fluctuations.

     Our reporting currency is the United States dollar. We translate foreign self-sustained subsidiaries’ assets, liabilities, contingent liabilities and other financial obligations into United States dollars at the rate of exchange on the balance sheet date. Revenues and expenses are translated at exchange rates approximating those at the date of the transactions. As a substantial amount of revenues are received in Euros, Chinese yuans and Canadian dollars, the financial position for any given period, when reported in United States dollars, can be significantly affected by the exchange rates for Euros, Chinese yuans and Canadian dollars prevailing during that period.

     In the nine months ended September 30, 2012, we reported approximately a net $0.5 million currency translation adjustment loss under other comprehensive income within equity, compared to $0.3 million in the same period of 2011.

   Contractual Obligations

     The following table sets out our contractual obligations and commitments as at September 30, 2012 in connection with our long-term liabilities.

	Payments Due by Period(1)
	(United States dollars in thousands)
	Less than			More than
Contractual Obligations(2)	1 Year	1 – 3 Years	3 – 5 Years	5 Years
Long-term debt obligations	$18,695	$12,090	$9,017	$13,555
Capital lease obligations	227	227	—	—
Operating lease obligations	4,067	6,906	7,243	1,563
Purchase obligations	2,905	—	—	—
Other long–term liabilities, provision(3)	—	—	—	—
Total	$25,894	$19,223	$16,260	$15,118
____________________

Notes:
(1)	Undiscounted.

(2)	The table does not include non-financial instrument liabilities and guarantees. It also does not include the MPP term financing as it involves a purchase option and future processing fees. See “MPP Term Financing”.

(3)	The table does not include provisions for warranty and decommissioning obligations as such obligations may involve performance of physical activities and work.

     There have been no significant changes to the foregoing since September 30, 2012.

   Risk Management

     Risk is an inherent part of our business and operating activities. The extent to which we properly and effectively identify, assess, monitor and manage each of the various types of risk involved in our activities is critical to our financial soundness and profitability. We seek to identify, assess, monitor and manage the following principal risks involved in our business activities: market, credit, liquidity, operational, legal and compliance, new business, reputational and other. Risk management is a multi-faceted process that requires communication, judgment and knowledge of financial products and markets. Our management takes an active role in the risk management process and requires specific administrative and business functions to assist in the identification, assessment and control of various risks. Our risk management policies, procedures and methodologies are fluid in nature and are subject to ongoing review and modification.

   Inflation

     We do not believe that inflation has had a material impact on our revenues or income over the past two fiscal years. However, increases in inflation could result in increases in our expenses, which may not be readily recoverable in the price of services provided to our clients. To the extent that inflation results in rising interest rates and has other adverse effects on capital markets, it could adversely affect our financial position and profitability.

Application of Critical Accounting Policies

     The preparation of financial statements in conformity with IFRS requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

     Our management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgments become even more subjective and complex. We have identified certain accounting policies that are the most important to the portrayal of our current financial condition and results of operations. Please refer to Note 1 of our audited financial statements for the year ended December 31, 2011 for a discussion of significant accounting policies.

     For a discussion of significant accounting policies adopted during the third quarter of 2012 as a result of the acquisition of Compton please refer to Note 2 of our unaudited interim financial statements for the three and nine months ended September 30, 2012.

     The following accounting policies are the most important to our ongoing financial condition and results of operations:

   Inventories

     Our inventories consist of raw materials, work-in-progress and finished goods.

     In general, inventories are recorded at the lower of cost or estimated net realizable value. Commodities acquired in commodity broker-trader activities with the purpose of selling them in the near future and generating a profit from fluctuations in price or margin are measured at fair value less costs to sell. Accordingly, our management must make estimates about their pricing when establishing the appropriate provisions for inventories. For the finished goods and commodity inventories, the estimated net selling price is the most important determining factor. However, our management also considers whether there are any alternatives to enhance the value of the finished goods by various marketing strategies and channels. Actual selling price could differ from the estimated selling price, and such differences could be material.

   Receivables

     Typically, receivables are financial instruments that are not classified as held for trading or available for sale. They are net of an allowance for credit losses, if any. We perform ongoing credit evaluations of customers and adjust our allowance accounts for specific customer risks and credit factors. Receivables are considered past due on an individual basis based on the terms of the contracts. Our allowance for credit losses is maintained at an amount considered adequate to absorb estimated credit-related losses. Such allowance reflects our management’s best estimate of the losses in our receivables and judgments about economic conditions. As at September 30, 2012, we had receivables (including loans, trade and other) aggregating $55.7 million.

   Valuation of Securities

     Securities held for trading are carried at current market value. Any unrealized gains or losses on securities held for trading are included in our results of operations.

     Available-for-sale securities are also carried at current market value when current market value is available. Any unrealized gains or losses are included in other comprehensive income. When there is any objective evidence that an available-for-sale security is impaired, other than a temporary decline, the security will be written down to recognize the loss in the determination of income. In determining whether the decline in value is other than temporary, quoted market price is not the only deciding factor, particularly for thinly traded securities, large block holdings and restricted shares. We consider, but such consideration is not limited to, the following factors: (i) the trend of the quoted market price and trading volume; (ii) the investee’s financial position and results for a period of years; (iii) any liquidity or going concern problems of the investee; (iv) changes in or reorganization of the investee and/or its future business plan; (v) the outlook of the investee’s industry; (vi) the current fair value of the investment (based upon an appraisal thereof) relative to its carrying value; (vii) our business plan and strategy to divest the security or to restructure the investee; and (viii) the extent and/or duration of the decline in market value.

     Recent market volatility has made it extremely difficult to value certain securities. Subsequent valuations, in light of factors prevailing at such time, may result in significant changes in the values of these securities in future periods. Any of these factors could require us to recognize further impairments in the value of our securities portfolio, which may have an adverse effect on our results of operations in future periods.

   Impairment of Non-Financial Assets

     We assess at the end of each reporting period whether there is any indication that an asset may be impaired. If any such indication exists, we shall estimate the recoverable amount of the asset. In assessing whether there is any indication that an asset may be impaired, we consider, as a minimum, the following indications:

   External sources of information

(a)	during the period, an asset’s market value has declined significantly more than would be expected as a result of the passage of time or normal use;

(b)	significant changes with an adverse effect on the entity have taken place during the period, or will take place in the near future, in the technological, market, economic or legal environment in which the entity operates or in the market to which an asset is dedicated;

(c)	market interest rates or other market rates of return on investments have increased during the period, and those increases are likely to affect the discount rate used in calculating an asset’s value in use and decrease the asset’s recoverable amount materially;

(d)	the carrying amount of the net assets of the entity is more than its market capitalization;

   Internal sources of information

(e)	evidence is available of obsolescence or physical damage of an asset;

(f)	significant changes with an adverse effect on the entity have taken place during the period, or are expected to take place in the near future, in the extent to which, or manner in which, an asset is used or is expected to be used. These changes include the asset becoming idle, plans to discontinue or restructure the operation to which an asset belongs, plans to dispose of an asset before the previously expected date, and reassessing the useful life of an asset as finite rather than indefinite; and

(g)	evidence is available from internal reporting that indicates that the economic performance of an asset is, or will be, worse than expected.

   Provisions for Decommissioning Obligations

     Our provisions for reclamation and closure cost obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability which reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by us.

     Changes to reclamation and closure cost obligations are recorded with a corresponding change to the carrying amounts of related properties. Adjustments to the carrying amounts of related properties can result in a change to future depletion expense.

   Income Taxes

     Management believes that it has adequately provided for income taxes based on all of the information that is currently available. The calculation of income taxes in many cases, however, requires significant judgment in interpreting tax rules and regulations, which are constantly changing.

     Our tax filings are also subject to audits, which could materially change the amount of current and future income tax assets and liabilities. Any change would be recorded as a charge or a credit to income tax expense. Any cash payment or receipt would be included in cash from operating activities.

     We currently have deferred tax assets which are comprised primarily of tax loss carry-forwards and deductible temporary differences, both of which will reduce taxable income in the future. The amounts recorded for deferred tax are based upon various judgments, assumptions and estimates. We assess the realization of these deferred tax assets on a periodic basis to determine to what extent it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilized. We determine whether it is probable that all or a portion of the deferred tax assets will be realized, based on currently available information, including, but not limited to, the following:

  the history of the tax loss carry-forwards and their expiry dates;

  future reversals of temporary differences;

  our projected earnings; and

  tax planning opportunities.

     On the reporting date, we also reassess unrecognized deferred tax assets. We recognized a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

     We provide for future liabilities in respect of uncertain tax positions where additional tax may become payable in future periods and such provisions are based on our management’s assessment of exposures. We did not recognize the full deferred tax liability on taxable temporary differences associated with investments in subsidiaries, joint ventures and associates where we are able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. We may change our investment decision in the normal course of our business, thus resulting in additional tax liability.

New Standards and Interpretations Adopted and Not Yet Adopted

     The following amendments were issued by the IASB that are mandatory for the Group’s accounting year 2012:

     Amendments, set out in Deferred Tax: Recovery of Underlying Assets, were issued to amend International Accounting Standard (“IAS”), 12, Income Taxes. IAS 12 requires an entity to measure the deferred tax relating to an asset depending on whether the entity expects to recover the carrying amount of the asset through use or sale. It can be difficult and subjective to assess whether recovery will be through use or through sale when the asset is measured using the fair value model in IAS 40, Investment Property. The amendment provides a practical solution to the problem by introducing a presumption that recovery of the carrying amount will, normally, be through sale.

     Amendments, set out in Disclosures — Transfers of Financial Assets, were issued to amend IFRS 7, Financial Instruments, so as to enhance the disclosure requirements for transfers of financial assets that result in derecognition. These amendments respond, in part, to the recent financial crisis. Entities will be required to provide more extensive quantitative and qualitative disclosures about: (i) risk exposures relating to transfers of financial assets that are: (a) not derecognized in their entirety; or (b) derecognized in their entirety, but with which the entity continues to have some continuing involvement; and (ii) the effect of those risks on an entity’s financial position.

     In June 2011, the IASB issued an amended version of IAS 19, Employee Benefits, which brings in various changes relating to the recognition and measurement of termination benefits and postemployment defined benefit expense, and to the disclosures for all employee benefits. The amended IAS 19 is effective for annual periods beginning on or after January 1, 2013. We early adopted this new standard with effect in the current year ending December 31, 2012, in connection with the acquisition of Compton. We did not have a defined benefit plan in 2011.

     The following new accounting standards and amendments are expected to have significant effects on the Group’s accounting policies, financial positions and/or financial statement presentation.

     IFRS 9, Financial Instruments, replaces IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments (its business model) and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the many different impairment methods in IAS 39. Pursuant to IFRS 9, an entity choosing to measure a liability at fair value will present the portion of the change in its fair value due to changes in the entity’s own credit risk in other comprehensive income, rather than in the profit or loss. New requirements for the derecognition of financial instruments, impairment and hedge accounting are expected to be added to IFRS 9. In December 2011, the IASB issued amendments to IFRS 9 that defer the mandatory effective date from January 1, 2013 to January 1, 2015. The deferral will make it possible for all phases of the project to have the same mandatory effective date. The amendments also provide relief from the requirement to restate comparative financial statements for the effect of applying IFRS 9. Additional transition disclosures will be required to help investors understand the effect that the initial application of IFRS 9 has on the classification and measurement of financial instruments. Early application of IFRS 9 is still permitted.

     IFRS 10, Consolidated Financial Statements, establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 supersedes IAS 27 (Revised), Consolidated and Separate Financial Statements, and SIC-12, and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

     IFRS 11, Joint Arrangements, establishes principles for financial reporting by entities that have an interest in arrangements that are controlled jointly (i.e. joint arrangements). IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities - Non-Monetary Contributions by Venturers, and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

     IFRS 12, Disclosure of Interests in Other Entities, applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. The objective of this IFRS is to require an entity to disclose information that enables users of its financial statements to evaluate: (a) the nature of, and risks associated with, its interests in other entities; and (b) the effects of those interests on its financial position, financial performance and cash flows. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

     IAS 27, Separate Financial Statements, has been amended for the issuance of IFRS 10 but retains the current guidance for separate financial statements. IAS 28, Investments in Associates and Joint Ventures, has been amended for conforming changes based on the issuance of IFRS 10 and IFRS 11.

     All of the “package of five” new and amended standards (IFRS 10, IFRS 11, IFSR 12, IAS 27 and IAS 28) must be applied at the same time.

     IFRS 13, Fair Value Measurement, (a) defines fair value; (b) sets out in a single IFRS a framework for measuring fair value; and (c) requires disclosures about fair value measurements. IFRS 13 is to be applied for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

     Amendments, set out in Presentation of Items of Other Comprehensive Income¸ were issued to amend IAS 1, Presentation of Financial Statements. The amendments require the grouping of items of other comprehensive income into items that might be reclassified to profit or loss in subsequent periods and items that will not be reclassified to profit or loss in subsequent periods. The amendments are effective for annual periods beginning on or after July 1, 2012 with full retrospective application.

     IFRIC Interpretation 20, Stripping Costs in the Production Phase of a Surface Mine, applies to waste removal costs that are incurred in surface mining activity during the production phase of the mine (‘production stripping costs’) and addresses the following issues: (a) recognition of production stripping costs as an asset; (b) initial measurement of the stripping activity asset; and (c) subsequent measurement of the stripping activity asset. An entity shall apply this Interpretation for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

     We are currently evaluating the impacts that these new standards will have on our consolidated financial statements.

Off-Balance Sheet Arrangements

     We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

     We have outstanding issued guarantees held by our trading and financial partners in connection with our commodities and resources activities. As of September 30, 2012, we had issued guarantees of up to a maximum of $18.5 million, of which $4.9 million were outstanding and have not been recorded as liabilities in the consolidated statement of financial position. There has been no claim against the guarantees.

Transactions with Related Parties

     Other than as disclosed herein, to the best of our knowledge, there have been no material transactions or loans, between December 31, 2011 and September 30, 2012, between our company and: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual’s family; (d) key management personnel of our company, including directors and senior management of our company and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

     In the normal course of operations, we may enter into transactions with related parties which include, among others, affiliates whereby we have a significant equity interest (10% or more) in the affiliates or have the ability to influence the affiliates’ or our operating and financing policies through significant shareholding, representation on the board of directors, corporate charter and/or bylaws. The affiliates also include certain of our directors, our President, Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and their close family members. These related party transactions are measured at the exchange value, which represents the amount of consideration established and agreed to by all the parties.

     In addition to transactions disclosed elsewhere in our unaudited financial statements for the nine months ended September 30, 2012 and in this interim report, we had the following transactions with affiliates during the nine months ended September 30, 2012:

(United States
dollars in thousands)
Net sales	$742
Royalty expenses paid and payable(1)	504
____________________

Note:
(1)	Included in net sales.

     Transactions with related parties are made in arm’s length transactions at normal market prices and on normal commercial terms.

Financial and Other Instruments

     We are exposed to various market risks from changes in interest rates, foreign currency exchange rates and equity prices, which may affect our results of operations and financial condition and, consequently, our fair value. Generally, our management believes that our current financial assets and financial liabilities, due to their short-term nature, do not pose significant financial risks. We use various financial instruments to manage our exposure to various financial risks. The policies for controlling the risks associated with financial instruments include, but are not limited to, standardized company procedures and policies on matters such as hedging of risk exposures, avoidance of undue concentration of risk and requirements for collateral (including letters of credit) to mitigate credit risk. We have risk managers to perform audits and checking functions to ensure that company procedures and policies are complied with.

     We use derivative instruments to manage certain exposures to currency exchange rate risks. The use of derivative instruments depends on our management’s perception of future economic events and developments. These types of derivative instruments are generally highly speculative in nature. They are also very volatile as they are highly leveraged given that margin requirements are relatively low in proportion to notional amounts.

     Many of our strategies, including the use of derivative instruments and the types of derivative instruments selected by us, are based on historical trading patterns and correlations and our management’s expectations of future events. However, these strategies may not be fully effective in all market environments or against all types of risks. Unexpected market developments may affect our risk management strategies during this time and unanticipated developments could impact our risk management strategies in the future. If any of the variety of instruments and strategies we utilize are not effective, we may incur losses.

     We do not hold Eurozone sovereign debt.

     Please refer to Note 32 of our annual consolidated financial statements for the year ended December 31, 2011 for a qualitative and quantitative discussion of our exposure to market risks.

Outstanding Share Data

     Our share capital consists of an unlimited number of common shares, Class A common shares, and Class A Preference Shares, issuable in series. Our common shares are listed on the New York Stock Exchange under the symbol “MIL”. As of the date hereof, we have 62,552,126 common shares outstanding.

Disclosure Controls and Procedures

     We maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in provincial securities legislation. We evaluated our disclosure controls and procedures as defined under National Instrument 52-109 as at September 30, 2012. This evaluation was performed by our Chief Executive Officer and Chief Financial Officer. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

Changes in Internal Controls over Financial Reporting

     We maintain internal controls over financial reporting which have been designed to provide reasonable assurance of the reliability of external financial reporting in accordance with IFRS as required by National Instrument 52-109.

     There were no changes in our internal control over financial reporting that occurred during the nine months ended September 30, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Cautionary Statement Regarding Forward-Looking Information and Risk Factors and Uncertainties

     Statements in this report that are not reported financial results or other historical information are “forward-looking statements” within the meaning of applicable securities legislation including the Private Securities Litigation Reform Act of 1995, as amended. These statements appear in a number of different places in this report and can be identified by words such as “anticipate”, “could”, “project”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “will”, “plan”, “estimate”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook or their negative or other comparable words. Also discussions of strategy that involve risks and uncertainties share this “forward-looking” character.

     Forward-looking statements include statements regarding:

  future growth;

  futures results of operations, performance, business prospects and opportunities;

  our markets;

  production, demand and prices for products and services, including iron ore, hydrocarbons and other commodities;

  capital expenditures;

  the economy;

  foreign exchange rates; and

  derivatives.

     You are cautioned that any forward-looking statements are not guarantees and may involve risks and uncertainties. Our actual results may differ materially from those in the forward-looking statements due to risks facing us or due to actual facts differing from the assumptions underlying our estimates. Some of these risks and assumptions include those set forth in reports and other documents we have filed or furnished with the SEC and Canadian securities regulators including our annual report on Form 20-F for the year ended December 31, 2011. We advise you that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to us or persons acting on our behalf. Unless required by law, we do not assume any obligations to update forward-looking statements based on unanticipated events or changes to expectations. However, you should carefully review the reports and other documents we file from time to time with the SEC and Canadian securities regulators.

     In addition to the risks and uncertainties set forth in our annual report on Form 20-F for the year ended December 31, 2011 filed with the SEC and Canadian securities regulators, you should also carefully consider the following risks and uncertainties in evaluating our company and our business before making any investment decisions. Our business, operating and financial condition could be harmed due to any of the following risks.

Risk Factors Relating to Our Business

   Our financial results may fluctuate substantially from period to period.

     We expect our business to experience significant periodic variations in its revenues and results of operations in the future. These variations may be attributed in part to the fact that our merchant banking revenues are often earned upon the successful completion of a transaction, the timing of which is uncertain and beyond our control. In many cases, we may receive little or no payment for engagements that do not result in the successful completion of a transaction. Additionally, through our merchant banking business, we seek to acquire undervalued assets where we can use our experience and management to realize upon the value. Often we will hold or build upon these assets over time and the timing of its realization is not predictable. As a result, we are unlikely to achieve steady and predictable earnings, which could in turn adversely affect our financial condition and results of operations.

   Our earnings and, therefore, our profitability, may be affected by commodities price volatility.

     The majority of our revenue from our global commodity supply chain business is derived from the sale of commodities, including metals, hydrocarbons, plastics and other materials. As a result, our earnings are directly related to the prices of these commodities. In addition, our revenues from our iron ore interests are directly connected to the price of iron ore. There are many factors influencing the price of metals, plastics and other commodities, including: expectations for inflation; global and regional demand and production; political and economic conditions; and production costs in major producing regions. These factors are beyond our control and are impossible for us to predict. Changes in the prices of iron ore, hydrocarbons, plastics, metals and other commodities may adversely affect our operating results.

   A weak global economy can adversely affect our business and financial results and have a material adverse effect on our liquidity and capital resources.

     Our business, by its nature, does not produce predictable earnings, and it may be materially affected by conditions in the global financial markets and economic conditions generally.

     Global financial markets experienced extreme and unprecedented disruption in the latter part of 2008, including, among other things, extreme volatility in security prices, severely diminished liquidity and credit availability, rating downgrades of certain investments and declining valuations of others. Although financial markets stabilized and signs of a global economic recovery began to emerge in the latter part of 2009 and continued through 2011, the economic environment, particularly in the United States and Europe, continues to be generally weak in 2012 and we remain exposed to a number of risks associated with weak or adverse economic conditions.

     Market deterioration and weakness can result in a material decline in the number and size of the transactions that we execute for our own account and for our clients and to a corresponding decline in our revenues. Any market weakness can further result in losses to the extent that we own assets in such market.

     The nature of the recovery in the global economy in general remains uncertain, and there can be no assurance that market conditions will continue to improve in the near future.

   The global commodity supply chain and merchant banking businesses are highly competitive.

     All aspects of the global commodity supply chain and merchant banking businesses are highly competitive, and we expect them to remain so.

     Our competitors include merchant and investment banks, brokerage firms, commercial banks, private equity firms, hedge funds, financial advisory firms and natural resource and mineral royalty companies. Many of our competitors have substantially greater capital and resources, including access to commodities supply, than we do. We believe that the principal factors affecting competition in our business include transaction execution, our products and services, client relationships, reputation, innovations, credit worthiness and price. We have experienced price competition in some of our trading business.

     The scale of our competitors has increased in recent years as a result of substantial consolidation. These firms have the ability to offer a wider range of products than we do, which may enhance their competitive position. They also have the ability to support their business with other financial services such as commercial lending in an effort to gain market share, which has resulted, and could further result, in pricing pressure in our businesses.

     If we are unable to compete effectively with our competitors, our business and results of operations will be adversely affected.

   The operation of the iron ore mine underlying our royalty interest is generally determined by a third party operator and we have no decision making power as to how the property is operated. In addition, we have no or very limited access to technical or geological data respecting the mine including as to reserves. The operator’s failure to perform or other operating decisions made by the operator, including as to scaling back or ceasing operations, could have a material adverse effect on our revenue, results of operations and financial condition.

     The commodities and resources segment of our business includes our indirect royalty interest in the iron ore mine. The revenue derived from the interest is based on production generated by the mine’s third party operator. The operator generally has the power to determine the manner in which the iron ore is exploited, including decisions to expand, continue or reduce production from the mine, and decisions about the marketing of products extracted from the mine. The interests of the third party operator and our interests may not always be aligned. As an example, it will, in almost all cases, be in our interest to advance production as rapidly as possible in order to maximize near-term cash flow, while the third party operator may, in many cases, take a more cautious approach to development, as it is at risk with respect to the cost of development and operations. Our inability to control the operations of the mine can adversely affect our profitability, results of operations and financial condition. Similar adverse effects may result from any other interests we may acquire that are primarily operated by a third party operator.

     To the extent that we retain our current indirect royalty interest, we will be dependent to a large extent upon the financial viability and operational effectiveness of owners and operators of our interests. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues. Payments may be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, accidents, the recovery by operators of expenses incurred in the operation of any royalty properties, the establishment by operators of reserves for such expenses or the insolvency of an operator. Our rights to payment under the royalties will likely have to be enforced by contract. This may inhibit our ability to collect outstanding royalties upon a default. Failure to receive any payments from the owners and operators of mines in which we have or may acquire a royalty interest may result in a material and adverse effect on our profitability, results of operations and financial condition.

     To the extent grantors of royalties and other interests do not abide by their contractual obligations, we may be forced to take legal action to enforce our contractual rights. Such litigation may be time consuming and costly and, as with all litigation, there is no guarantee of success. Should any such decision be determined adversely to us, such decision may have a material and adverse effect on our profitability, results of operations and financial condition.

     In addition, we have no or very limited access to technical, geological data relating to the mine, including data as to reserves, nor have we received a NI 43-101 compliant technical report in respect of the mine. As such, we cannot independently determine reserve amounts or the estimated life of the mine and are instead wholly dependent on the determination of the reserves by the operator of the mine. We can provide no assurances as to the level of reserves at the mine. If the operator of the mine determines there are insufficient reserves to economically operate the mine, it may scale back or cease operations, which could have a material adverse effect on our profitability, results of operations and financial condition.

   The profitability of our global commodity supply chain operations depends, in part, on the availability of adequate sources of supply.

     Our global commodity supply chain business relies, among other things, on numerous outside sources of supply for our operations. These suppliers generally are not bound by long-term contracts and will have no obligation to provide commodities to us in the future. In periods of low industry prices, suppliers may elect to hold commodities to wait for higher prices or intentionally slow their activities. If a substantial number of suppliers cease selling commodities to us, we will be unable to source and/or execute commodities transactions at desired levels and our results of operations and financial condition could be materially adversely affected.

   We may face a lack of suitable acquisition or merger or other proprietary investment candidates, which may limit our growth.

     In order to grow our business, we may seek to acquire or merge with or invest in new companies or opportunities. Our failure to make acquisitions or investments may limit our growth. In pursuing acquisition and investment opportunities, we face competition from other companies having similar growth and investment strategies, many of which may have substantially greater resources than us. Competition for these acquisitions or investment targets could result in increased acquisition or investment prices, higher risks and a diminished pool of businesses, services or products available for acquisition or investment.

   Strategic investments or acquisitions and joint ventures, or our entry into new business areas, may result in additional risks and uncertainties in our business.

     We have grown and intend to continue to grow our business both through internal expansion and through strategic investments, acquisitions or joint ventures. When we make strategic investments or acquisitions or enter into joint ventures, we expect to face numerous risks and uncertainties in combining or integrating the relevant businesses and systems, including the need to combine accounting and data processing systems and management controls and to integrate relationships with customers and business partners.

     Acquisitions also frequently result in recording of goodwill and other intangible assets, which are subject to potential impairments in the future that could have a material adverse effect on our operating results. Furthermore, the costs of integrating acquired businesses (including restructuring charges associated with the acquisitions, as well as other acquisition costs, such as accounting fees, legal fees and investment banking fees) could significantly impact our operating results.

     Although we perform due diligence on the businesses we purchase, in light of the circumstances of each transaction, an unavoidable level of risk remains regarding the actual condition of these businesses. We may not be able to ascertain the value or understand the potential liabilities of the acquired businesses and their operations until we assume operating control of the assets and operations of these businesses.

     Furthermore, any acquisitions of businesses or facilities, including our recent acquisition of Compton, could entail a number of risks, including:

  problems with the effective integration of operations;

  inability to maintain key pre-acquisition business relationships;

  increased operating costs;

  exposure to substantial unanticipated liabilities;
  difficulties in realizing projected efficiencies, synergies and cost savings;

  the risks of entering markets in which we have limited or no prior experience; and

  the possibility that we may be unable to recruit additional managers with the necessary skills to supplement the management of the acquired businesses.

     In addition, geographic and other expansions, acquisitions or joint ventures may require significant managerial attention, which may be diverted from our other operations. If we are unsuccessful in overcoming these risks, our business, financial condition or results of operations could be materially and adversely affected.

   The industries in which we operate may be affected by disruptions beyond our control.

     Our global commodity supply chain operations include direct or indirect investments in assets, such as smelting, refining, mining, processing and hydrocarbon operations. Transport disruption, weather and natural disasters such as hurricanes and flooding, unexpected maintenance problems, collapse or damage to mines or wells, unexpected geological variations, labour disruptions and changes in laws and regulations relating to occupational safety, health and environmental matters are some of the factors that may adversely affect our financial condition and results of operations. These factors can affect costs at particular assets for varying periods. In addition, smelting, refining, mining, processing and hydrocarbon operations also rely on key inputs, such as labour, spare parts, fuel and electricity. Disruption to the supply of key inputs, or changes in their pricing, may have a significant adverse impact on our future results.

   Our commodities activities are subject to counterparty risks associated with performance of obligations by our counterparties and suppliers.

     Our business is subject to commercial risks, which include counterparty risk, such as failure of performance by commodities suppliers and failure of payment by our trading customers. We seek to reduce the risk of supplier non-performance by requiring credit support from creditworthy financial institutions where appropriate. We attempt to reduce the risk of non-payment by purchasers of commodities by imposing limits on open accounts extended to creditworthy customers and imposing credit support requirements for other customers. Nevertheless, we are exposed to the risk that parties owing us or our clients and other financial intermediaries may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons. These counterparty obligations may arise, for example, from placing deposits, the extension of credit in trading and investment activities and participation in payment, securities and commodity trading transactions on our behalf and as an agent on behalf of our clients. If any of these parties default on their obligations, our business, results of operations, financial condition and cash flow could be adversely affected.

   Larger and more frequent capital commitments in our merchant banking business increase the potential for significant losses.

     We may enter into large transactions in which we commit our own capital as part of our global commodity supply chain business to facilitate client trading activities. The number and size of these large transactions may materially affect our results of operations in a given period. Market fluctuations may also cause us to incur significant losses from our trading activities. To the extent that we own assets (i.e., have long positions), a downturn in the value of those assets or in the markets in which those assets are traded could result in losses. Conversely, to the extent that we have sold assets we do not own (i.e., have short positions) in any of those markets, an upturn in those markets could expose us to potentially large losses as we attempt to cover our short positions by acquiring assets in a rising market.

   We are subject to transaction risks that may have a material adverse effect on our business, results of operations, financial condition and cash flow.

     We manage transaction risks through allocating and monitoring our capital investments in circumstances where the risk to our capital is minimal, carefully screening clients and transactions, and engaging qualified personnel to manage transactions. Nevertheless, transaction risks can arise from, among other things, our trading and merchant banking activities. These risks include market and credit risks associated with our merchant banking operations. We intend to make investments in highly unstructured situations and in companies undergoing severe financial distress. Such investments often involve severe time constraints. These investments may expose us to significant transaction risks. An unsuccessful investment may result in the total loss of such an investment and may have a material adverse effect on our business, results of operations, financial condition and cash flow.

   Our risk management strategies leave us exposed to unidentified or unanticipated risks that could impact our risk management strategies in the future and could negatively affect our results of operations and financial condition.

     We use a variety of instruments and strategies to manage exposure to various types of risks. For example, we use derivative foreign exchange contracts to manage our exposure and our clients' exposure to foreign currency exchange rate risks. If any of the variety of instruments and strategies we utilize to manage our exposure to various types of risk are not effective, we may incur losses. Many of our strategies are based on historical trading patterns and correlations. However, these strategies may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk. Unexpected market developments may affect our risk management strategies during this time and unanticipated developments could impact our risk management strategies in the future.

   Derivative transactions may expose us to unexpected risk and potential losses.

     We, from time to time, enter into derivative transactions that require us to deliver to the counterparty the underlying security, loan or other obligation in order to receive payment. In a number of cases, we may not hold the underlying security, loan or other obligation and may have difficulty obtaining, or be unable to obtain, the underlying security, loan or other obligation through the physical settlement of other transactions. As a result, we are subject to the risk that we may not be able to obtain the security, loan or other obligation within the required contractual time frame for delivery. This could cause us to forfeit the payments due to us under these contracts or result in settlement delays with the attendant credit and operational risk as well as increased costs to us.

   Fluctuations in interest rates and foreign currency exchange rates may affect our results of operations and financial condition.

     Fluctuation in interest rates may affect the fair value of our financial instruments sensitive to interest rates. An increase or decrease in market interest rates may result in changes to the fair value of our fixed interest rate financial instrument liabilities, thereby resulting in a reduction in the fair value of our equity. Similarly, fluctuations in foreign currency exchange rates may affect the fair value of our financial instruments sensitive to foreign currency exchange rates.

   Our operations and infrastructure may malfunction or fail.

     Our business is highly dependent on our ability to process, on a daily basis, a number of transactions across diverse markets, and the transactions we process have become increasingly complex. The inability of our systems to accommodate an increasing volume of transactions could also constrain our ability to expand our businesses. If any of these systems do not operate properly or are disabled, or if there are other shortcomings or failures in our internal processes, people or systems, we could suffer impairments, financial loss, a disruption of our businesses, liability to clients, regulatory intervention or reputational damage.

   The exploration and development of mining and resource properties is inherently dangerous and subject to risk beyond our control.

     Companies engaged in resource activities are subject to all of the hazards and risks inherent in exploring for and developing natural resource projects. These risks and uncertainties include, but are not limited to, environmental hazards, industrial accidents, labour disputes, increases in the cost of labour, social unrest, fires, changes in the regulatory environment, impact of non-compliance with laws and regulations, explosions, encountering unusual or unexpected geological formations or other geological or grade problems, unanticipated metallurgical characteristics or less than expected mineral recovery, encountering unanticipated ground or water conditions, cave-ins, pit wall failures, flooding, rock bursts, periodic interruptions due to inclement or hazardous weather conditions, earthquakes, seismic activity, other natural disasters or unfavourable operating conditions and losses. Should any of these risks or hazards affect a company’s exploration or development activities, it may: (i) cause the cost of development or production to increase to a point where it would no longer be economic to produce the metal or other resource from the company’s resources or expected reserves; (ii) result in a write down or write-off of the carrying value of one or more projects; (iii) cause delays or stoppage of mining or processing; (iv) result in the destruction of properties, processing facilities or third party facilities necessary for operations; (v) cause personal injury or death and related legal liability; or (vi) result in the loss of insurance coverage. The occurrence of any of above mentioned risks or hazards could result in an interruption or suspension of operation of the properties in which we hold an interest or any other properties we acquire in the future and have a material and adverse effect on our results of operations and financial condition.

   Our natural gas and oil operations are subject to inherent hazards.

     There are many operating risks and hazards inherent in exploring for, producing, processing, and transporting natural gas and oil. Drilling operations may encounter unexpected formations or pressures that could cause damage to equipment or personal injury and fires, explosions, blowouts, oil spills, or other accidents may occur. Additionally, we could experience interruptions to or the termination of drilling, production, processing, and transportation activities due to bad weather, natural disasters, delays in obtaining governmental approvals or consents, insufficient storage or transportation capacity, or other geological and mechanical conditions. Any of these events that result in a shutdown or slowdown of operations will adversely affect our business. While close well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

     Drilling activities, including completions, are subject to the risk that no commercially productive reservoirs will be encountered and we will not recover all or any portion of our investment. The cost of drilling, completing, and operating wells is often uncertain due to drilling in unknown formations, the costs associated with encountering various drilling conditions, such as over pressured zones, and changes in drilling plans and locations as a result of prior exploratory wells or additional seismic data and interpretations thereof.

   Historical resource estimates on our mining properties may not prove to be accurate or reliable.

     Our resources estimates in respect of the Pea Ridge Mine are historical estimates only and are based on prior data and reports obtained and prepared by previous operators and their consultants. We have not completed the work necessary to verify the classification of these historical resource estimates as current mineral resources under NI 43-101. Accordingly, the historical estimates provided herein cannot be fully relied upon. No assurance can be given that any “mineral resources” or “mineral reserves”, as such terms are defined in NI 43-101, will be discovered or that any particular level of minerals will in fact be realized or that any identified reserve or resource will ever qualify as a commercially mineable (or viable) deposit which can legally and economically be exploited.

     In addition, there are numerous uncertainties inherent in estimating mineral resources. Such estimates are subjective, and the accuracy of mineral resource estimation is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. These amounts are estimates only and the actual level of recovery of minerals from such deposits may be different. Differences between our assumptions, including economic assumptions such as mineral prices, market conditions and actual events, could have a material adverse effect on our mineral reserve and mineral resource estimates, financial position and results of operation.

   Estimates of natural gas and oil reserves involve uncertainty.

     Estimates of natural gas and oil reserves, involve a great deal of uncertainty because they depend upon the reliability of available geologic and engineering data, which is inherently imprecise. Geologic and engineering data are used to determine the probability that an oil and gas reservoir exists at a particular location and whether hydrocarbons are recoverable from the reservoir. The probability of the existence and recoverability of reserves is less than 100% and actual recoveries may be materially different from estimates.

     Such estimates require numerous assumptions relating to operating conditions and economic factors, including the prices of such commodities, availability of investment capital, recovery costs, the availability of enhanced recovery techniques, the ability to market production, and governmental and other regulatory factors, such as taxes, royalty rates, and environmental laws. A change in one or more of these factors could result in known quantities of natural gas and oil previously estimated becoming unrecoverable. Each of these factors also impact recovery costs and production rates. In addition, estimates of reserves that are prepared by different independent engineers or by the same engineers at different times, may vary substantially.

   Our global commodity supply chain operations are subject to environmental laws and regulations that may increase the costs of doing business and may restrict such operations.

     All phases of a resource business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of government laws and regulations. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Compliance with such laws and regulations can require significant expenditures and a breach may result in the imposition of fines and penalties, which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. Any breach of environmental legislation by the operator of properties underlying our interests or by us, as an owner or operator of a property, could have a material impact on the viability of the relevant property and impair the revenue derived from the owned property or applicable royalty or other interest, which could have a material adverse effect on our results of operations and financial condition. Further, environmental hazards may exist on the properties on which we hold interests, which are unknown to us at present and have been caused by previous or existing owners or operators of the properties.

     Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in resource operations or in the exploration or development of resource properties may also be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

     We are not fully insured against certain environmental risks, either because such insurance is not available or because of high premium costs. In particular, insurance against risks from environmental pollution occurring over time, as opposed to sudden and catastrophic damages, is not available on economically reasonable terms. Accordingly, our properties may be subject to liability due to hazards that cannot be insured against or that have not been insured against due to prohibitive premium costs or for other reasons.

   We or the operators of our current and any future resource interests may not be able to secure required permits and licences.

     Operations underlying our resource interests may require licenses and permits from various governmental authorities. There can be no assurance that we or the operator of any given project will be able to obtain all necessary licences and permits that may be required to carry out exploration, development, or other resource operations.

   Future environmental and reclamation obligations respecting our resource properties and interests may be material.

     We have not established a separate reclamation fund for the purpose of funding estimated future environmental and reclamation obligations. Any site reclamation or abandonment costs incurred in the ordinary course in a specific period will be funded out of cash flow from operations. It is not possible for us to predict our ability to fully fund the cost of all of our future environmental, abandonment and reclamation obligations. We expect to incur site restoration costs over a prolonged period as wells reach the end of their economic life. There are significant uncertainties related to asset retirement obligations and the impact on the financial statements could be material. The eventual timing of and costs for these asset retirement obligations could differ from current estimates. The main factors that can cause expected cash flows to change are:

  changes to laws and legislation;

  construction of new facilities;

  change in the reserve estimate and the resulting amendment to the life of the reserves for our hydrocarbon operations; and

  changes in technology.

   There can be no assurance that we will be able to obtain adequate financing in the future or that the terms of such financing will be favourable and, as a result, we may have to raise additional capital through the issuance of additional equity, which will result in dilution to our shareholders.

     There can be no assurance that we will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further business activities. We may require new capital to grow our business and there are no assurances that capital will be available when needed, if at all. It is likely such additional capital will be raised through the issuance of additional equity which would result in dilution to our shareholders.

   Limitations on our access to capital could impair our liquidity and our ability to conduct our businesses.

     Liquidity, or ready access to funds, is essential to companies engaged in commodities trading and financing and merchant banking. Failures of financial firms have often been attributable in large part to insufficient liquidity. Liquidity is of particular importance to our commodities and resources business and perceived liquidity issues may affect our clients’ and counterparties’ willingness to engage in transactions with us. Our liquidity could be impaired due to circumstances that we may be unable to control, such as a general market disruption or an operational problem that affects our clients, counterparties, our lenders or us. Further, our ability to sell assets may be impaired if other market participants are seeking to sell similar assets at the same time.

   We may substantially increase our debt in the future.

     We expect that it may be necessary for us to obtain financing with a bank or financial institution to provide funds for working capital, capital purchases, potential acquisitions and business development. However, because of our cash flow position, we do not expect that we will have any immediate need to obtain additional financing. Interest costs associated with any debt financing may adversely affect our profitability. Further, the terms on which amounts may be borrowed – including standard financial covenants regarding the maintenance of financial ratios, the prohibition against engaging in major corporate transactions or reorganizations and the payment of dividends – may impose additional constraints on our business operations and our financial strength.

   As a result of our global operations, we are exposed to political, economic, legal, operational and other risks that could adversely affect our business, our results of operations, financial condition and cash flow.

     In conducting our business in major markets around the world, we are subject to political, economic, legal, operational and other risks that are inherent in operating in other countries. These risks range from difficulties in settling transactions in emerging markets to possible nationalization, expropriation, price controls and other restrictive governmental actions, and terrorism. We also face the risk that exchange controls or similar restrictions imposed by foreign governmental authorities may restrict our ability to convert local currency received or held by us in their countries into Swiss francs, Canadian dollars, Euros or other hard currencies, or to take those other currencies out of those countries. If any of these risks become a reality, our business, results of operations, financial condition and cash flow could be negatively impacted.

   We are exposed to litigation risks in our business that are often difficult to assess or quantify. We anticipate that we will incur significant legal expenses every year in defending against litigation.

     We are exposed to legal risks in our business and the volume and amount of damages claimed in litigation against financial intermediaries are increasing. These risks include potential liability under securities or other laws for materially false or misleading statements made in connection with securities and other transactions, potential liability for advice we provide to participants in corporate transactions and disputes over the terms and conditions of complex trading arrangements. We also face the possibility that counterparties in complex or risky trading transactions will claim that we improperly failed to tell them of the risks involved or that they were not authorized or permitted to enter into such transactions with us and that their obligations to us are not enforceable. During a prolonged market downturn, we expect these types of claims to increase. We are also exposed to legal risks in our merchant banking activities.

     We seek to invest in undervalued businesses or assets often as a result of financial, legal, regulatory or other distress affecting them. Investing in distressed businesses and assets can involve us in complex legal issues relating to priorities, claims and other rights of stakeholders. These risks are often difficult to assess or quantify and their existence and magnitude often remains unknown for substantial periods of time. We may incur significant legal and other expenses in defending against litigation involved with any of these risks and may be required to pay substantial damages for settlements and/or adverse judgments. Substantial legal liability or significant regulatory action against us could have a material adverse effect on our financial condition and results of operations.

   We rely significantly on the skills and experience of our executives and the loss of any of these individuals may harm our business.

     Our future success depends to a significant degree on the skills, experience and efforts of our executives and the loss of their services may compromise our ability to effectively conduct our business. We do not maintain “key person” insurance in relation to any of our employees.

   We may experience difficulty attracting and retaining qualified management and technical personnel to efficiently operate our business, and the failure to operate our business effectively could have a material and adverse effect on our profitability, financial condition and results of operations.

     We are dependent upon the continued availability and commitment of our management, whose contributions to immediate and future operations are of significant importance. The loss of any such management could negatively affect our business operations. From time to time, we will also need to identify and retain additional skilled management and specialized technical personnel to efficiently operate our business. The number of persons skilled in the acquisition, exploration and development of royalties and interests in natural resource properties is limited and competition for such persons is intense. Recruiting and retaining qualified personnel is critical to our success and there can be no assurance of our ability to attract and retain such personnel. If we are not successful in attracting and retaining qualified personnel, our ability to execute our business model and growth strategy could be affected, which could have a material and adverse impact on our profitability, results of operations and financial condition.

   Certain of our directors and officers may, from time to time, serve in similar positions with other public companies, which may put them in a conflict position with us from time to time.

     Certain of our directors and officers may, from time to time, serve as directors or officers of other companies involved in similar businesses to us and, to the extent that such other companies may participate in the same ventures in which we may seek to participate, such directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In all cases where our directors and officers have an interest in other companies, such other companies may also compete with us in commodities trading, financing and merchant banking and for the acquisition of royalties, similar interests or resources properties or projects. Such conflicts of our directors and officers may result in a material and adverse effect on our results of operations and financial condition.

   We conduct business in countries with a history of corruption and transactions with foreign governments, and doing so increases the risks associated with our international activities.

     As we operate internationally, we are subject to the United States Foreign Corrupt Practices Act, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by United States and other business entities that have securities registered in the United States for the purpose of obtaining or retaining business. We have operations and agreements with third parties in countries known to experience corruption. Further international expansion may involve more exposure to such practices. Our activities in these countries create the risk of unauthorized payments or offers of payments by one of our employees or consultants that could be in violation of various laws including the Foreign Corrupt Practices Act, even though these parties are not always subject to our control. It is our policy to implement safeguards to discourage these practices by employees. However, our existing safeguards and any future improvements may prove to be less than effective, and our employees or consultants may engage in conduct for which we might be held responsible. Violations of the Foreign Corrupt Practices Act may result in criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition.

   Employee misconduct could harm us and is difficult to detect and deter.

     It is not always possible to detect and deter employee misconduct. The precautions we take to detect and prevent employee misconduct may not be effective in all cases, and we could suffer significant reputational and economic harm for any misconduct by our employees. The potential harm to our reputation and to our business caused by such misconduct is impossible to quantify.

   We may incur losses as a result of unforeseen or catastrophic events, including the emergence of a pandemic, terrorist attacks or natural disasters.

     The occurrence of unforeseen or catastrophic events, including the emergence of a pandemic or other widespread health emergency (or concerns over the possibility of such an emergency), terrorist attacks or natural disasters, could create economic and financial disruptions, could lead to operational difficulties (including travel limitations) that could impair our ability to manage our business and could expose our insurance subsidiaries to significant losses.

General Risks Faced by Us

   Investors’ interests may be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities.

     Our constating documents authorize the issuance of our common shares, Class A common shares and Class A Preference Shares, issuable in series. In the event that we are required to issue any additional shares or enter into private placements to raise financing through the sale of equity securities, investors’ interests in us will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. If we issue any such additional shares, such issuances will also cause a reduction in the proportionate ownership of all other shareholders. Further, any such issuance may result in a change of control of our company.

   Certain factors may inhibit, delay or prevent a takeover of our company, which may adversely affect the price of our common shares.

     Certain provisions of our charter documents and the corporate legislation which govern us may discourage, delay or prevent a change of control or changes in our management that shareholders may consider favourable. Such provisions include authorizing the issuance by our board of directors of preferred stock in series, providing for a classified board of directors with staggered, three-year terms and limiting the persons who may call special meetings of shareholders. In addition, the Investment Canada Act imposes certain limitations on the rights of non-Canadians to acquire our common shares, although it is highly unlikely that this will apply. If a change of control or change in management is delayed or prevented, the market price of our common shares could decline.

Additional Information

     We file annual and other reports, proxy statements and other information with certain Canadian securities regulatory authorities and with the SEC in the United States. The documents filed with the SEC are available to the public from the SEC’s website at http://www.sec.gov. The documents filed with the Canadian securities regulatory authorities are available at http://www.sedar.com.

UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

September 30, 2012

UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

     In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, MFC Industrial Ltd. discloses that its auditors have not reviewed the unaudited financial statements for the period ended September 30, 2012.

NOTICE TO READER OF THE INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

     The accompanying interim condensed consolidated statements of financial position of MFC Industrial Ltd. as at September 30, 2012 and the related condensed consolidated statements of operations, comprehensive income and cash flows for the three- and nine-month period then ended and the condensed consolidated statements of changes in equity for the nine-month period then ended are the responsibility of management. These condensed consolidated financial statements have not been reviewed on behalf of the shareholders by the independent external auditors of MFC Industrial Ltd.

     The interim condensed consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these financial statements in accordance with IFRS.

MFC INDUSTRIAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
September 30, 2012 and December 31, 2011
(Unaudited)
(United States Dollars in Thousands)

	September 30,	December 31,
	2012	2011
ASSETS
Current Assets
Cash and cash equivalents	$270,778	$387,052
Short-term deposits	177	163
Securities	7,943	13,062
Restricted cash	649	623
Loan receivable	—	19,869
Bills of exchange	—	10,545
Trade receivables	38,247	21,154
Other receivables	17,482	9,144
Inventories	112,805	81,223
Real estate held for sale	11,904	12,012
Deposits, prepaid and other	21,949	9,344
Assets held for sale	126,671	—
Total current assets	608,605	564,191
Non-current Assets
Securities	10,976	11,606
Equity method investments	22,413	18,726
Investment property	33,283	33,585
Exploration and evaluation assets	70,660	—
Property, plant and equipment	394,478	3,743
Interests in resource properties	212,191	219,582
Deferred income tax assets	7,739	7,524
Other	778	—
Total non-current assets	752,518	294,766
	$1,361,123	$858,957
LIABILITIES AND EQUITY
Current Liabilities
Short-term bank borrowings	$190,130	$114,239
Debt, current portion	16,969	26,977
Account payables and accrued expenses	68,609	42,226
MPP term financing	9,584	—
Provisions for warranty	104	115
Income tax liabilities	4,362	4,453
Deferred sale liabilities	12,286	14,958
Liabilities relating to assets held for sale	15,534	—
Total current liabilities	317,578	202,968
Long-term Liabilities
Debt, less current portion	30,312	20,150
MPP term financing	14,170	—
Deferred income tax liabilities	61,945	61,045
Provisions for decommissioning obligations	116,296	—
Deferred sale liabilities	15,328	25,647
Accrued pension obligation, net	2,225	—
Total long-term liabilities	240,276	106,842
Total liabilities	557,854	309,810
Equity
Capital stock	382,746	382,289
Treasury stock	(68,610)	(68,117)
Contributed surplus	13,037	13,028
Retained earnings	467,010	213,200
Accumulated other comprehensive income	6,083	6,223
Shareholders’ equity	800,266	546,623
Non-controlling interests	3,003	2,524
Total equity	803,269	549,147
	$1,361,123	$858,957

The accompanying notes are an integral part of these condensed consolidated financial statements.

MFC INDUSTRIAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the Nine Months Ended September 30, 2012 and 2011
(Unaudited)
(United States Dollars in Thousands, Except Per Share Amounts)

	2012	2011
Net sales	$369,091	$386,721
Equity income	4,805	4,529
Gross revenues	373,896	391,250

Costs and Expenses:
Costs of sales	302,861	319,186
Selling, general and administrative	32,394	31,435
Share-based compensation — selling, general and administrative	9	7,219
Finance costs	7,115	6,368
Other recovery	(2,037)	—
	340,342	364,208
Income from operations	33,554	27,042

Other items:
Exchange differences on foreign currency transactions	774	(1,692)
Negative goodwill	230,098	—

Income before income taxes	264,426	25,350
Income tax expense
Income taxes	(417)	(1,089)
Resource property revenue taxes	(4,010)	(3,215)
	(4,427)	(4,304)
Net income for the period	259,999	21,046
Net (income) loss attributable to non-controlling interests	(1,103)	557
Net income attributable to owners of the parent company	$258,896	$21,603

Basic earnings per share	$4.14	$0.35
Diluted earnings per share	$4.14	$0.35

Weighted average number of common shares outstanding
— basic	62,556,572	62,561,421
— diluted	62,556,572	62,561,421

The accompanying notes are an integral part of these condensed consolidated financial statements.

MFC INDUSTRIAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three Months Ended September 30, 2012 and 2011
(Unaudited)
(United States Dollars in Thousands, Except Per Share Amounts)

	2012	2011
Net sales	$118,597	$112,107
Equity income	1,515	1,621
Gross revenues	120,112	113,728

Costs and Expenses:
Costs of sales	100,449	92,282
Selling, general and administrative	11,620	9,637
Finance costs	2,784	2,215
Other recovery	(2,037)	—
	112,816	104,134
Income from operations	7,296	9,594

Other item:
Exchange differences on foreign currency transactions	(206)	(429)
Negative goodwill	230,098	—

Income before income taxes	237,188	9,165
Income tax (expense) recovery:
Income taxes	(2,019)	870
Resource property revenue taxes	(1,445)	(2,536)
	(3,464)	(1,666)
Net income for the period	233,724	7,499
Net income attributable to non-controlling interests	(474)	(813)
Net income attributable to owners of the parent company	$233,250	$6,686

Basic earnings per share	$3.73	$0.11
Diluted earnings per share	$3.73	$0.11

Weighted average number of common shares outstanding
— basic	62,552,201	62,561,421
— diluted	62,552,201	62,561,421

The accompanying notes are an integral part of these condensed consolidated financial statements.

MFC INDUSTRIAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the Nine Months Ended September 30, 2012 and 2011
(Unaudited)
(United States Dollars in Thousands)

	2012	2011
Net income for the period	$259,999	$21,046
Other comprehensive income (loss), net of income taxes:
Net exchange differences arising from translating financial statements of
foreign operations and U.S. dollar reporting	(513)	(301)
Net fair value loss on available-for-sale securities	413	(14,839)
	(100)	(15,140)
Total comprehensive income for the period	259,899	5,906
Comprehensive income attributable to non-controlling interests	(1,143)	655
Comprehensive income attributable to owners of the parent company	$258,756	$6,561

The accompanying notes are an integral part of these condensed consolidated financial statements.

MFC INDUSTRIAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the Three Months Ended September 30, 2012 and 2011
(Unaudited)
(United States Dollars in Thousands)

	2012	2011
Net income for the period	$233,724	$7,499
Other comprehensive income (loss), net of income taxes:
Net exchange differences arising from translating financial statements of
foreign operations and U.S. dollar reporting	1,703	(7,893)
Net fair value loss on available-for-sale securities	(1,376)	(4,470)
	327	(12,363)
Total comprehensive income (loss) for the period	234,051	(4,864)
Comprehensive income attributable to non-controlling interests	(473)	(608)
Comprehensive income (loss) attributable to owners of the parent company	$233,578	$(5,472)

The accompanying notes are an integral part of these condensed consolidated financial statements.

MFC INDUSTRIAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the Nine Months Ended September 30, 2012 and 2011
(Unaudited)
(United States Dollars in Thousands)

							Accumulated Other
	Capital Stock		Treasury Stock				Comprehensive Income
					Contributed
					Surplus,		Available-	Currency		Non-
	Number		Number		Share-based	Retained	for-sale	Translation	Shareholders’	Controlling	Total
	of Shares	Amount	of Shares	Amount	Compensation	Earnings	Securities	Adjustment	Equity	Interests	Equity
Balance at December 31, 2011	66,648,296	$382,289	(4,086,875)	$(68,117)	$13,028	$213,200	$(4,759)	$10,982	$546,623	$2,524	$549,147
Net income	—	—	—	—	—	258,896	—	—	258,896	1,103	259,999
Cancellation of fractional shares	(3,267)	—	—	—	—	—	—	—	—	—	—
Buy-back of odd-lot shares	(6,028)	(36)	—	—	—	(8)	—	—	(44)	—	(44)
Dividends paid and payable	—	—	—	—	—	(10,009)	—	—	(10,009)	(664)	(10,673)
Share-based compensation	—	—	—	—	9	—	—	—	9	—	9
Issuance of preferred shares	493,105	493	(493,105)	(493)	—	—	—	—	—	—	—
Option payments for a special
purpose entity	—	—	—	—	—	4,931	—	—	4,931	—	4,931
Net fair value gain	—	—	—	—	—	—	413	—	413	—	413
Net exchange differences	—	—	—	—	—	—	—	(553)	(553)	40	(513)
Balance at September 30, 2010	67,132,106	$382,746	(4,579,980)	$(68,610)	$13,037	$467,010	$(4,346)	$10,429	$800,266	$3,003	$803,269

Balance at December 31, 2010	66,031,916	$381,673	(3,470,495)	$(67,501)	$5,775	$213,519	$1,991	$12,299	$547,756	$4,684	$552,440
Net income (loss)	—	—	—	—	—	21,603	—	—	21,603	(557)	21,046
Dividend paid and payable	—	—	—	—	—	(12,512)	—	—	(12,512)	—	(12,512)
Share-based compensation	—	—	—	—	7,253	—	—	—	7,253	(34)	7,219
Purchase of a subsidiary	—	—	—	—	(1,634)	—	—	—	(1,634)	1,172	(462)
Issuance of preferred shares	462,285	462	(462,285)	(462)	—	—	—	—	—	—	—
Derecognition of a subsidiary	—	—	—	—	—	—	—	—	—	(1,670)	(1,670)
Net fair value loss	—	—	—	—	—	—	(14,835)	—	(14,835)	(4)	(14,839)
Net exchange differences	—	—	—	—	—	—	—	(207)	(207)	(94)	(301)
Balance at September 30, 2011	66,494,201	$382,135	(3,932,780)	$(67,963)	$11,394	$222,610	$(12,844)	$12,092	$547,424	$3,497	$550,921

	Owners
Total Comprehensive	of the	Non-
Income (Loss) for the	Parent	Controlling
Nine Months Ended September 30:	Company	Interests	Total
2012	$258,756	$1,143	$259,899
2011	$ 6,561	$ (655)	$ 5,906

The accompanying notes are an integral part of these condensed consolidated financial statements.

MFC INDUSTRIAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Nine Months Ended September 30, 2012 and 2011
(Unaudited)
(United States Dollars in Thousands)

	2012	2011
Cash flows from operating activities:
Net income	$259,999	$21,046
Adjustments for:
Amortization, depreciation and depletion	17,938	9,894
Exchange differences on foreign currency transactions	(774)	1,692
(Gain) loss on trading securities, net	(1,024)	6,772
Loss (gain) on available-for-sale and other securities, net	199	(3,639)
Share-based compensation	9	7,219
Deferred income taxes	(2,151)	(291)
Equity income	(4,805)	(4,529)
Market value decrease on commodity inventories	1,092	550
Reversal of decommissioning provision	(2,037)	—
Negative goodwill	(230,098)	—
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions:
Short-term cash deposits	(15)	(4,148)
Short-term securities	5,775	4,397
Restricted cash	(35)	2,671
Bills of exchange	10,545	—
Receivables	(11,773)	(16,311)
Inventories	(41,099)	(14,094)
Deposits, prepaid and other	(6,607)	1,006
Short-term bank borrowings	(2,198)	16,923
Account payables and accrued expenses	5,602	(4,709)
Deferred sale liabilities	(13,792)	(1,051)
Income tax liabilities	(947)	170
Provisions	(915)	(164)
Other	445	218
Cash flows (used in) provided by continuing operating activities	(16,666)	23,622
Cash flows from investing activities:
Purchases of property, plant and equipment, net	(5,467)	(889)
Purchases of long-term investments	(4,600)	(31,666)
Proceeds from sales of long-term investments	1,161	7,413
Acquisition of subsidiaries, net of cash acquired	(69,837)	(95)
Increase in loan receivable	(81)	(18,475)
Decrease in loan receivable	19,950	7,314
Other	5,688	5,103
Cash flows used in investing activities	(53,186)	(31,295)
Cash flows from financing activities:
Debt repayment	(28,614)	(3,496)
Debt borrowed	28,000	—
Change in credit facilities	(35,747)	—
Shares repurchased	(44)	—
Dividends paid to non-controlling interests	(664)	—
Dividends paid to shareholders	(10,009)	(9,387)
Cash flows used in financing activities	(47,078)	(12,883)
Exchange rate effect on cash and cash equivalents	656	422
Decrease in cash and cash equivalents	(116,274)	(20,134)
Cash and cash equivalents, beginning of period	387,052	397,697
Cash and cash equivalents, end of period	$270,778	$377,563

Cash and cash equivalents at end of period consisted of:
Cash	$202,138	$278,061
Money market and highly liquid funds	68,640	99,502
	$270,778	$377,563

The accompanying notes are an integral part of these condensed consolidated financial statements.

MFC INDUSTRIAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Three Months Ended September 30, 2012 and 2011
(Unaudited)
(United States Dollars in Thousands)

	2012	2011
Cash flows from operating activities:
Net income	$233,724	$7,499
Adjustments for:
Amortization, depreciation and depletion	9,714	2,068
Exchange differences on foreign currency transactions	206	429
(Gain) loss on trading securities, net	(571)	4,742
Loss (gain) on available-for-sale and other securities, net	358	(55)
Deferred income taxes	305	(879)
Equity income	(1,515)	(1,621)
Market value (increase) decrease on commodity inventories	(454)	1,006
Reversal of decommissioning provision	(2,037)	—
Negative goodwill	(230,098)	—
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions:
Short-term cash deposits	(15)	650
Short-term securities	1,706	316
Restricted cash	(101)	(92)
Receivables	4,666	(9,553)
Inventories	(8,646)	(10,997)
Deposits, prepaid and other	(338)	(7,857)
Short-term bank borrowings	(2,800)	(13,252)
Account payables and accrued expenses	1,980	741
Deferred sale liabilities	(2,624)	1,900
Income tax liabilities	1,692	177
Provisions	(1,185)	(34)
Other	216	305
Cash flows provided by (used in) operating activities	4,183	(24,507)
Cash flows from investing activities:
Purchases of property, plant and equipment, net	(4,779)	(329)
Purchases of long-term investments	(2,000)	—
Proceeds from sales of long-term investments	124	55
Acquisition of a subsidiary, net of cash acquired	(41,866)	33
Increase in loan receivable	—	(3,945)
Decrease in loan receivable	—	5,180
Other	1,932	907
Cash flows (used in) provided by investing activities	(46,589)	1,901
Cash flows from financing activities:
Debt repayment	(2,611)	(1,329)
Change in credit facilities	(35,747)	—
Shares repurchased	(10)	—
Dividends paid to non-controlling interests	(664)	—
Dividends paid to shareholders	(3,753)	(3,128)
Cash flows used in financing activities	(42,785)	(4,457)
Exchange rate effect on cash and cash equivalents	389	(9,231)
Decrease in cash and cash equivalents	(84,802)	(36,294)
Cash and cash equivalents, beginning of period	355,580	413,857
Cash and cash equivalents, end of period	$270,778	$377,563

Cash and cash equivalents at end of period consisted of:
Cash	$202,138	$278,061
Money market and highly liquid funds	68,640	99,502
	$270,778	$377,563

The accompanying notes are an integral part of these condensed consolidated financial statements.

MFC INDUSTRIAL LTD.

SELECTED EXPLANATORY NOTES TO INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2012
(Unaudited)

Note 1. Nature of Business

     MFC Industrial Ltd. (“MFC Industrial” or the “Company”) is incorporated under the laws of British Columbia, Canada. MFC Industrial is a global commodities supply chain company.

Note 2. Basis of Presentation and Significant Accounting Policies

     These condensed consolidated financial statements contained herein include the accounts of MFC Industrial and entities it controls (collectively, the “Group”). The presentation currency of these consolidated financial statements is the United States of America (the “US”) dollar ($), as rounded to the nearest thousand (except per share amounts or amount per unit of measurement (either physical or monetary quantity). C$ refers to the Canadian dollar.

     The interim financial report has been prepared by MFC Industrial in accordance with the English language version of International Financial Reporting Standards (“IFRS”) which include International Accounting Standards (“IAS”) and Interpretations (“IFRIC” and “SIC”) as issued by the International Accounting Standards Board (the “IASB”). The Group’s interim financial statements for the nine months ended September 30, 2012 are in compliance with IAS 34, Interim Financial Reporting. The same accounting policies and methods of computation are followed in the interim financial statements as compared with the most recent annual financial statements, except for accounting policy changes made after the date of the most recent annual financial statements which are disclosed in Note 3 to this interim financial report and the supplemental accounting policies adopted as a result of a new subsidiary acquired during the period which are disclosed later in this Note 2. In accordance with IAS 34, certain information and footnote disclosure normally included in annual financial statements have been omitted or condensed.

     The measurement procedures to be followed in an interim financial report are designed to ensure that the resulting information is reliable and that all material financial information that is relevant to an understanding of the financial position or performance of the Group is appropriately disclosed. While measurements in both annual and interim financial reports are often based on reasonable estimates, the preparation of the interim financial report generally requires a greater use of estimation methods than the annual financial report.

     In the opinion of MFC Industrial, its unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary in order to present a fair statement of the results of the interim periods presented. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in MFC Industrial’s latest annual report on Form 20-F. The results for the periods presented herein may not be indicative of the results for the entire year. The revenues from the Group’s resources activities involve seasonality and cyclicality.

Adoption of Supplemental Accounting Policies during the Current Period as a Result of the Acquisition of a Subsidiary

     Following the acquisition of Compton Petroleum Corporation (“Compton”) as described in Note 4, the Group adopted the following significant accounting policies with respect to this newly acquired entity:

   Basis of Consolidation

     Interests in jointly controlled assets are included in these consolidated financial statements using the proportionate consolidation method and included in the accounts is the Group’s proportionate share of revenues, expenses, assets and liabilities.

MFC INDUSTRIAL LTD.

SELECTED EXPLANATORY NOTES TO INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2012
(Unaudited)

Note 2. Basis of Presentation and Significant Accounting Policies (continued)

   Exploration and Evaluation Assets

     Pre-license costs are recognized in the consolidated statement of operations as incurred.

     Exploration and evaluation costs, including the costs of acquiring undeveloped land and drilling costs are initially capitalized until the drilling of the well is complete and the results have been evaluated. The costs are accumulated in cost centers pending determination of technical feasibility and commercial viability. The technical feasibility and commercial viability is considered to be determinable when proved and/or probable reserves are determined to exist. If proved and/or probable reserves are found, the drilling costs and associated undeveloped land are transferred to property, plant and equipment. The cost of undeveloped land that expires or any impairment recognized during a period is charged to the consolidated statement of operations.

     Exploration and evaluation assets are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount. For purposes of impairment testing, exploration and evaluation assets are allocated to cash-generating units (“CGUs”).

   Development and Production Assets

   (i) Recognition and measurement

     Property, plant and equipment, which includes hydrocarbons development and production assets, are initially measured at cost and subsequently carried at cost less accumulated depletion and depreciation and accumulated impairment losses.

     The cost of development and production assets includes; transfers from exploration and evaluation assets, which generally include the cost to drill the well and the cost of the associated land upon determination of technical feasibility and commercial viability; the cost to complete and tie-in the wells; facility costs; the cost of recognizing provisions for future restoration and decommissioning; geological and geophysical costs; and directly attributable overheads.

     Development and production assets are grouped into CGUs for impairment testing.

     When significant parts of an item of property and equipment, including hydrocarbons properties, have different useful lives, they are accounted for as separate items (major components). Gains and losses on disposal of an item of property, plant and equipment, including hydrocarbons interests, are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognized in the consolidated statement of operations.

   (ii) Subsequent costs

     Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts of property, plant and equipment are recognized as hydrocarbons interests only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in the consolidated statement of operations as incurred. Such capitalized hydrocarbons interests generally represent costs incurred in developing proved and/or probable reserves and bringing in or enhancing production from such reserves, and are accumulated on a field or geotechnical area basis. The carrying amount of any replaced or sold component is derecognized. The costs of periodic servicing of property, plant and equipment are recognized in operating expenses as incurred.

     The costs of maintenance turnarounds of facilities are capitalized and amortized over the period to the next scheduled turnaround; generally three years. All other maintenance costs are expensed as incurred.

MFC INDUSTRIAL LTD.

SELECTED EXPLANATORY NOTES TO INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2012
(Unaudited)

Note 2. Basis of Presentation and Significant Accounting Policies (continued)

   (iii) Depletion and depreciation

     The net carrying value of development and production assets is depleted using the unit of production method by reference to the ratio of production in the period to the related proved plus probable reserves, taking into account estimated future development costs necessary to bring those reserves into production and the estimated salvage value of the assets at the end of their useful lives. Future development costs are estimated taking into account the level of development required to produce the reserves.

     Proved plus probable reserves are estimated annually by independent qualified reserve evaluators, and represent the estimated quantities of natural gas, natural gas liquids and crude oil which geological, geophysical and engineering data demonstrate with a specified degree of certainty to be recoverable in future years from known reservoirs and which are considered commercially producible.

     For depletion purposes, relative volumes of petroleum and natural gas production and reserves are converted at the energy equivalent conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil.

     Depreciation of the Mazeppa Processing Partnership (“MPP”) facilities is provided for on a straight line basis over 30 years.

   Assets Held for Sale

     Non-current assets or disposal groups are classified as held for sale when their carrying amount will principally be recovered through a sales transaction rather than through continued use and a sales transaction is highly probable.

     Assets held for sale are recorded at the lower of carrying value and fair value less cost to sell.

   Defined Benefit Pension Plan

     The Group recognizes the net defined benefit liability (asset) in the consolidated statement of financial position. When the Group has a surplus in a defined benefit plan, it measures the net defined benefit asset at the lower of (a) the surplus in the defined benefit plan; and (b) the asset ceiling. The Group accounts not only for its legal obligation under the formal terms of a defined benefit plan, but also for any constructive obligation that arises from the Group’s informal practices.

     The Group uses the projected unit credit method to determine the present value of its defined benefit obligations and the related current service cost and, where applicable, past service cost. Actuarial assumptions are unbiased and mutually compatible and comprise demographic and financial assumptions.

     Past service cost, which is the change in the present value of the defined benefit obligation resulting from a plan amendment or curtailment, is recognized as an expense at the earlier of when the amendment/curtailment occurs or when the Group recognizes related restructuring or termination costs. The gain or loss on a settlement, which is the difference between the present value of the defined benefit obligation being settled and the settlement price, is recognized when the settlement occurs.

     Service cost and net interest on the net defined benefit liability (asset) are recognized in profit or loss.

      Remeasurements of the net defined benefit liability (asset), which comprise actuarial gains and losses, the return on plan assets (excluding amounts included in net interest on the net defined benefit liability (asset)) and any change in the effect of the asset ceiling (excluding amounts included in net interest on the net defined benefit liability (asset)), are recognized in other comprehensive income and shall not be reclassified to profit or loss in a subsequent period. The Group transfers those amounts recognized in other comprehensive income within equity.

MFC INDUSTRIAL LTD.

SELECTED EXPLANATORY NOTES TO INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2012
(Unaudited)

Note 2. Basis of Presentation and Significant Accounting Policies (continued)

   Leases

     A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership. Finance leases are recognized as assets at the lower of the fair value of the leased property, or the present value of the minimum lease payments as determined at the inception of the lease. Any initial direct costs are added to the amount recognized as an asset. Finance leases are amortized over the lease term, generally three to five years. A lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to ownership. Operating lease payments are expensed in net earnings on a straight line-basis over the term of the lease.

   Farm-out Arrangements

     The Group does not adjust the recognized cost of exploratory property interests, excluding cash consideration received, for which farm-out agreements have been made. No exploration costs incurred by the farmee are recorded.

   Onerous Contracts

     A provision for onerous contracts is recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract.

   Revenue Recognition

     Revenue associated with the Group’s production and sale of hydrocarbons are recognized when title passes to the customer and delivery has taken place. The Group’s revenue is reported after deducting royalty payments to governments and other mineral interest owners.

Note 3. Accounting Policy Developments

     In June 2011, the IASB issued an amended version of IAS 19, Employee Benefits, which brings in various changes relating to the recognition and measurement of termination benefits and postemployment defined benefit expense, and to the disclosures for all employee benefits. The amended IAS 19 is effective for annual periods beginning on or after January 1, 2013. The Group early adopted this new standard with effect in the current year ending December 31, 2012, in connection with the acquisition of Compton. The Group did not have any defined benefit plan in 2011.

     The following amendment was issued by the IASB that is mandatory for the Group’s accounting year 2012:

     Amendments, set out in Deferred Tax: Recovery of Underlying Assets, were issued to amend IAS 12, Income Taxes. IAS 12 requires an entity to measure the deferred tax relating to an asset depending on whether the entity expects to recover the carrying amount of the asset through use or sale. It can be difficult and subjective to assess whether recovery will be through use or through sale when the asset is measured using the fair value model in IAS 40, Investment Property. The amendments provide a practical solution to the problem by introducing a presumption that recovery of the carrying amount will, normally, be through sale.

     Amendments, set out in Disclosures — Transfers of Financial Assets, were issued to amend IFRS 7, Financial Instruments, so as to enhance the disclosure requirements for transfers of financial assets that result in derecognition. These amendments respond, in part, to the recent financial crisis. Entities will be required to provide more extensive quantitative and qualitative disclosures about: (i) risk exposures relating to transfers of financial assets that are: (a) not derecognized in their entirety; or (b) derecognized in their entirety, but with which the entity continues to have some continuing involvement; and (ii) the effect of those risks on an entity’s financial position.

     The following new accounting standards and amendments are expected to have significant effects on the Group’s accounting policies, financial position and/or financial statement presentation for periods after 2012.

MFC INDUSTRIAL LTD.

SELECTED EXPLANATORY NOTES TO INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2012
(Unaudited)

Note 3. Accounting Policy Developments (continued)

     IFRS 9, Financial Instruments, replaces IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments (its business model) and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the many different impairment methods in IAS 39. Pursuant to IFRS 9, an entity choosing to measure a liability at fair value will present the portion of the change in its fair value due to changes in the entity’s own credit risk in other comprehensive income, rather than in the profit or loss. New requirements for the derecognition of financial instruments, impairment and hedge accounting are expected to be added to IFRS 9. In December 2011, the IASB issued amendments to IFRS 9 that defer the mandatory effective date from January 1, 2013 to January 1, 2015. The deferral will make it possible for all phases of the project to have the same mandatory effective date. The amendments also provide relief from the requirement to restate comparative financial statements for the effect of applying IFRS 9. Additional transition disclosures will be required to help investors understand the effect that the initial application of IFRS 9 has on the classification and measurement of financial instruments. Early application of IFRS 9 is still permitted.

     IFRS 10, Consolidated Financial Statements, establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 supersedes IAS 27 (Revised), Consolidated and Separate Financial Statements, and SIC-12, and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

     IFRS 11, Joint Arrangements, establishes principles for financial reporting by entities that have an interest in arrangements that are controlled jointly (i.e. joint arrangements). IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities - Non-Monetary Contributions by Venturers, and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

     IFRS 12, Disclosure of Interests in Other Entities, applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. The objective of this IFRS is to require an entity to disclose information that enables users of its financial statements to evaluate: (a) the nature of, and risks associated with, its interests in other entities; and (b) the effects of those interests on its financial position, financial performance and cash flows. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

     IAS 27, Separate Financial Statements, has been amended for the issuance of IFRS 10 but retains the current guidance for separate financial statements. IAS 28, Investments in Associates and Joint Ventures, has been amended for conforming changes based on the issuance of IFRS 10 and IFRS 11.

     All of the “package of five” new and amended standards (IFRS 10, IFRS 11, IFSR 12, IAS 27 and IAS 28) must be applied at the same time.

     IFRS 13, Fair Value Measurement, (a) defines fair value; (b) sets out in a single IFRS a framework for measuring fair value; and (c) requires disclosures about fair value measurements. IFRS 13 is to be applied for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

     Amendments, set out in Presentation of Items of Other Comprehensive Income¸ were issued to amend IAS 1, Presentation of Financial Statements. The amendments require the grouping of items of other comprehensive income into items that might be reclassified to profit or loss in subsequent periods and items that will not be reclassified to profit or loss in subsequent periods. The amendments are effective for annual periods beginning on or after July 1, 2012 with full retrospective application.

     IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine, applies to waste removal costs that are incurred in surface mining activity during the production phase of the mine (“production stripping costs”) and addresses the following issues: (a) recognition of production stripping costs as an asset; (b) initial measurement of the stripping activity asset; and (c) subsequent measurement of the stripping activity asset. An entity shall apply this Interpretation for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

MFC INDUSTRIAL LTD.

SELECTED EXPLANATORY NOTES TO INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2012
(Unaudited)

Note 4. Acquisitions

   Compton

     On September 6, 2012, the Company completed the take-over bid (the “Offer”) for all of the issued and outstanding common shares of Compton (the “Compton Shares”) for cash consideration of C$1.25 per Compton Share. The Offer was made pursuant to a support agreement (the “Support Agreement“) between Compton and the Company dated July 6, 2012. Pursuant to the Offer, on September 6, 2012, the Company, through its indirect wholly-owned subsidiary, acquired approximately 93.8% of the outstanding Compton Shares. On September 11, 2012, the Company completed a compulsory acquisition under the Alberta Business Corporations Act, whereby the indirect wholly-owned subsidiary acquired all the remaining outstanding Compton Shares not already owned by the Group. As a result of such compulsory acquisition, the indirect wholly-owned subsidiary acquired 100% ownership of Compton.

     In connection with the Support Agreement, on July 16, 2012, the indirect wholly-owned subsidiary acquired 6,548,498 special warrants (the “Warrants”) in the capital of Compton, at a price of C$1.25 per Warrant. On September 6, 2012, as a result of the conversion of the Warrants, the indirect wholly-owned subsidiary, acquired an additional 6,548,498 Compton Shares. No additional consideration was paid in connection with the conversion of the Warrants.

     The total consideration paid by the Group for the Compton Shares under the Offer and compulsory acquisition was approximately $33,535 (C$32,948, including 100,000 Compton Shares held by the Company prior to the Offer) in cash.

     Compton is actively engaged in the exploration, development and production of natural gas, natural gas liquids and, to a much lesser degree, crude oil, in western Canada. The acquisition is to enhance the investment and strategic growth objectives of the Group’s global commodity supply chain business. As a result, Compton’s financial position and results are included in the Group’s commodities and resources segment.

     The acquisition was accounted for as a business combination pursuant to IFRS 3. The aggregate cost of the acquisition totaled $41,866, comprising $33,535 paid to the former holders of Compton Shares and $8,311 (C$8,185) paid for the Warrants, but excluding $30,534 (C$30,000) subsequently subscribed for the new preferred shares in Compton. The fair values of the assets acquired and the liabilities assumed at their acquisition-date were as follows. As at the date of this interim report, the amounts were provisional as information on certain fair value measurement is incomplete.

Receivables	$16,035
Exploration and evaluation assets	70,746
Property, plant and equipment	386,015
Assets held for sale	127,007
Other assets	5,087
604,890
Short-term bank borrowings	(115,061)
MPP term financing	(26,383)
Accounts payables and accrued expenses	(30,583)
Provisions for decommissioning	(140,124)
Deferred income tax liabilities	(2,957)
Accrued pension obligations, net	(2,228)
Liabilities relating to assets held for sale	(15,590)
Net assets acquired	271,964
Total consideration paid	41,866
Negative goodwill	$230,098

MFC INDUSTRIAL LTD.

SELECTED EXPLANATORY NOTES TO INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2012
(Unaudited)

Note 4. Acquisitions (continued)

     Compton was a publicly traded company prior to the Group’s acquisition. As a result of the low price of the natural gas and high operating expenses, the market capitalization of Compton had been much smaller than its shareholders’ equity, after the impairment losses on the hydrocarbons properties previously recognized by Compton. The Group acquired the Compton Shares at their market price. As a result, the Group recognized $230,098 in negative goodwill which is non-taxable.

     The Group recognized a loss of $358 on 100,000 Compton Shares held by the Group prior to the acquisition. The loss was included in the net losses on available-for-sale securities under gross revenues in the consolidated statement of operations.

     There were neither intangible assets other than goodwill acquired nor contingent consideration arrangements.

     For acquired receivables, the fair value of the receivables, the gross contractual amount of receivables and the best estimate of the contractual cash flows not expected to be collected on the acquisition date were $16,035, $16,547 and $512, respectively.

     The amount of acquisition-related costs was $1,497 which was included in selling, general and administrative expenses in the consolidated statement of operations.

     As a result of the successful completion of the Offer and related transactions, we have consolidated Compton’s operations since September 7, 2012. The amount of revenue and net loss of Compton since the acquisition date included in the consolidated statement of comprehensive income for the reporting period of 2012 were $5,663 and $2,477, respectively.

     The amount of revenue and net loss of the combined entity for the current reporting period as though the acquisition date for the combination of Compton had been as of the beginning of the 2012 annual reporting period were $440,616 and $31,922, respectively. These amounts were computed based on the historical accounting records of Compton and were not adjusted for the non-conformity of the accounting policies of the two entities (if any), non-recurring transactions incurred by Compton during the period prior to the acquisition and post-combination arrangements initiated by the Group to streamline Compton’s operations and administration . These amounts may not be indicative of the results that actually would have occurred if the acquisition had been completed as of the beginning of 2012. The negative goodwill amount was excluded from the aforesaid net loss.

   Immaterial Entity

     On March 16, 2012, a subsidiary of MFC Industrial (the “Purchaser”) purchased a 75% equity interest and a shareholder loan interest in a corporation, for a total purchase price of $28,000 which was paid out on March 19, 2012. The corporation has a mineral refinery plant and power plant. The acquisition of the 75% equity and the shareholder loan interests together effectively transferred a 100% economic interest in the corporation to the Purchaser.

     This acquisition was not considered as a material business combination. The fair value of the consideration transferred approximated the fair values of the identifiable assets acquired and the liabilities assumed on the acquisition date. There were no identifiable intangible assets and goodwill acquired. Non-controlling interest in the corporation was measured at its fair value on the acquisition date, which was $nil. The amount of acquisition-related costs was nominal.

Note 5. Business Segment Information

     The Group is primarily in the global commodities supply chain business.

     In reporting to management, the Group’s operating results are categorized into the following operating segments: commodities and resources, merchant banking and all other segments.

     Commodities and resources segment includes trading of commodities and resources, as well as the related producing, processing and extracting activities. It also includes the royalty income from the Group’s interests in resource properties.

MFC INDUSTRIAL LTD.

SELECTED EXPLANATORY NOTES TO INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2012
(Unaudited)

Note 5. Business Segment Information (continued)

     Merchant banking segment includes proprietary investing and provision of financial services. The Group seeks investments in many industries, emphasizing those business opportunities where the perceived intrinsic value is not properly recognized. The Group uses its financial and management expertise to add or unlock value within a relatively short time period. The merchant banking business also provides supply chain structured solutions.

     All other segment includes the Group’s corporate and operating segments whose quantitative amounts do not exceed 10% of any of the Group’s (a) reported revenue, (b) net income or (c) combined assets. The Group’s other operating segments primarily include business activities in medical equipment, instruments, supplies and services.

   Products and Services

     The Group’s total revenues comprised the following for the nine months and three months ended September 30, 2012 and 2011, respectively:

Nine Months Ended September 30:	2012	2011
Commodities and resources	$337,516	$352,392
Fees	5,528	5,198
Gains on securities, net	850	—
Interest	7,756	8,102
Dividends	330	304
Equity income	4,805	4,529
Gains on derivative instruments, net	4,669	6,616
Other	12,442	14,109
Total revenues	$373,896	$391,250

Three Months Ended September 30:	2012	2011
Commodities and resources	$105,915	$101,845
Fees	1,698	937
Gains (losses) on securities, net	227	(2,019)
Interest	1,915	4,048
Dividends	27	37
Equity income	1,515	1,621
Gains on derivative instruments, net	4,402	2,511
Other	4,413	4,748
Total revenues	$120,112	$113,728

   Segment Operating Results

	Nine Months Ended September 30, 2012
	Commodities	Merchant
	and resources	banking	All other	Total
Revenues from external customers	$345,822	$14,290	$13,784	$373,896
Intersegment sale	177	8,218	265	8,660
Interest expense	6,186	41	2	6,229
Income (loss) before income taxes	22,830	246,691 *	(5,095)	264,426
____________________

*     including negative goodwill of $230,098.

MFC INDUSTRIAL LTD.

SELECTED EXPLANATORY NOTES TO INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2012
(Unaudited)

Note 5. Business Segment Information (continued)

	Nine Months ended September 30, 2011
	Commodities	Merchant
	and resources	banking	All other	Total
Revenues from external customers	$358,876	$19,468	$12,906	$391,250
Intersegment sale	—	5,701	331	6,032
Interest expense	6,311	54	3	6,368
Income (loss) before income taxes	25,156	14,062	(13,868)	25,350

	Three Months Ended September 30, 2012
	Commodities	Merchant
	and resources	banking	All other	Total
Revenues from external customers	$107,797	$7,440	$4,875	$120,112
Intersegment sale	177	2,651	93	2,921
Interest expense	2,259	—	—	2,259
Income (loss) before income taxes	1,279	237,543 *	(1,634)	237,188
____________________

*     including negative goodwill of $230,098.

	Three Months ended September 30, 2011
	Commodities	Merchant
	and resources	banking	All other	Total
Revenues from external customers	$101,921	$6,957	$4,850	$113,728
Intersegment sale	—	1,587	174	1,761
Interest expense	2,183	32	—	2,215
Income (loss) before income taxes	7,842	1,452	(129)	9,165

	As at September 30, 2012
	Commodities	Merchant
	and resources	banking	All other	Total
Segment assets	$1,102,611	$224,528	$33,984	$1,361,123
Equity method investments
(included in segment assets)	16,664	—	5,749	22,413

	As at December 31, 2011
	Commodities	Merchant
	and resources	banking	All other	Total
Segment assets	$456,223	$332,890	$69,844	$858,957
Equity method investments
(included in segment assets)	12,064	—	6,662	18,726

	As at September 30, 2012
	Commodities	Merchant
	and resources	banking	All other	Total
Segment liabilities	$525,216	$27,446	$5,192	$557,854

	As at December 31, 2011
	Commodities	Merchant
	and resources	banking	All other	Total
Segment liabilities	$250,334	$43,279	$16,197	$309,810

MFC INDUSTRIAL LTD.

SELECTED EXPLANATORY NOTES TO INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2012
(Unaudited)

Note 6. Mazeppa Processing Partnership

     MPP is a limited partnership organized under the laws of the Province of Alberta and owns certain midstream facilities, including natural gas plants and pipelines in southern Alberta, through which Compton processes a significant portion of its production from the surrounding area. Compton’s interaction with MPP is governed by agreements (the “MPP Agreements”) which provide for:

(a)	Compton’s management of the midstream facility;

(b)	the payment by Compton to MPP of a base processing fee and the reimbursement of MPP’s net out-of-pocket costs;

(c)	the dedication through April 30, 2024 of Compton’s production and reserves from the defined area through the facilities; and

(d)	an option granted to Compton to purchase MPP at a predetermined amount on April 30, 2014.

     Compton is considered to be the beneficiary of MPP’s operations, although it does not have an ownership interest in the midstream facilities. Pursuant to SIC - 12, Consolidation – Special Purpose Entities, the assets, liabilities, and operations of the Partnership are consolidated in these financial statements. As a result of Compton holding an option to purchase MPP, the equity in MPP is attributable to Compton even though it does not have an ownership interest in MPP.

     The MPP term financing comprises of three components: (i) present value of the base process fees; (ii) the purchase option; and (iii) unamortized transaction costs, and is non-recourse. The MPP term financing in these consolidated financial statements comprised the following at September 30, 2012:

Current portion	$9,584
Long-term portion	14,170
Total	$23,754

     The base processing fee component of the MPP term financing is accounted for as an amortizing obligation paid in full over its term to April 30, 2014, through a monthly principal and interest payment totaling C$800 per month. The effective rate of interest is 12.1% per annum.

     In these consolidated financial statements, the MPP net out-of-pocket costs are included in operating expense, the interest component of the base processing fee is included in finance costs and the principal component of the base processing fee is recorded as a reduction in the MPP term financing liability.

     The purchase option represents the pre-determined price at which Compton may, at its discretion, purchase the MPP partnership on April 30, 2014. If Compton does not exercise this purchase option, it may renew the MPP Agreements with terms and conditions to be negotiated at that time, or enter into an arrangement with the owners of the MPP facilities to process natural gas for Compton at a fee to be determined at that time.

     The MPP Agreements prescribe minimum throughput volumes and dedicated reserves which, if not exceeded, may require a buy-down of the purchase option. The minimum throughput volume is an average of the throughput volume of the preceding two consecutive calendar quarters. The prepayment amount is C$400,000 per 1.0 mmcf/d of shortfall. Each prepayment of the purchase option will cause the minimum throughput volume to be adjusted downward to the average throughput volume of the preceding two consecutive calendar quarters. In the event that the estimated dedicated reserves, as projected at April 30, 2014, are less than 200 BCF or have a discounted reserve value of less than C$250,000 using a 10% discount rate, the prepayment amount is the greater of C$108 per C$1,000 of reserve value shortfall and C$135 per 1.0 BCF of the reserves shortfall.

MFC INDUSTRIAL LTD.

SELECTED EXPLANATORY NOTES TO INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2012
(Unaudited)

Note 7. Assets Held for Sale

     In connection with the acquisition of Compton, management has committed to a plan to sell certain hydrocarbons properties and an active program to locate a buyer and complete the plan has been initiated. The assets are actively marketed for sale at a price that is reasonable in relation to their current fair values. The sale is expected to qualify for recognition as a completed sale within one year from September 2012 and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

     The Group did not recognize an impairment loss for any initial or subsequent write-down of the assets to fair value less costs to sell and did not recognize a gain for any subsequent increase in fair value less costs to sell of the assets. The assets held for sale are presented in the Group’s commodities and resources segment.

Note 8. Property, Plant and Equipment

     The Group had property, plant and equipment at September 30, 2012 and December 31, 2011, respectively, as follows:

	2012	2011
Development and production assets	$316,176	$—
MPP facilities	48,788	—
Land and building	533	275
Processing plant and equipment	23,814	2,166
Office equipment	5,167	1,302
Total	$394,478	$3,743
Note 9. Short-term Bank Borrowings Short-term bank borrowings are repayable within a year and comprised the following at September 30, 2012 and December 31, 2011, respectively:
	2012	2011
Credit facilities from banks	$111,007	$114,239
Credit facilities from a syndicated loan	79,123	—
Total	$190,130	$114,239

     The credit facilities from a syndicated loan are consolidated as a result of the acquisition of Compton. Pursuant to an amending agreement dated August 27, 2012, the credit facilities were amended to non-revolving facilities at $81,325 (CDN$80,000) on September 7, 2012, maturing in February 2013. The effective interest rate under the facilities is 4.8% per annum. The credit facilities are secured by a first fixed and floating charge debenture in the amount of $500,000 covering all of Compton’s assets and undertakings, and are non-recourse.

Note 10. Provisions

     Provisions at September 30, 2012 and December 31, 2011, respectively, comprised the following:

	2012	2011
Warranty, current	$104	$115
Decommissioning, restoration and similar liabilities, long-term	116,296	—
Total	$116,400	115

MFC INDUSTRIAL LTD.

SELECTED EXPLANATORY NOTES TO INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2012
(Unaudited)

Note 11. Accrued Pension Obligation

     Accrued pension obligation at September 30, 2012 and December 31, 2011, respectively, comprised the following:

	2012	2011
Defined benefit obligation	$12,259	$—
Less: Plan assets at fair value	(10,034)	—
Accrued pension obligation, net	$2,225	$—

Note 12. Capital Stock

     Currently, MFC Industrial has three classes of capital stock: common shares (the “Common Shares”), class A common shares and preferred shares (the “Preferred Shares”). As at September 30, 2012, there are 62,552,126 Common Shares issued and outstanding.

     All the treasury stock are held by the wholly-owned subsidiaries.

Note 13. Condensed Consolidated Statements of Operations

   Revenues

   Nine Months Ended September 30:

	2012	2011
Gross revenues as reported	$373,896	$391,250
For the components of the Group’s total revenues, please see Note 5. The Group’s revenues included the following items:
	2012	2011
Gains on securities, net	$850	$—
Gains on derivative instruments, net	4,669	6,616
Market value decrease on commodity inventories	—	(550)
Judgment interest from an arbitration in respect of a resource interest	—	1,247
Costs and Expenses Nine Months Ended September 30: The Group’s costs of sales comprised the following:
	2012	2011
Commodities and resources	$300,419	$308,600
Losses on securities, net	—	2,587
Recovery of credit losses on loans and receivables	(608)	(622)
Market value decrease on commodity inventories	1,092	—
Other	1,958	8,621
Total costs of sales	$302,861	$319,186
The Group included the following item in its costs of sales:
	2012	2011
Recovery of write-down of inventories, net	$(4,012)	$(93)
The Group included the following item in its selling, general and administrative expenses:
	2012	2011
Recovery of legal costs from an arbitration in respect of a
resource interest	$—	$(1,312)

MFC INDUSTRIAL LTD.

SELECTED EXPLANATORY NOTES TO INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2012
(Unaudited)

Note 13. Condensed Consolidated Statements of Operations (continued)

   Net Gains (Losses) on Securities

   Nine Months Ended September 30:

     The net gains (losses) on securities for the nine months ended September 30 comprised:

	2012	2011
Gains (losses) on trading securities, net	$1,024	$(6,772)
Realized gains (losses) on available-for-sale securities and subsidiaries	(199)	4,044
Holding gains on advance sales of securities	25	141
Net gains (losses)	$850	$(2,587)

     The net gains on securities were included in gross revenues while the net losses were included in costs of sales in the consolidated statement of operations.

Note 14. Share-based Compensation

     The following table summarizes the share-based compensation expenses (recovery) recognized by the Group for the nine months ended September 30:

	2012	2011
Share-based compensation expenses arising from options granted by:
MFC Industrial	$—	$7,291
Canadian non-wholly owned entities	9	(72)
Total	$9	$7,219
Note 15. Earnings per Share Earnings per share data for the nine months and three months ended September 30 were summarized as follows:
Nine Months Ended September 30:	2012	2011
Basic earnings available to holders of common shares	$258,896	$21,603
Effect of dilutive securities	—	—
Diluted earnings	$258,896	$21,603

	2012	2011
Weighted average number of common shares outstanding — basic	62,556,572	62,561,421
Effect of dilutive securities:
Options	—	—
Weighted average number of common shares outstanding — diluted	62,556,572	62,561,421

Three Months Ended September 30:	2012	2011
Basic earnings available to holders of common shares	$233,250	$6,686
Effect of dilutive securities	—	—
Diluted earnings	$233,250	$6,686

	2012	2011
Weighted average number of common shares outstanding — basic	62,552,201	62,561,421
Effect of dilutive securities:
Options	—	—
Weighted average number of common shares outstanding — diluted	62,552,201	62,561,421

MFC INDUSTRIAL LTD.

SELECTED EXPLANATORY NOTES TO INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2012
(Unaudited)

Note 16. Dividends Paid and Declared

     On January 17, 2012, MFC Industrial announced its annual cash dividend for 2012. The 2012 annual cash dividend was $0.22 per common share and paid in quarterly installments as follows: (i) $0.05 per share on February 10, 2012 to shareholders of record on January 27, 2012; (ii) $0.05 per share on April 10, 2012 to shareholders of record on March 30, 2012; (iii) $0.06 per share on July 13, 2012 to shareholders of record on July 2, 2012; and (iv) $0.06 per share on October 26, 2012 to shareholders of record on October 15, 2012. The final 2012 dividend payment was declared on October 4, 2012 and was not provided for at September 30, 2012.

     The dividend is subject to customary Canadian withholding tax for non-resident shareholders. Pursuant to applicable tax treaties the withholding rate for eligible U.S. resident shareholders is 15%. The dividend is an eligible dividend under the Income Tax Act (Canada).

Note 17. Related Party Transactions

     In the normal course of operations, the Group enters into transactions with related parties which include affiliates in which the Group has a significant equity interest (10% or more) or which have the ability to influence the affiliates’ or the Group’s operating and financing policies through significant shareholding, representation on the board of directors, corporate charter and/or bylaws. These related party transactions are measured at the exchange value which represents the amounts of consideration established and agreed to by the parties. In addition to transactions disclosed elsewhere in these condensed consolidated financial statements, the Group had the following transactions with affiliates during the nine months ended September 30, 2012:

Net sales	$742
Royalty expense paid and payable*	504
____________________

*     included in net sales.

Note 18. Changes in Contingent Liabilities or Contingent Assets Since the End of the Last Annual Reporting Period

   Litigation

     The Group is subject to litigation in the normal course of business. Management considers the aggregate liability which may result from such litigation not material at September 30, 2012.

   Guarantees

     As at September 30, 2012, the Group had issued guarantees up to a maximum of $18,475 to its trading and financing partners in the normal course of its commodities activities, of which $4,857 has been outstanding and has not been recorded as liabilities in the consolidated statement of financial position. There has been no claim against the guarantees.

Note 19. Approval of Condensed Consolidated Financial Statements

     This interim financial report was approved by the Board of Directors and authorized for issue on November 13, 2012.

NEWS RELEASE
Corporate MFC Industrial Ltd. Rene Randall 1 (604) 683-8286 ex 224 rrandall@bmgmt.com	Investors Allen & Caron Inc. Joseph Allen 1 (212) 691-8087 joe@allencaron.com

MFC INDUSTRIAL LTD. REPORTS RESULTS FOR THE THIRD QUARTER OF 2012

- Shareholders’ equity increased 46% to $800.3 million and total assets increased 58% to over $1.3 billion -

NEW YORK (November 14, 2012) . . . MFC Industrial Ltd. (“MFC” or the “Company”) (NYSE: MIL) announces its results for the nine- and three-months ended September 30, 2012 and provides an update on its recent corporate developments. The Company’s financial statements are prepared in accordance with International Financial Reporting Standards. Unless otherwise noted, all dollar amounts are in United States dollars.

We completed the previously announced take-over bid of Compton Petroleum Corporation (“CPC”), a company that is active in the production and processing of natural gas, natural gas liquids, and to a much lesser degree crude oil. This transaction, which was completed on September 6, 2012, reflects our strategy to increase our captive commodities sources and meets our stated investment objectives. With this acquisition we recognized a gain of $230.1 million on negative goodwill. The gain on negative goodwill arose as the fair value of the net assets acquired exceeded the consideration we paid under the transaction. Our total assets as of September 30, 2012 increased by 58% to over $1.3 billion and our shareholders’ equity increased by 46% to $800.3 million from December 31, 2011.

HIGHLIGHTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

  Book value per share increased to $12.79 as at September 30, 2012 from $8.74 at the end of 2011.

  We recognized a gain of $230.1 million on negative goodwill from the acquisition. Total assets now exceed $1.3 billion.

  We expanded our commodities platform to include energy with the completion of the acquisition of CPC on September 6, 2012.

  Our net earnings for the nine months ended September 30, 2012 increased to $28.8 million, or $0.46 per share.*

*Note: Excluding a gain of $230.1 million on negative goodwill, or $3.68 per share recognized on the CPC acquisition.

PAGE 1/18

We are pleased with the expansion of our commodities platform into energy, but now we must execute our plans to derive more than just a basic commodity value from natural gas. We will be proceeding to add value by utilizing our natural gas processing plants to facilitate the production of energy and enhance and create more value-added commodities. We are also working to expand our global commodities business through further acquisitions, but will continue to be responsible with our capital.

RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

Total revenues for the nine-month period ended September 30, 2012 decreased to $373.9 million, compared to $391.3 million in the first nine months of 2011. Our income for the first nine months of 2012, including a negative goodwill gain of $230.1 million, increased to $258.9 million, or $4.14 per share on a diluted basis, from $21.6 million, or $0.35 per share on a diluted basis in the same period last year. Excluding the negative goodwill gain, our income for the first nine months of 2012 was $28.8 million, or $0.46 per share.

We believe that net book value is key in valuing MFC and our net book value is set forth in the table below:

NET BOOK VALUE
	September 30, 2012	December 31, 2011
Net book value per share	$12.79	$8.74
Shares outstanding	62,552,126	62,561,421

Revenues were slightly down in the first nine months of 2012 because of several factors. During the period, the Euro depreciated versus the United States dollar by 9%. We also had lower volumes and substantial price reductions on certain commodities, particularly in plastics. However, we were able to offset some of the revenue reduction with new products.

Revenues for our commodities and resources business were $345.8 million for the nine months ended September 30, 2012, compared to $358.9 million for the same period in 2011. Included in our commodities and resources business are the gross revenues generated by our iron ore royalty interest which, for the nine months ended September 30, 2012, were approximately $19.7 million, compared to $24.5 million in the same period in 2011. A total of 2,295,819 tons of iron ore pellets and 42,484 tons of chips were shipped during the nine months ended September 30, 2012, compared to 2,687,933 tons of iron ore pellets and 138,359 tons of concentrate shipped in the same period in 2011. The reductions in pellet shipments experienced during the nine months ended September 30, 2012, primarily resulted from equipment failures at the concentrator plant. In light of this, the mine owner, Cliffs Natural Resources, is now decreasing its expected production volumes for 2012. Our revenues were also affected by lower royalty rates due to the current pricing environment for iron ore.

Revenues for our merchant banking business were $14.3 million for the nine months ended September 30, 2012, compared to $19.5 million for the same period in 2011.

Other revenues, which encompass our corporate and other investments, were $13.8 million for the nine months ended September 30, 2012, compared to $12.9 million for the same period in 2011.

Costs of sales decreased to $302.9 million during the nine months ended September 30, 2012 from $319.2 million for the same period in 2011. Selling, general and administrative expenses increased slightly to $32.4 million for the nine months ended September 30, 2012 from $31.4 million for the same period in 2011.

PAGE 2/18

OVERVIEW OF OUR RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

Our total revenues by operating segment for the nine months ended September 30, 2012 and 2011 are broken out in the table below:

REVENUES All amounts in thousands
	September 30, 2012	September 30, 2011
	nine months	nine months
Commodities and resources	$345,822	$358,876
Merchant banking	14,290	19,468
Other	13,784	12,906

Total revenues	$373,896	$391,250

Our income from operations for each of the nine months ended September 30, 2012 and 2011 are broken out in the table below:

INCOME FROM OPERATIONS All amounts in thousands, except per share amounts
	September 30, 2012	September 30, 2011
	nine months	nine months
Commodities and resources	$22,830	$25,156
Merchant banking	246,691 (1)	14,062
Other	(5,095)	(13,868)

Income before income taxes	264,426	25,350
Income tax expenses	(417)	(1,089)
Resource property revenue tax expenses	(4,010)	(3,215)
Net (income) loss attributable to non-controlling interest	(1,103)	557

Net income attributable to our shareholders	$258,896 (1)	$21,603

Earnings per share	$4.14	$0.35 (2)

Note:	(1) Including a negative goodwill gain of $230.1 million.
(2) The first half of 2011 included a one-time expense of $0.14 per share.

PAGE 3/18

FINANCIAL

The following table highlights certain selected key numbers and ratios in order for our shareholders to better understand our financial position as at September 30, 2012.

FINANCIAL HIGHLIGHTS All amounts in thousands, except per share amount and ratios
September 30, 2012
Cash and cash equivalents	$270,778
Short-term securities	7,943
Trade receivables	38,247
Current assets	608,605
Total assets	1,361,123
Current liabilities	317,578
Working capital	291,027
Current ratio*	1.92
Acid test ratio*	1.05
Total liabilities	557,854
Shareholders’ equity	800,266
Equity per common share	12.79

*Note:

The current ratio is calculated as current assets divided by current liabilities. The acid test ratio is calculated as cash and cash equivalents plus short-term cash deposits, short-term securities and receivables less inventories divided by total current liabilities.

PAGE 4/18

LIQUIDITY

As at September 30, 2012, we had cash, short-term deposits and securities of $278.9 million. We monitor our capital on the basis of our debt-to-adjusted capital ratio and long-term debt-to-equity ratio.

LIQUIDITY All amounts in thousands
	September 30, 2012	<December 31, 2011
Total debt	$47,281	$47,127
Less: cash and cash equivalents	(270,778)	(387,052)

Net debt (net cash & cash equivalents)	(223,497)	(339,925)
Shareholders’ equity	800,266	546,623

LONG-TERM DEBT

The following table highlights selected key numbers and ratios as of September 30, 2012 and December 31, 2011.

LONG-TERM DEBT All amounts in thousands, except ratio
	September 30, 2012	December 31, 2011
Long-term debt, less current portion	$30,312	$20,150
Shareholders’ equity	800,266	546,623
Long-term debt-to-equity ratio*	0.04	0.04

*Note:	The long-term debt-to-equity ratio is calculated as long-term debt divided by shareholders’ equity.

CREDIT FACILITIES

We maintain various types of credit lines and facilities with various banks, and most of these are short-term. These facilities are used for day-to-day business, structured solutions and various other activities in both the commodities and finance areas.

As at September 30, 2012, we had credit facilities aggregating $418.5 million as follows: (i) unsecured revolving credit facilities aggregating $158.2 million from banks; (ii) revolving credit facilities aggregating $84.1 million from banks for structured solutions, a special type of financing. The margin is negotiable when the facility is used; (iii) a structured factoring arrangement with a bank for up to a credit limit of $119.6 million for our commodities activities. Generally, we may factor our commodity receivables upon invoicing at the inter-bank rate plus a margin; and (iv) a foreign exchange credit facility of $56.6 million with a bank. All of these facilities are renewable on a yearly basis.

PAGE 5/18

CAPTIVE SOURCE OF FERROUS METALS UPDATE

During the nine months ended September 30, 2012, we and our partner Alberici Group, Inc. continued to study the re-opening of the Pea Ridge Mine located in Sullivan, Missouri (the “Mine”), in which we own a 50% interest. As previously announced, we completed an updated independent Canadian National Instrument 43-101 compliant technical report (the “Technical Report”) upgrading previously disclosed historic resources estimates to current resource estimates. Behre Dolbear and Company (USA), Inc. (“Behre Dolbear”), our independent technical consultants, completed the Technical Report. The estimates include an in situ (originally present) measured and indicated resource of 248.7 million short tons at 52.87% magnetic iron and 57.82% total iron and an inferred resource of 15.8 million short tons at 53.67% magnetic iron and 57.64% total iron based on a cut-off grade of 40% magnetic iron.

In completing the Technical Report, Behre Dolbear conducted, among other things, an audit of historic drill hole data, a confirmatory re-sampling and analysis program on the extensive library of drill core maintained at the Pea Ridge Mine site and core kept at the Missouri Department of Natural Resources and block modeling of the deposit. Readers should refer to the full text of the Technical Report for further information regarding the above resource estimates and the Mine, a copy of which is available under the Company’s profile at www.SEDAR.com.

In addition to completion of the Technical Report, as part of the work necessary to evaluate the Pea Ridge Mine for re-opening, we engaged the consulting firm Geotechnology, Inc. to investigate the depth and shape of the top and bottom of the subsidence cave zone which is present above the Pea Ridge Mine deposit. This work included direct measurements of the size and extent of the cave zone within existing vertical drill holes. Having received the results, we are, together with our consultants, considering additional steps in the evaluation of the cave zone, including re-drilling several existing holes above the mineralized zone, and conducting a three-dimensional detailed seismic survey over the Pea Ridge Mine site. We believe that the results of this work will be useful in determining the best way to develop and mine the iron deposit.

A necessary step in completing further analysis, including feasibility studies and reopening the Pea Ridge Mine is dewatering the existing underground mine workings. Dewatering activities have been delayed, while we complete further preliminary analysis and investigations regarding the reopening of the Mine.

PAGE 6/18

EXPANDING OUR COMMODITIES PLATFORM INTO ENERGY

As a result of our acquisition of CPC on September 6, 2012, our commodities activities have expanded to include energy through the development, production and processing of natural gas and other hydrocarbons in Western Canada. The majority of such operations are located in the Deep Basin fairway of the Western Canada Sedimentary Basin.

TRANSACTION HIGHLIGHTS

This acquisition expands MFC’s global commodities platform to include energy.
Proved and probable natural gas, and natural gas liquids reserves.
Future tax benefits.
In addition to developed properties, we have a substantial undeveloped land bank.
We recognized $230.1 million of negative goodwill for the nine months ended September 30, 2012 in connection with this acquisition.

CPC’s properties are principally located in the Deep Basin fairway of the Western Canada Sedimentary Basin in Alberta and provide multi-zone potential for future development and exploration.

LAND POSITION (SELECTED HIGHLIGHTS)
As of September 30, 2012
Southern Plains, Alberta, Canada:
448,000 gross acres with 87% working interest
270 + developed drilling locations
Niton, Alberta, Canada:
89,600 gross acres with greater than 70% working interest
250 + developed drilling locations
An additional 354,993 net undeveloped acres

PAGE 7/18

We have interests in substantial established infrastructure, which allows flexibility to effectively manage area development and adjust operations accordingly. Overall, we operate over 50,000 horsepower of compression totaling 200 million cubic feet per day (“MMcf/d”) of available field compression capacity, having over 85 MMcf/d of operated processing capacity with no mid-stream requirements (not including the Mazeppa Gas Processing Plant), and over 2,000 km of pipeline infrastructure in place. Key facilities are as follows:

PROCESSING FACILITIES AND INFRASTRUCTURE

Mazeppa Gas Processing Plant

The Plant is located in High River, Alberta, Canada and processes both sweet and sour gas. It has a production capacity of 90 MMcf/d of sour natural gas and 45 MMcf/d of sweet natural gas. In the High River area, there is approximately 270 km of pipeline infrastructure in place and gas compression capacity of 42.5 MMcf/d.

Southern Alberta Foothills

The Callum and Cowley Gas Processing Plants with 100% plant ownership are currently capable of compressing 19 MMcf/d and ultimately processing 50 MMcf/d through the two existing facilities with the addition of field and/or plant compression. There is currently over 60 km of pipeline infrastructure in the operating area with minimal third party infrastructure in place.

High River

In the High River area there is 9,150 horsepower installed with a gas compression capacity of 42.5 MMcf/d and 270 km of pipeline infrastructure in place. Volumes are all produced through the Mazeppa gas gathering system and sour gas processing plant.

Edson, Niton and McLeod Gas Processing Plants

This foothills area property has compression capacity of 23 MMcf/d utilizing over 6,400 horsepower, including the CPC McLeod River Gas Processing Plant with 23 MMcf/d of capacity with 100% plant ownership. Additionally, there is over 185 km of pipeline infrastructure in the area.

Shallow Gas Property

Our shallow gas infrastructure consists of over 110 MMcf/d of compression capacity utilizing 30,000 horsepower with over 1,200 km of pipeline infrastructure in place. Final processing gas volumes are through a third party in some cases, but in many cases directly linked into the ATCO and Nova/TransCanada pipeline systems at multiple sales locations.

As at September 30, 2012, these interests included 909 producing natural gas wells, 36 producing oil wells and a land position that includes approximately 355,000 net working interest undeveloped acres. Our operations include four Deep Basin development gas plays: (i) the Rock Creek sands and other zones at Niton in central Alberta; (ii) the shallower Southern Plains sand play in southern Alberta; (iii) the Basal Quartz sands at High River in southern Alberta; and (iv) an exploratory play at Callum/Cowley/Todd Creek in the Foothills area of southern Alberta.

PAGE 8/18

The Niton area includes multi-zone, liquids-rich, tight gas plays with production to date primarily coming from Rock Creek and Ellerslie sandstones. We have a large number of mineral agreements that cover specific zonal rights in this area. We have an average 70% working interest in 89,600 gross acres of land to the base of the Rock Creek Member of the Fernie Group. The Niton area has other productive zones that provide opportunities to expand our development base by moving into other geological horizons. These zones lie above the Rock Creek and include the Wilrich and Notikewin sandstones of the Upper Mannville and Spirit River Group.

The Southern Plains and overlying Edmonton Horseshoe Canyon shallow gas zones consist of under-pressured, essentially water-free, multi-sand zones that averages 450 metres in thickness per zone, totalling over 900 metres in thickness. The entire section is comprised of multiple Belly River sands, silts, shales, and coals, overlain by the Edmonton/Horseshoe Canyon coals that similarly include sands, silts, and shales. With control of 448,000 gross acres of land at an average 87% working interest, this land base provides a significant multi-year, low risk natural gas drilling inventory at two to four wells per section. Ample infrastructure is in place in the area for future production increases.

Our High River asset is a low to medium permeability Basal Quartz channel sandstone pool, which is the southern Alberta extension of the Lower Cretaceous Deep Basin gas trend.

In addition to its processing and natural gas assets, CPC has tax benefit pools that we may be able to utilize. The following table sets forth summary information regarding future tax benefit pools as of December 31, 2011, along with corresponding annual allowable utilization rates.

TAX BENEFIT POOLS As of December 31, 2011, all Canadian dollar amounts in millions
Pools	Amounts	Utilization rate per year
Canadian development expense	$16.8	30%
Canadian exploration expense	331.8	100%
Capital cost allowance	122.9	25%
Share / debt issuance costs	23.1	20%

Total Pools	$494.6

PAGE 9/18

The following table summarizes our natural gas and crude oil wells as of September 30, 2012:

GAS AND OIL WELLS As of September 30, 2012
Net interest
Natural Gas (producing)	909
Natural Gas (non-producing)	22
Crude Oil (producing)	36
Crude Oil (non-producing)	9

Total Wells	976

We have over 500 potential well locations and future drilling may consist primarily of infill drilling. Due to the known performance of neighbouring wells, the per well development costs, operating costs and production volumes can be estimated with reasonable confidence. As such, gas production from new drilling can be planned in a targeted manner and in light of market conditions.

We also have the ability to shut-in producing wells during periods of low market prices, and to re-open such wells during more favourable market conditions.

We may undertake a program of rationalization of wells, including potential acquisitions of other distressed companies or assets by selling or trading individual well interests with other operators to maximize operating efficiencies in the field.

Since completing the acquisition, we have commenced the integration of CPC into our global commodities supply chain business. Our initial goals with this acquisition are, among other things:

INITIAL GOALS FOR CPC

Utilizing our natural gas reserves to produce energy.
Refinance bank debt to coincide with the actual economic life of the acquired assets.
Sell non-core assets and reduce general and administrative costs, to bring them into line with our future plans.
Hedge the acquisition price risk to reduce the exposure to volatility of natural gas prices.
Rationalize capital expenditures, well operations, and processing facilities to maximize the long-term value of the assets. Increase volume and reduce costs by optimizing infrastructure and adding third party volumes.
Implement an opportunity fund, which will allow strategic investors from Asia to participate in the development of long-term projects.

PAGE 10/18

UPDATE ON OUR CAPTIVE SOURCES OF FERROUS METALS IN INDIA

A court in India issued an interim order on October 5, 2012 prohibiting mining activities in the State of Goa, India. The Order was passed based on a petition filed by a non-governmental organization, Goa foundation, in light of a report which was tabled in Parliament on September 7, 2012, alleging that billions of dollars were expropriated by illegal mining companies in the region.

Our Indian subsidiary previously entered into agreements with third party leaseholders of iron ore mines in Goa, India pursuant to which our subsidiary is the sole contractor, and the leaseholders agreed to sell iron ore to our subsidiary at a fixed price per ton based on the extraction costs. Our subsidiary has provided materials on our activities and environmental policies to the government and we are optimistic that such activities are in full compliance.

The Government of Goa is under strong pressure to expedite reopening all of mines as 75% of Goa’s economy depends on mining revenue. The mining industry is the largest employer in the state employing: 52,000 general truckers, 26,000 mining trucks, 7,000 bargemen and another 75,000 people directly employed in the mining industry.

From a financial point of view, MFC has no debt and no cash flow obligations associated with its iron sources in Goa. While there can be no assurance as to the outcome of the proceedings, we view the suspension to be temporary and are reasonably optimistic that iron deliveries will be resumed before the mining season ends.

We are continuing the process of obtaining all the necessary permits respecting the purchase and sale of iron ore from a new mine owner that has a property located in Goa, India. We have entered into an agreement with the mine owner. The new property is in very close proximity to our existing iron ore sources in Goa.

CORPORATE TAXATION

We are a company that strives to be fiscally responsible. Corporate income taxes paid in cash were approximately $2.6 million for the nine months ended September 30, 2012.

ANNUAL CASH DIVIDEND

To date, we have completed the payment of our 2012 cash dividend, having made the following divided payments to our shareholders: (i) $0.05 per share on February 10, 2012 to shareholders of record on January 27, 2012; (ii) $0.05 per share on April 10, 2012 to shareholders of record on March 30, 2012; (iii) $0.06 per share on July 13, 2012 to shareholders of record on July 2, 2012; and (iv) $0.06 per share on October 26, 2012 to shareholders of record on October 15, 2012. This represents a 10% increase over our 2011 dividend.

COMMENTS

Chairman Michael Smith commented: “The first nine months of 2012 were a time of turning challenges into opportunities. These opportunities have allowed us to expand and diversify our commodities platform, which offers opportunities for growth and the potential for significant contributions to the economics of the Company in a recovering economy.”

Mr. Smith concluded: “Thus far in 2012, we have focused on increasing our efforts in acquiring undervalued captive resource assets and operating businesses in the Americas and Asia, as well as streamlining our existing operations. Our most important overall strategy has been to expand into higher-margin commodities projects.”

PAGE 11/18

Shareholders are encouraged to read the entire Form 6-K, which includes our unaudited financial statements and management’s discussion and analysis for the three and nine months ended September 30, 2012 and was filed with the Securities and Exchange Commission (“SEC”) and Canadian securities regulators today, for a greater understanding of the Company.

Today at 10:00 a.m. EDT (7:00 a.m. PDT), a conference call will be held to review MFC’s announcement and results. This call will be broadcast live over the Internet at www.mfcindustrial.com. An online archive will be available immediately following the call and will continue for seven days. You may also to listen to the audio replay by phone by dialing: 1 (877) 344 7529, using conference number 10020544. International callers dial: 1 (412) 317 0088.

About MFC Industrial Ltd.

MFC is a global commodity supply chain company and is active in a broad spectrum of activities related to the integrated combination of commodities and resources, including commodity and resource interests, and structured finance, and proprietary investing. To obtain further information on the Company, please visit our website at: http://www.mfcindustrial.com.

Cautionary Note on Resource Estimates

As a reporting issuer in Canada, the Company is required by Canadian law to provide disclosure in accordance with NI 43-101. Accordingly, you are cautioned that the information contained in this press release may not be comparable to similar information made public by U.S. companies under the United States federal securities laws and the rules and regulations thereunder. In particular, the terms “measured resource”, “indicated resource” and “inferred resource” as used in this press release are not defined in SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into mineral reserves with demonstrated economic viability. In addition, the estimation of inferred resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

Disclaimer for Forward-Looking Information
This document contains statements which are, or may be deemed to be, “forward-looking statements” which are prospective in nature, including, without limitation, statements regarding our future plans, including in respect of CPC, implementation of current strategies and our plans for our projects and the outcome of proceedings. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as “plans”, “expects” or “does not expect”, “is expected”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, revenues, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause our actual results, revenues, performance or achievements to differ materially from our expectations include, among other things: (i) periodic fluctuations in financial results as a result of the nature of our business; (ii) commodities price volatility; (iii) economic and market conditions; (iv) competition in our business segments; (v) decisions

PAGE 12/18

and activities of operators of our resource interests; (vi) the availability of commodities for our commodities and resources operations; (vii) the availability of suitable acquisition or merger or other proprietary investment candidates and the availability of financing necessary to complete such acquisitions or development plans; (viii) our ability to realize the anticipated benefits of our acquisitions; (ix) additional risks and uncertainties resulting from strategic investments, acquisitions or joint ventures; (x) counterparty risks related to our trading activities; (xi) unanticipated grade, geological, metallurgical, processing or other problems experienced by the operators of our resource interests (xii) delays in obtaining requisite environmental and other permits or project approvals; (xiii) potential title and litigation risks inherent with the acquisition of distressed assets; (xiv) risks related to exploration, development and construction of a previously shut-down mine project, including the suitability and integrity of historic mine structures; (xv) the availability of services and supplies; (xvi) operating hazards; and (xvii) other factors beyond our control. Such forward-looking statements should therefore be construed in light of such factors. Other than in accordance with its legal or regulatory obligations, the Company is not under any obligation and the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additional information about these and other assumptions, risks and uncertainties are set out in our Annual Report on Form 20-F and our Management’s Discussion and Analysis for the three months ended September 30, 2012, filed with the Canadian securities regulators and on Form 6-K with the SEC.

PAGE 13/18

MFC INDUSTRIAL LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
September 30, 2012 and December 31, 2011
(Unaudited)
(United States Dollars in Thousands)

ASSETS
	September 30,	December 31,
	2012	2011
Current Assets

Cash and cash equivalents	$270,778	$387,052
Short-term deposits	177	163
Securities	7,943	13,062
Restricted cash	649	623
Loan receivable	–	19,869
Bills of exchange	–	10,545
Trade receivables	38,247	21,154
Other receivables	17,482	9,144
Inventories	112,805	81,223
Real estate held for sale	11,904	12,012
Deposits, prepaid and other	21,949	9,344
Assets held for sale	126,671	–
Total current assets	608,605	564,191

Non-current Assets

Securities	10,976	11,606
Equity method investments	22,413	18,726
Investment property	33,283	33,585
Exploration and evaluation assets	70,660	–
Property, plant and equipment	394,478	3,743
Interests in resource properties	212,191	219,582
Deferred income tax assets	7,739	7,524
Other	778	–
Total non-current assets	752,518	294,766
Total assets	$1,361,123	$858,957

PAGE 14/18

MFC INDUSTRIAL LTD.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION (cont’d)
September 30, 2012 and December 31, 2011
(Unaudited)
(United States Dollars in Thousands)

LIABILITIES AND EQUITY
	September 30,	December 31,
	2012	2011
Current Liabilities

Short-term bank borrowings	$190,130	$114,239
Debt, current portion	16,969	26,977
Account payables and accrued expenses	68,609	42,226
MPP term financing	9,584	–
Provisions for warranty	104	115
Income tax liabilities	4,362	4,453
Deferred sale liabilities	12,286	14,958
Liabilities relating to assets held for sale	15,534	–
Total current liabilities	317,578	202,968

Long-term Liabilities

Debt, less current portion	30,312	20,150
MPP term financing	14,170	–
Deferred income tax liabilities	61,945	61,045
Provisions for decommissioning obligations	116,296	–
Deferred sale liabilities	15,328	25,647
Accrued pension obligation, net	2,225	–
Total long-term liabilities	240,276	106,842
Total liabilities	557,854	309,810

EQUITY

Capital stock	382,746	382,289
Treasury stock	(68,610)	(68,117)
Contributed surplus	13,037	13,028
Retained earnings	467,010	213,200
Accumulated other comprehensive income	6,083	6,223
Shareholders’ equity	800,266	546,623
Non-controlling interests	3,003	2,524
Total equity	803,269	549,147
	$1,361,123	$858,957

PAGE 15/18

MFC INDUSTRIAL LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Nine Months Ended September 30, 2012 and 2011
(Unaudited)
(United States Dollars in Thousands, Except Per Share Amounts)

	2012	2011
Net Sales	$369,091	$386,721
Equity income	4,805	4,529
Gross revenues	373,896	391,250

Costs and Expenses:
Costs of sales	302,861	319,186
Selling, general and administrative	32,394	31,435
Share-based compensation - selling, general and
administrative	9	7,219
Finance costs	7,115	6,368
Other recovery	(2,037)	–
	340,342	364,208

Income from operations	33,554	27,042

Other items:
Exchange differences on foreign currency transactions	774	(1,692)
Negative goodwill	230,098	–

Income before income taxes	264,426	25,350

Income tax expense:
Income taxes	(417)	(1,089)
Resource property revenue taxes	(4,010)	(3,215)
	(4,427)	(4,304)

Net income for the period	259,999	21,046
Net (income) loss attributable to non-controlling interests	(1,103)	557
Net income attributable to owners of the parent company	$258,896	$21,603

Basic earnings per share	$4.14	$0.35
Diluted earnings per share	$4.14	$0.35

Weighted average number of common shares outstanding
- basic	62,556,572	62,561,421
- diluted	62,556,572	62,561,421

PAGE 16/18

MFC INDUSTRIAL LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three Months Ended September 30, 2012 and 2011
(Unaudited)
(United States Dollars in Thousands, Except Per Share Amounts)

	2012	2011
Net Sales	$118,597	$112,107
Equity income	1,515	1,621
Gross revenues	120,112	113,728

Costs and Expenses:
Costs of sales	100,449	92,282
Selling, general and administrative	11,620	9,637
Finance costs	2,784	2,215
Other recovery	(2,037)	–
	112,816	104,134

Income from operations	7,296	9,594

Other items:
Exchange differences on foreign currency
transactions	(206)	(429)
Negative goodwill	230,098	–

Income before income taxes	237,188	9,165

Income tax (expense) recovery:
Income taxes	(2,019)	870
Resource property revenue taxes	(1,445)	(2,536)
	(3,464)	(1,666)

Net income for the period	233,724	7,499
Net income attributable to non-controlling interests	(474)	(813)
Net income attributable to owners of the
parent company	$233,250	$6,686

Basic earnings per share:	$3.73	$0.11
Diluted earnings per share:	$3.73	$0.11

Weighted average number of common
shares outstanding
- basic	62,552,201	62,561,421
- diluted	62,552,201	62,561,421

PAGE 17/18

MFC INDUSTRIAL LTD.
FINANCIAL HIGHLIGHTS
As of September 30, 2012
(unaudited)
(United States Dollars in Thousands, Except Per Share Amount and Ratios)

Cash and cash equivalents	$270,778
Short-term Securities	7,943
Trade receivables	38,247
Current assets	608,605
Total assets	1,361,123
Current liabilities	317,578
Working capital	291,027
Current ratio	1.92
Acid test ratio	1.05
Long term debt, less current portion	30,312
Long-term debt-to-shareholders’ equity	0.04
Total Liabilities	557,854
Shareholders’ equity	800,266
Equity per common share	12.79

PAGE 18/18

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MFC INDUSTRIAL LTD.

By:	/s/ Michael Smith
Michael Smith
Chairman, President and
Chief Executive Officer

Date: November 14, 2012